Exhibit 2.5

EXECUTION COPY

STOCK PURCHASE AGREEMENT

between

APTUIT, LLC,

and

CATALENT PHARMA SOLUTIONS, INC.

Dated as of August 19, 2011

i

Exhibit A	Restructuring Agreement
Exhibit B	Limited Guaranty Agreements
Exhibit C	Form of Escrow Agreement

Schedule A	Adjustment to Purchase Price for 2010 Audited Financial Statements

STOCK PURCHASE AGREEMENT dated as of August 19, 2011 (this “Agreement”), between APTUIT, LLC, a Delaware limited liability company (“Seller”) and CATALENT PHARMA SOLUTIONS, INC., a Delaware corporation (“Purchaser”). Any capitalized term used herein but not defined in a provision in which such term is used shall have the meaning ascribed to such term in Section 12.06(b).

WHEREAS Seller is the direct owner of 100% of the common stock, par value $0.01 per share (the “Shares”), of Aptuit Holdings, Inc., a Delaware corporation (the “Company”);

WHEREAS the Company and the Company Subsidiaries are currently engaged in the business of (a) clinical packaging and logistics services, including primary and secondary packaging, labeling, storage, distribution, logistics and informatics services, for use in biopharmaceutical clinical trials (the “CP&L Business”), and (b) providing biopharmaceutical clients with drug formulation, analytical testing, method development and manufacturing services for use in biopharmaceutical clinical trials and in commercial biopharmaceutical manufacturing (the “PDM Business”, collectively with the CP&L Business, the “Business”); for the avoidance of doubt, the Business excludes Seller’s businesses of (a) active pharmaceutical ingredient development and manufacturing, as conducted by the Company and the Company Subsidiaries in the United States and the United Kingdom, (b) integrated drug development, preclinical, lead optimization and pharmaceutical development and manufacturing, as conducted by the Company and the Company Subsidiaries at its facility in Verona, Italy, (c) sterile and non-sterile liquid product and lyophilisation development at its facility in Glasgow, Scotland, and (d) the radio labeling business conducted by the Company at its facility in Kansas City, Missouri (collectively, the “Retained Business”);

WHEREAS, prior to or concurrently with the execution and delivery of this Agreement, Seller and the Company have entered into the Restructuring Agreement, which is attached as Exhibit A (the “Restructuring Agreement”), pursuant to which Seller will cause the consummation of the Restructuring prior to or on the Closing Date, subject to the terms and conditions of the Restructuring Agreement;

WHEREAS, prior to or concurrently with the execution and delivery of this Agreement, Purchaser and Welsh, Carson, Anderson & Stowe X L.P. (“WCAS”), a Delaware limited liability partnership, have entered into the Limited Guaranty Agreements, which are attached as Exhibit B (the “Limited Guaranty Agreements”); and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Shares (the “Acquisition”).

NOW, THEREFORE, in consideration of the mutual covenants, agreements and undertakings contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound, hereby agree as follows:

ARTICLE I

Purchase and Sale of the Shares

SECTION 1.01. Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, all the right, title and interest of Seller in, to and under the Shares, free and clear of all Liens, for an aggregate purchase price of $410,000,000 (the “Purchase Price”), payable and subject to adjustment as set forth in Schedule A and Article II.

ARTICLE II

Closing; Purchase Price Adjustment

SECTION 2.01. Closing. (a) The closing of the Acquisition (the “Closing”) shall be held at the offices of Simpson Thacher & Bartlett, LLP, 425 Lexington Avenue, New York, New York, at 10:00 a.m., New York City time, on the third business day following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article III (other than (i) delivery of items to be delivered at the Closing and (ii) satisfaction (or, to the extent permitted by applicable Law, waiver) of conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction (or, to the extent permitted by applicable Law, waiver) of such conditions at the Closing), or at such other place, time and date as shall be agreed between Purchaser and Seller; provided, that, notwithstanding the foregoing, the Purchaser shall be permitted to delay the Closing to no later than the later of (A) thirty days following the delivery of the 2010 Audited Financial Statements or (B) October 3, 2011. The date on which the Closing takes place is referred to in this Agreement as the “Closing Date”. The Closing shall be deemed to be effective as of 12:01 a.m., New York City time, on the Closing Date (the “Effective Time”); provided that, with respect to determining Closing Working Capital and Closing Net Funded Indebtedness, the Closing in each legal jurisdiction shall be deemed to be effective as of 12:01 a.m. on the Closing Date in such jurisdiction and after giving effect to the Restructuring.

(b) At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(i) a certificate or certificates representing the Shares duly endorsed by Seller for transfer to Purchaser (or accompanied by duly executed stock powers) with appropriate transfer stamps, if any, affixed;

(ii) a counterpart of the Escrow Agreement, duly executed by an authorized officer of Seller; and

(iii) the certificate required to be delivered pursuant to Section 3.01(a).

(c) At the Closing, Purchaser shall deliver or cause to be delivered to Seller:

(i) by wire transfer to a bank account designated in writing by Seller at least two business days prior to the Closing Date, immediately available funds in an amount equal to the Adjusted Purchase Price (as defined in Schedule A) (A) (1) plus or minus the Estimated Working Capital Adjustment, and (2) minus the Estimated Net Funded Indebtedness (the Adjusted Purchase Price as adjusted pursuant to this Section 2.01(c)(i)(A) shall be hereinafter referred to as the “Estimated Purchase Price”) and (B) minus the Escrow Amount;

(ii) a counterpart of the Escrow Agreement, duly executed by an authorized officer of Purchaser and the Escrow Agent; and

(iii) the certificate required to be delivered pursuant to Section 3.02(a).

(d) At the Closing, Purchaser shall deposit $25,000,000 in immediately available funds (the “Escrow Amount”) in an account (the “Escrow Account”) to be established with JPMorgan Chase Bank, National Association (the “Escrow Agent”), and to be held pursuant to the terms of an agreement among Seller, Purchaser and the Escrow Agent in the form attached hereto as Exhibit C (the “Escrow Agreement”). The amount from time to time held by the Escrow Agent pursuant thereto shall be invested and distributed as provided by the terms of this Agreement and the Escrow Agreement.

SECTION 2.02. Post-Closing Purchase Price Adjustment. (a) Within 60 days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Statement”) setting forth (i) Working Capital as of the Effective Time (“Closing Working Capital”) and (ii) Net Funded Indebtedness as of the Effective Time (“Closing Net Funded Indebtedness”), each determined in a manner consistent and in accordance with the Purchase Price Adjustment Principles.

(b) During the 60-day period following Seller’s receipt of the Statement, Seller and its independent auditors shall be permitted to review any working papers of Purchaser and its independent auditors relating to the Statement; provided that Seller and its advisors, including its independent auditors, shall have executed any release letters reasonably requested by Purchaser’s independent auditors in connection therewith. The Statement shall become final and binding upon Seller and Purchaser on the 60th day following delivery thereof, unless Seller gives written notice to Purchaser of its disagreement with the Statement (a “Notice of Disagreement”) prior to such date. Any Notice of Disagreement shall be signed by an authorized officer of Seller and shall (i) specify in reasonable detail the nature of any disagreement so asserted and (ii) specify the amount that Seller reasonably believes is the correct amount of the Closing Working Capital or the Closing Net Funded Indebtedness, as applicable, based on the disagreements set forth in the Notice of Disagreement, including a reasonably detailed description of the adjustments applied to the Statement in calculating such amount, and

Seller shall be deemed to have agreed with all other amounts contained in the Statement. If the Notice of Disagreement is received by Purchaser in a timely manner, then the Statement (as revised in accordance with this Section 2.02) shall become final and binding upon Seller and Purchaser on the earlier of (A) the date Seller and Purchaser resolve in writing all differences they have with respect to the matters specified in the Notice of Disagreement or (B) the date all disputed matters are finally resolved in writing by the Accounting Firm. During the 15-day period following the delivery of a Notice of Disagreement, Seller and Purchaser shall seek in good faith to resolve in writing any differences that they have with respect to the matters specified in the Notice of Disagreement and agree on a final and binding determination of Closing Working Capital and Closing Net Funded Indebtedness, as applicable, which amount of Closing Working Capital shall not be less than the amount thereof shown in Purchaser’s calculation delivered in the Statement nor more than the amount thereof shown in Seller’s calculation in the Notice of Disagreement, and which amount of Closing Net Funded Indebtedness shall not be more than the amount thereof shown in Purchaser’s calculation delivered in the Statement nor less than the amount thereof shown in Seller’s calculation in the Notice of Disagreement. During such period, Purchaser and its independent auditors shall be permitted to review the working papers of Seller and its independent auditors relating to the Notice of Disagreement; provided that Purchaser and its advisors, including its independent auditors, shall have executed any release letters reasonably requested by Seller’s independent auditors in connection therewith. At the end of such 15-day period, if no agreement on Closing Working Capital or Closing Net Funded Indebtedness, as applicable, has been reached, Seller and Purchaser shall submit in writing their positions with respect to any and all matters that remain in dispute and that were properly included in the Notice of Disagreement to an internationally recognized independent accounting firm (the “Accounting Firm”) for resolution of any and all such matters. The Accounting Firm shall be PricewaterhouseCoopers LLP or, if such firm is unable or unwilling to act, such other internationally recognized independent public accounting firm as shall be agreed upon by Seller and Purchaser in writing or, if the parties are unable to so agree in writing within 10 days after the end of such 15-day period, then Seller and Purchaser shall each select such a firm and such firms shall jointly select a third internationally recognized independent public accounting firm to resolve the disputed matters. Seller and Purchaser shall jointly instruct the Accounting Firm that it (1) shall act as an expert and not as an arbitrator, (2) shall review only the matters that were properly included in the Notice of Disagreement and that remain in dispute, (3) shall make its determination in accordance with the requirements of this Section 2.02 and based solely on the written submissions of Seller and Purchaser and their respective independent auditors and not by independent review, (4) shall not assign a value for any item that remains in dispute that is greater than the greatest value, or smaller than the smallest value, set forth by either Seller or Purchaser in their written submissions to the Accounting Firm and (5) shall render its written decision as promptly as practicable, but in no event later than 30 days after submission to the Accounting Firm of all matters in dispute. Such written decision shall be final and binding on Seller and Purchaser. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The Accounting Firm’s determination shall be accompanied by a certificate of the Accounting Firm that it reached its decision in accordance with the provisions of this Section 2.02(b). The fees and expenses of the Accounting Firm pursuant to this Section 2.02(b) shall be borne by Seller and Purchaser in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations also shall be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted. The fees, costs and expenses of Purchaser incurred in connection with its preparation of the Statement, its review of any Notice of Disagreement and its preparation of any written submissions to the Accounting Firm shall be borne by Purchaser, and the fees, costs and expenses of Seller incurred in connection with its review of the Statement, its preparation of any Notice of Disagreement and its preparation of any written submissions to the Accounting Firm shall be borne by Seller.

(c) The Adjusted Purchase Price shall be (i) increased by the amount by which Closing Working Capital exceeds $19,853,000 (the “Target Working Capital”) or decreased by the amount by which Closing Working Capital is less than the Target Working Capital and (ii) decreased by the amount of Closing Net Funded Indebtedness. The Adjusted Purchase Price as adjusted pursuant to this Section 2.02(c) shall hereinafter be referred to as the “Final Purchase Price”. If the Estimated Purchase Price is less than the Final Purchase Price, Purchaser shall, and if the Final Purchase Price is less than the Estimated Purchase Price, Seller shall, within 10 business days after the Statement becomes final and binding on Seller and Purchaser pursuant to Section 2.02(b), make payment by wire transfer in immediately available funds of the amount of such difference, together with interest thereon at a rate equal to the Prime Rate from (and including) the Closing Date to (but not including) the date of payment.

(d) The term “Working Capital” means Current Assets minus Current Liabilities. The terms “Current Assets”, “Current Liabilities” and “Purchase Price Adjustment Principles” each have the respective meanings set forth in Section 2.02 of the Seller Disclosure Schedule.

(e) Any determinations by the Accounting Firm, and any work or analyses performed by the Accounting Firm in connection with its resolution of any dispute under this Section 2.02 shall not be admissible in evidence in any Proceeding between Seller and Purchaser, other than to the extent necessary to enforce payment obligations under Section 2.02(c). Without limiting the generality of the foregoing, the Accounting Firm is not authorized or permitted to make any determination as to the accuracy of Section 4.05 or any other representation or warranty in this Agreement or as to compliance by Seller with any of its covenants in this Agreement (other than in this Section 2.02).

(f) Until the date on which the Statement shall become final and binding on the parties pursuant to Section 2.02(b), Purchaser agrees that, following the Closing, it shall preserve the accounting Records of the Business on which the Statement is to be based and shall not take any actions with respect to such Records that would obstruct, prevent or otherwise affect the procedures or the results of the procedures set forth in this Section 2.02 (including the amount of Closing Working Capital, Closing Net Funded

Indebtedness or any amount included in the Target Working Capital, Estimated Net Funded Indebtedness or the Statement or the preparation of the Statement).

(g) Until the date on which the Statement shall become final and binding on the parties pursuant to Section 2.02(b), each party agrees that, following the Closing, it shall afford and cause to be afforded to the other party and any accountants, counsel or financial advisors retained by other party in connection with the preparation of the Statement, any Notice of Disagreement and any adjustment to the Purchase Price contemplated by this Section 2.02, access upon reasonable notice during normal business hours to the properties, books, contracts, personnel and Records of the Business in the possession of such party and (subject to the execution of customary access letters acceptable to such party’s accountant) the work papers of its accountant relevant to the preparation of the Statement, any Notice of Disagreement and the adjustment contemplated by this Section 2.02 and shall provide the other party, upon such other party’s reasonable request and at such other party’s expense, with copies of any such books, contracts, Records and, to the extent permitted by its applicable accountants, work papers.

SECTION 2.03. Withholding. Purchaser shall be entitled to deduct and withhold or cause to be deducted and withheld from any amounts otherwise payable to Seller or any other person pursuant to this Agreement such amounts as it is required to deduct or withhold with respect to the making of such payment under any provision of Tax Law. If Purchaser so deducts or withholds (or causes to be deducted or withheld) any such amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which Purchaser made such deduction and withholding.

ARTICLE III

Conditions to Closing

SECTION 3.01. Conditions to Obligations of Purchaser. The obligation of Purchaser to effect the transactions contemplated by this Agreement is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Purchaser) as of the Closing of the following conditions:

(a) Representations and Warranties; Covenants. (i) The representation and warranty of Seller made in Section 4.14(a) of this Agreement shall be true and correct in all respects as of the Closing as though made as of such time, (ii) the representations and warranties of Seller made in Section 4.01, Section 4.03 and Section 12.09 of this Agreement shall be true and correct in all material respects as of the Closing as though made as of such time and (iii) the representations and warranties of Seller made in this Agreement (other than those listed in the preceding clauses (i) and (ii)) shall be true and correct (without giving effect to any “materiality”, “Seller Material Adverse Effect”, “material” or similar materiality qualifications or limitations set forth therein) as of the Closing as though made as of such time, (x) except to the extent such representations and warranties are expressly made as of a specific date (in which case, such representations and warranties shall be true and correct as of such date) and (y) except, in the case of this clause (iii), for breaches as to changes, effects, events or occurrences that, individually or in the aggregate, would not be reasonably likely to result in a Seller Material Adverse Effect. Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller at or prior to the Closing. Seller shall have delivered to Purchaser a certificate dated the Closing Date and signed by an authorized officer of Seller confirming the foregoing provisions of this Section 3.01(a).

(b) No Injunctions or Restraints. No Law or Injunction enjoining or otherwise prohibiting the consummation of the Acquisition or the Restructuring shall be in effect.

(c) Governmental Approvals. (i) The waiting period (and any extension thereof) applicable to the Acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) shall have expired or been terminated and (ii) all other Consents of, or declarations or filings (each such registration, declaration or filing, a “Filing”) with, or expirations of waiting periods imposed by, any Governmental Entity as required by any applicable competition, antitrust or similar Laws, in each case, that are set forth in Section 3.01(c) of the Seller Disclosure Schedule shall have been obtained or filed or shall have occurred.

(d) Other Transaction Documents. Seller shall have executed and delivered to Purchaser the Other Transaction Documents to which Seller is a party and that are required under this Agreement to be delivered at Closing.

(e) Restructuring. The conditions to the Restructuring set forth in the Restructuring Agreement shall have been satisfied (or waived) and the Restructuring shall have been consummated or shall be consummated concurrently with the Closing in accordance with the terms of the Restructuring Agreement and Seller shall have delivered to Purchaser evidence reasonably satisfactory to Purchaser to such effect. The Seller shall be in compliance with Section 5.05 hereof.

(f) Audited Financial Statements. Seller shall have delivered to Purchaser the Additional Financial Statements and the Adjusted Purchase Price shall have been calculated in accordance with Schedule A.

(g) FIRPTA. Seller shall have delivered or caused to be delivered to Purchaser a duly executed and acknowledged certificate by Seller, in form and substance reasonably satisfactory to Purchaser, certifying any facts that would exempt the transactions contemplated hereby from withholding under Section 1445 of the Code.

(h) Substitution Agreement. The substitutions contemplated by Sections 5(iii), 5(iv)(b), 5(v)(a), 5(vii) and 5(viii) of the Substitution Agreement shall have occurred and the Seller shall have delivered to the Purchaser executed copies of the New Parent Guarantee and the New Parent Undertaking (as each is defined in the Substitution Agreement).

(i) Solvency Opinion. Seller shall have received a solvency opinion, in customary form, regarding Seller and the Transferred Subsidiaries (as defined in the Restructuring Agreement) after giving effect to the Restructuring and the Acquisition.

SECTION 3.02. Conditions to Obligation of Seller. The obligation of Seller to effect the transactions contemplated by this Agreement is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Seller) as of the Closing of the following conditions:

(a) Representations and Warranties; Covenants. (i) The representations and warranties of Purchaser made in Sections 6.01 and 12.09 of this Agreement shall be true and correct in all material respects as of the Closing as though made as of such time and (ii) the representations and warranties of Purchaser made in this Agreement (other than those listed in the preceding clause (i)) shall be true and correct (without giving effect to any “materiality” or “Purchaser Material Adverse Effect” qualifications or limitations set forth therein) as of Closing as though made as of such time, (x) except to the extent such representations and warranties are expressly made as of a specific date (in which case, such representations and warranties shall be true and correct as of such date), and (y) except, in the case of this clause (ii), for breaches as to changes, effects, events or occurrences that, individually or in the aggregate, would not be reasonably likely to result in a Purchaser Material Adverse Effect. Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser at or prior to the Closing. Purchaser shall have delivered to Seller a certificate dated the Closing Date and signed by an authorized officer of Purchaser confirming the foregoing provisions of this Section 3.02(a).

(b) No Injunctions or Restraints. No Law or Injunction enjoining or otherwise prohibiting the consummation of the Acquisition or the Restructuring shall be in effect.

(c) Governmental Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Acquisition under HSR Act shall have expired or been terminated and (ii) all other Consents of, or Filings with, or expirations of waiting periods imposed by, any Governmental Entity, in each case, that are set forth in Section 3.01(c) of the Seller Disclosure Schedule shall have been obtained or filed or shall have occurred.

(d) Other Transaction Documents. Purchaser shall have executed and delivered to Seller the Other Transaction Documents to which Purchaser is a party and that are required under this Agreement to be delivered at Closing.

(e) Restructuring. The conditions to the Restructuring set forth in the Restructuring Agreement shall have been satisfied (or waived) and the Restructuring shall have been consummated or shall be consummated concurrently with the Closing in accordance with the terms of the Restructuring Agreement.

SECTION 3.03. Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article III to be satisfied, if such failure was caused by such party’s material breach of this Agreement; provided that if all the conditions set forth in this Article III to such party’s obligation to consummate the Acquisition have not been satisfied or waived by such party, the non-breaching party shall not be entitled pursuant to Section 12.11 to specific performance to cause the Acquisition to be consummated (but will be entitled pursuant to Section 12.11 to seek specific performance to enforce the breaching party’s other obligations under this Agreement).

ARTICLE IV

Representations and Warranties of Seller

Except as set forth in the Seller Disclosure Schedule delivered concurrently with the execution of this Agreement (with specific reference to the particular representation or warranty of Seller contained in this Agreement to which any such item relates; provided that such item set forth in any section of the Seller Disclosure Schedule shall be deemed to apply to each other section of the Seller Disclosure Schedule and each other representation and warranty of Seller contained in this Agreement to which its relevance is reasonably apparent), Seller hereby represents and warrants to Purchaser as follows:

SECTION 4.01. Organization, Standing and Authority; Execution and Delivery; Enforceability. (a) Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has all requisite power and authority to enter into this Agreement and the Other Transaction Documents and to consummate the Acquisition, the Restructuring and the other transactions contemplated hereby and thereby. All acts and other proceedings required to be taken by Seller to authorize the execution, delivery and performance of this Agreement and the Other Transaction Documents and to consummate the transactions contemplated hereby and thereby have been duly and properly taken.

(b) This Agreement has been duly executed and delivered by Seller and, prior to Closing, Seller will have duly executed and delivered each Other Transaction Document. Assuming that this Agreement has been duly authorized, executed and delivered by Purchaser, this Agreement constitutes, and, upon the due authorization, execution and delivery by Purchaser of each Other Transaction Document such Other Transaction Document will constitute, a legal, valid and binding obligation of Seller enforceable against such person in accordance with its terms.

SECTION 4.02. No Conflicts; Consents; No Default. (a) The execution and delivery of this Agreement by Seller does not, the execution and delivery by Seller of each Other Transaction Document will not, and the consummation of the Acquisition, the Restructuring and the other transactions contemplated hereby and thereby and compliance by Seller and its Subsidiaries (to the extent applicable) with the terms and conditions hereof and thereof will not, conflict with, result in any breach, violation or infringement of, or constitute a default (with or without notice or lapse of time, or both) under, require consent, or give rise to a right of termination, cancellation, amendment, modification or acceleration of any obligation or to loss of a benefit or right under, or result in the creation of any mortgages, liens, security interests, charges, options, title defects, easements, encroachments, leases, subleases, licenses, deeds of trust, pledges or other encumbrances of any kind (“Liens”) (other than Permitted Liens or Liens arising from acts of Purchaser or its Affiliates) upon any of the properties, rights or assets of the Business under, any provision of (i) the Governing Documents of Seller, (ii) any Material Contract or (iii) any Injunction or, subject to the matters referred to in paragraph (b) below, applicable Law, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, would not be reasonably likely to result in a Seller Material Adverse Effect.

(b) No consent, waiver, approval, license, permit, order or authorization (each, a “Consent”) of, or notification to or Filing with, any Governmental Entity is required to be obtained or made by or with respect to Seller or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Other Transaction Documents, the consummation of the Acquisition, the Restructuring or the other transactions contemplated hereby or thereby or the compliance with the terms and conditions hereof and thereof, other than (i) compliance with and Consents and Filings under the HSR Act, (ii) Consents of, and Filings with, any Governmental Entity that are set forth in Section 3.01(c) of the Seller Disclosure Schedule, (iii) those that may be required solely by reason of Purchaser’s or any of its Affiliates’ (as opposed to any other third party’s) participation in the transactions contemplated hereby or by the Other Transaction Documents, (iv) compliance with and such Consents, Filings and notifications as may be required under applicable property transfer laws in connection with the Restructuring, solely with respect to the Retained Business, (v) compliance with and filings or notices required by the rules and regulations of any applicable securities exchange and (vi) such other Consents the absence of which, or other Filings or notifications the failure to make or obtain which, individually or in the aggregate, would not be reasonably likely to result in a Seller Material Adverse Effect.

(c) Each of the Company and the Company Subsidiaries is in compliance in all material respects with, and is not in any material respect in breach, default or violation of, any term, condition or provision of its Governing Documents.

SECTION 4.03. Shares. (a) Seller has good and valid title to the Shares free and clear of any Liens, and is the record and beneficial owner thereof. Assuming Purchaser has the requisite power and authority to be the lawful owner of the Shares, upon delivery to Purchaser at the Closing of certificates representing the Shares, duly endorsed by Seller for transfer to Purchaser (or accompanied by duly executed stock powers), and upon Seller’s receipt of the Estimated Purchase Price, good and valid title to the Shares will pass to Purchaser, free and clear of any Liens, other than those arising from acts of Purchaser or its Affiliates.

(b) There are 1,000 authorized shares of common stock, par value $0.01 per share, of the Company and 1,000 outstanding shares of common stock, par value $0.01 per share, of the Company. Except for the Shares, there are no shares of capital stock or other voting securities of, or equity interests in, the Company issued, reserved for issuance or outstanding. The Shares have been duly authorized and validly issued and are fully paid and non-assessable. The Shares have not been issued in violation of, and are not subject to, any preemptive, subscription or similar rights under any provision of applicable Law, the certificate of incorporation or by-laws (or comparable governing instruments) of the Company or any Contract to which the Company is subject, bound or a party or otherwise. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or that are convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which holders of the Shares may vote (“Voting Debt”). There are no outstanding warrants, options, rights, “phantom” stock rights, stock appreciation rights, stock based performance units, convertible or exchangeable securities or other commitments or undertakings (other than this Agreement) (i) pursuant to which Seller or the Company is or may become obligated to issue, deliver or sell, (A) any additional shares of capital stock or other voting securities of, or equity interests in, the Company, (B) any security convertible into, or exchangeable for, shares of capital stock or other voting securities of, or equity interests in, the Company or (C) any Voting Debt, (ii) pursuant to which Seller or the Company is or may become obligated to issue, grant, extend or enter into any such warrant, option, right, unit, security, commitment or undertaking or (iii) that give any person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the holders of the Shares.

(c) Other than this Agreement, the Shares are not subject to any voting trust agreement or other Contract, including such Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Shares.

SECTION 4.04. Organization and Standing of the Company and Company Subsidiaries; Company Subsidiary Shares. (a) Section 4.04(a) of the Seller Disclosure Schedule sets forth the name and the jurisdiction of organization of the Company and each Company Subsidiary as in effect following the Restructuring. The Company and each Company Subsidiary is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and is in good standing and duly qualified to do business in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties makes such qualification necessary, except such jurisdictions where the failure to be in good standing or so qualified, individually or in the aggregate, would not be reasonably likely to result in a Seller Material Adverse Effect. Seller has, prior to the date hereof, delivered or otherwise made available to Purchaser true and complete copies of the organizational documents of the Company and each Company Subsidiary, as amended to the date hereof.

(b) The Company and each Company Subsidiary, as applicable, has good and valid title to the equity interests set forth opposite the Company’s or such Company Subsidiary’s name in Section 4.04(b) of the Seller Disclosure Schedule, free and clear of all Liens, and is the record and beneficial owner thereof, and there are no other equity interests of the Company Subsidiaries outstanding. Except for the equity interests set forth in Section 4.04(b) of the Seller Disclosure Schedule, as of the Closing Date, none of the Company or the Company Subsidiaries will own, directly or indirectly, any equity interests in any other person, or has any understanding or agreement to make any equity investment in, any other person.

(c) The equity interests of the Company Subsidiaries have not been issued in violation of, and are not subject to, any preemptive, subscription or similar rights under any provision of applicable Law or Governing Documents of the relevant Company Subsidiary or any Contract to which any Company Subsidiary is subject, bound or a party or otherwise. There are no outstanding bonds, debentures, notes or other indebtedness of any Company Subsidiary having the right to vote (or that are convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which holders of the equity interests of the Company Subsidiaries may vote (“Subsidiary Voting Debt”). There are no outstanding warrants, options, rights, “phantom” stock rights, stock appreciation rights, stock based performance units, convertible or exchangeable securities or other commitments or undertakings (other than this Agreement) (i) pursuant to which the Company or any Company Subsidiary is or may become obligated to issue, deliver or sell, (A) any additional shares of capital stock or other voting securities of, or equity interests in, any Company Subsidiary, (B) any security convertible into, or exchangeable for, shares of capital stock or other voting securities of, or equity interests in, any Company Subsidiary or (C) any Subsidiary Voting Debt, (ii) pursuant to which the Company or any Company Subsidiary is or may become obligated to issue, grant, extend or enter into any such warrant, option, right, unit, security, commitment or undertaking or (iii) that give any person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the holders of the equity interests of the Company Subsidiaries.

(d) Other than this Agreement, the equity interests of the Company Subsidiaries are not subject to any voting trust agreement or other Contract, including any such Contract restricting or otherwise relating to the voting, dividend rights or disposition of the equity interests of the Company Subsidiaries.

SECTION 4.05. Financial Statements; Liabilities. (a) Section 4.05(a) of the Seller Disclosure Schedule sets forth complete and correct copies of the following financial statements: the unaudited combined balance sheet of the Business as of September 30, 2010 (the “Balance Sheet”) and the unaudited combined statements of operations, changes in shareholder’s equity and cash flows for the year ended September 30, 2010 (collectively, the “Unaudited 9/30/10 Financial Statements”).

(b) The Unaudited 9/30/10 Financial Statements in all material respects (i) have been prepared in accordance with GAAP and (ii) fairly present the combined financial position and combined results of operations and cash flows of the Business as of the date and for the period set forth therein.

(c) Section 4.05(c) of the Seller Disclosure Schedule sets forth complete and correct copies of the following financial statements: the unaudited combined balance sheet of the Business as of September 30, 2009 and the unaudited combined statements of operations for the year ended September 30, 2009 (collectively, the “Unaudited 9/30/09 Financial Statements”).

(d) Except as set forth on Section 4.05(d) of the Seller Disclosure Schedule, the Unaudited 9/30/09 Financial Statements in all material respects (i) have been prepared in accordance with GAAP (other than the absence of footnotes) and (ii) fairly present the combined financial position and combined results of operations of the Business as of the date and for the period set forth therein.

(e) Section 4.05(e) of the Seller Disclosure Schedule sets forth complete and correct copies of the following financial statements: the unaudited combined balance sheet of the Business as of June 30, 2011 (the “Unaudited 6/30/11 Balance Sheet”) and the unaudited combined statements of operations, changes in shareholder’s equity and cash flows for the nine months ended June 30, 2011 (collectively, the “Unaudited Interim Financial Statements”). Company Subsidiaries that are not organized under the Laws of the United States do not own more than $90,000,000 of the total assets set forth on the Unaudited 6/30/11 Balance Sheet.

(f) The Unaudited Interim Financial Statements in all material respects (i) have been prepared in accordance with GAAP (other than the absence of footnotes) and (ii) fairly present the combined financial position and combined results of operations and cash flows of the Business as of the date and for the period set forth therein (except for normal year-end adjustments that have not been and are not expected to be, individually or in the aggregate, material to the Business).

(g) The Additional Financial Statements in all material respects (i) will be prepared in accordance with GAAP and (ii) will fairly present the combined financial position and combined results of operations and cash flows of the Business as of the date and for the period set forth therein.

(h) The Seller maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (A) regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (B) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (C) that receipts and expenditures of the Company are being made only in accordance with the authorization of management and directors of the Seller and (D) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. There are no material weaknesses or significant deficiencies in the internal controls of Seller.

(i) There are no Liabilities of the Company or any Company Subsidiary that are required by GAAP to be disclosed on the Balance Sheet or in the notes thereto, other than those that (i) are Non-CTS Liabilities (as defined in the Restructuring Agreement), (ii) have been incurred by the Business in the ordinary course of business since September 30, 2010 or (iii) other Liabilities which, individually or in the aggregate, would not be reasonably likely to be material to the Business, taken as a whole.

SECTION 4.06. Taxes. (a) All material Tax Returns required to be filed by, or with respect to any of the activities of, the Company or a Company Subsidiary or with respect to them or their income or assets have been duly and timely filed and all such Tax Returns are true, correct and complete in all material respects.

(b) All material amounts of Taxes required to be paid by the Company or a Company Subsidiary or with respect to them or their income or assets have been timely paid, except for any Taxes not yet due and payable (in which case, adequate provisions have been made for all Taxes in the Financial Statements in accordance with GAAP) and any Taxes being contested in good faith through appropriate procedures and for which adequate reserves have been established in accordance with GAAP.

(c) There are no material Tax Liens on any of the assets of the Company and the Company Subsidiaries, except for Liens for any Taxes not yet due and payable (in which case, adequate provisions have been made for all Taxes in the Financial Statements in accordance with GAAP) and any Taxes being contested in good faith through appropriate procedures and for which adequate reserves have been established in accordance with GAAP.

(d) The Company and the Company Subsidiaries do not have in force any waiver of any statute of limitations in respect of Taxes or any extension of time with respect to a Tax assessment or deficiency and no request has been made in writing for any such waiver or extension.

(e) There are no pending, or threatened in writing, actions, suits, proceedings, investigations, claims outstanding, audits or written proposed deficiencies for a material amount of unpaid Taxes asserted against the Company or any Company Subsidiary.

(f) None of the Company or the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(g) None of the Company or the Company Subsidiaries has entered in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), any “notifiable arrangement” or “notifiable proposal” within the meaning of section 306 of the Finance Act 2004 or any “notifiable scheme” within the meaning of Schedule 11A of VATA.

(h) None of the Company or the Company Subsidiaries (A) is or has ever been a member of an affiliated group of corporations filing a consolidated Federal income Tax Return (other than the group to which they are currently members and the common parent of which is the Company), or (B) has any liability for the Taxes of any person (other than the Company or any of the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(i) Each of the Company and the Company Subsidiaries has duly and timely deducted and withheld all amounts required to be so withheld and paid from payments to third parties under applicable Laws and regulations.

(j) None of the Company or the Company Subsidiaries is a party to, or bound by, or has any obligation under, any Tax allocation or sharing agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other person, including any group payment arrangement within the meaning of sections 59F to 59H of the Taxes Management Act 1970.

(k) None of the Company or the Company Subsidiaries will be required to make any adjustment pursuant to Section 481(a) of the Code for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting for a taxable period ending on or prior to the Closing Date.

(l) No written claim has ever been made by any Taxing Authority that the Company or any Company Subsidiary (or the income or assets of the Company or any Company Subsidiary) may be subject to taxation by a jurisdiction where Tax Returns are not filed by or on behalf of the Company or any Company Subsidiary (or with respect to their income or assets).

(m) Each of the Company and each Company Subsidiary have properly operated the Pay As You Earn system and have accounted to HM Revenue and Customs for all Tax so deducted and all Tax chargeable on benefits provided to their employees.

(n) All documents in the enforcement of which the Company or any Company Subsidiary may be interested have been duly stamped and no document in the enforcement of which the Company or any Company Subsidiary may be interested has not been stamped by reason of it being executed and retained outside the United Kingdom.

(o) VAT

(i) Each of Aptuit (Edinburgh) Limited, Aptuit (Wales) Limited (“Wales”), Aptuit (Deeside) Limited (“Deeside”) and Aptuit (Glasgow) Limited (“Glasgow”) are treated as a member of a group of companies for the purposes of the VATA (the “VAT Group”) of which the representative member is Aptuit (Edinburgh) Limited (the “Representative Member”) and have never been registered for such purposes otherwise than as a part of such group and no company (other than the Representative Member, Wales, Deeside and Glasgow) is or has ever been a member of the VAT Group.

(ii) Neither the Representative Member, Glasgow nor any other past or present member of the VAT Group has been party to any arrangement or scheme which might prevent or delay Glasgow or Deeside ceasing to be a member of that group as of the Closing Date.

(iii) The Representative Member has complied with and observed in all respects the terms of the VATA and all regulations made or notices issued thereunder and has maintained and obtained full, complete, correct and up-to-date records, invoices and other records (as the case may be) appropriate or requisite for the purposes thereof.

(iv) Neither the Company nor any Company Subsidiary holds any interest in any buildings or land in respect of which an option to tax in accordance with the provisions of paragraph 2 of Schedule 10 to the VATA has been made, nor is the Company or any Company Subsidiary contractually committed (contingently or otherwise) to receive any supply in respect of which such an option has been made.

(v) The Representative Member is entitled to obtain full credit for all sums that it has purported to have incurred by way of input Tax and there are no circumstances by reason of which the Representative Member may cease to be so entitled.

(vi) Section 4.06(o)(vi) of the Seller Disclosure Letter contains details of any assets of the Company or any Company Subsidiary to which the provisions of Part XV Value Added Tax Regulations 1995 (the Capital Goods Scheme) apply and in particular:

(A) the identity (including, in the case of leasehold property, the term of years), date of acquisition and cost of the asset; and

(B) the proportion of input tax for which credit has been claimed (either provisionally or finally in a tax year and stating which).

SECTION 4.07. Good and Valid Title to Assets; Sufficiency of Assets. (a) The Company and each Company Subsidiary has, or as of the Closing Date will have, good and valid title to or, in the case of leased assets, a valid leasehold interest in, all material assets of such Company or Company Subsidiary used in the operation or conduct of the Business or that are (i) reflected on the Balance Sheet or (ii) thereafter acquired by the Company or a Company Subsidiary (except those assets sold or otherwise disposed of in the ordinary course of business consistent with past practice), in each case, free and clear of all Liens, except (a) the Liens set forth in Section 4.07 of the Seller Disclosure Schedule or described in the notes to the Financial Statements, (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts not overdue or for amounts being contested in good faith, (c) Liens to secure payments of workmen’s compensation and other similar payments, unemployment and other insurance, old-age pensions or other social security obligations, (d) Liens to secure the performance of bids, tenders, leases, contracts, public or statutory obligations, surety, stay or appeal bonds, or other similar obligations arising in the ordinary course of business, (e) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (f) Liens for Taxes and other governmental charges which are not yet due and payable, which may thereafter be paid without penalty or which are being contested in good faith through appropriate procedures for which adequate reserves have been established in accordance with GAAP and (g) other imperfections of title or encumbrances, if any, which do not, individually or in the aggregate, materially impair the continued use and operation of the assets of the Company or the Company Subsidiary to which they relate in the conduct of the Business as presently conducted (the Liens described in clauses (a) through (g) above, together with the Liens referred to in clauses (ii) through (vii) of Section 4.08(c), are referred to collectively as “Permitted Liens”). This Section 4.07(a) does not relate to the Shares, the real property or interests in real property, or Intellectual Property, such items being the subjects of Sections 4.03, 4.08 and 4.09, respectively.

(b) At the Closing, the Company and the Company Subsidiaries will, taking into account the consummation of the transactions contemplated by the Other Transaction Documents and that certain Intellectual Property and Technology to be licensed or otherwise assigned to the Company or a Company Subsidiary by Seller as contemplated by this Agreement or the Restructuring Agreement, own or have the right to use all of the assets used to conduct the Business prior to the Closing on the same terms as all of the foregoing were owned or used by the Company or such Company Subsidiary to operate the Business (other than with respect to the Corporate-Level Services) in the ordinary course prior to the date hereof.

SECTION 4.08. Real Property. (a) Section 4.08(a) of the Seller Disclosure Schedule sets forth a true and complete list identifying the address and owner of all fee-owned real property owned by the Company or a Company Subsidiary as of the date of this Agreement or to be acquired pursuant to the Restructuring Agreement that is used in the operation or conduct of the Business (such real property of the Company and the Company Subsidiaries, together with the right, title and interest in all buildings, improvements and fixtures thereon and all other appurtenances thereto, the “Owned Property”).

(b) Section 4.08(b) of the Seller Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all material real property of which the Company or a Company Subsidiary is a lessee, sublessee, licensee or occupant that is used in the operation or conduct of the Business (such real property, the “Leased Property”).

(c) The Company or a Company Subsidiary, as applicable, has good, valid and marketable fee title to all Owned Property, and the Company or a Company Subsidiary, as applicable, has good and valid title to the leasehold estates in all Leased Property, in each case, free and clear of all Liens, except (i) Permitted Liens referenced in

Section 4.07, (ii) Liens set forth in Section 4.08(c)(ii) of the Seller Disclosure Schedule, (iii) leases, subleases, licenses, occupancy or similar agreements set forth in Section 4.08(c)(iii) of the Seller Disclosure Schedule (true and complete copies of which have been made available to Purchaser prior to the date hereof), (iv) Liens that have been placed by any developer, landlord or other third party on any (A) Leased Property or (B) property over which Seller, the Company or any Company Subsidiary has easement rights, in each case, together with any subordination or similar agreements relating thereto, (v) zoning and building codes and other similar Laws, none of which are violated in any material respect by the current use or occupancy of the Owned Property or Leased Property subject thereto, (vi) any conditions that would be shown by a current, accurate survey or physical inspection of any Owned Property, (vii) recorded or unrecorded easements, covenants, rights-of-way and other similar restrictions and (viii) Liens which will be released on the Closing Date. None of the items set forth in clauses (vi) and (vii), individually or in the aggregate, materially impairs the continued use and operation of the Owned Property or Leased Property to which they relate in the operation or conduct of the Business as presently conducted.

(d) As of the date of this Agreement, there is no condemnation, expropriation or other proceeding in eminent domain, pending or, to the knowledge of Seller, threatened, with respect to any Owned Property or any portion thereof or interest therein.

(e) Seller has made available to Purchaser, to the extent in Seller’s possession or control, for review true and complete copies of each lease, sublease, license or occupancy agreement in respect of a Leased Property (each, a “Lease”). Each Lease is a valid and binding obligation of the Company or Company Subsidiary party thereto, in full force and effect, and enforceable in accordance with its terms (subject, as to enforcement, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally, general principles of equity and the discretion of courts in granting equitable remedies). No written notice has been received by Seller, the Company or any Company Subsidiary alleging that it is in breach or default in any material respect under any Lease, except to the extent that any such breach or default, individually or in the aggregate, would not be reasonably likely to result in a Seller Material Adverse Effect. To the knowledge of Seller, no party to any Lease (other than the Company or a Company Subsidiary, as applicable) is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder, except to the extent that such breach or default, individually or in the aggregate, would not be reasonably likely to result in a Seller Material Adverse Effect.

(f) With respect to any Leased Property or an Owned Property, except for the leases, subleases, licenses, occupancy or similar agreements set forth in Section 4.08(c)(iii) of the Seller Disclosure Schedule, none of the Company or the Company Subsidiaries has subleased or granted to any third party any right to use and occupy all or any portion of such property. None of the Company or the Company Subsidiaries has collaterally assigned or granted a security interest in any Lease that will not be released on the Closing Date.

SECTION 4.09. Intellectual Property. (a) Subject to Section 7.02, the Company or a Company Subsidiary, as applicable, (i) exclusively owns, free and clear of all Liens other than Permitted Liens (except to the extent such Intellectual Property may be licensed on a non-exclusive basis to third parties in the ordinary course of business) all items set forth on Section 4.09(a) of the Seller Disclosure Schedule pursuant to the last sentence of this Section 4.09(a) and (ii) owns or has a right to use, or as of the Closing Date will own or have a right to use, free and clear of all Liens (except for Liens arising to the extent such Intellectual Property may be licensed from third parties) other than Permitted Liens, all material Intellectual Property used or filed by the Company or a Company Subsidiary in the operation or conduct of the Business (such Intellectual Property, the “Company Intellectual Property”). The consummation of the transactions contemplated hereby will not conflict with, alter or impair any such rights in any material respect. Section 4.09(a) of the Seller Disclosure Schedule sets forth a true and complete list, as of August 14, 2011, of (x) all Company Intellectual Property registered or filed, as applicable, by the Company and the Company Subsidiaries, and (y) the Clinicopia suite of software products owned by the Company or a Company Subsidiary.

(b) As of the date of this Agreement, no material claims are pending or, to the knowledge of Seller, have been threatened in writing since January 1, 2009, against Seller or any of its Affiliates by any person with respect to the ownership, validity, enforceability, effectiveness or use of any Intellectual Property or Technology used by the Company or the Company Subsidiaries in the conduct of the Business, except for claims that have been satisfactorily resolved. The Company and the Company Subsidiaries (and Seller or any of its Affiliates, in respect of the Business) have taken reasonable measures to protect (i) their ownership of or right to use Company Intellectual Property and the Company’s material proprietary Technology and (ii) the security of their material systems and software.

(c) As of the date of this Agreement, none of the Company or the Company Subsidiaries (or Seller or any of its Affiliates, in respect of the Business) is bound by or a party to any material options, licenses or agreements of any kind relating to the Intellectual Property or Technology of any other person for the use of such Intellectual Property or Technology in the conduct of the Business, except for non-exclusive license agreements relating to computer software licensed in the ordinary course of business.

(d) (i) (A) To the knowledge of Seller, the conduct of the Business as presently conducted does not violate, conflict with or infringe (“Infringe”) the Intellectual Property or Technology of any other person and (B) the conduct of the Business as presently conducted does not Infringe the Patents of Aptuit Laurus Private Limited, except in the case of clauses (A) and (B) for such violations, conflicts or infringements that, individually or in the aggregate, would not be reasonably likely to result in a Seller Material Adverse Effect, and (ii) to the knowledge of Seller, as of the date of this Agreement, the Company Intellectual Property and Technology is not being Infringed, except to the extent that any such Infringement, individually or in the aggregate, would not be reasonably likely to result in a Seller Material Adverse Effect.

(e) For purposes of this Agreement, “Intellectual Property” means, collectively:

(i) patents, patent applications and statutory invention registrations, together with all counterparts, reissues, divisions/divisionals, continuations, continuations-in-part, extensions, provisional or supplemental protection certificates, renewals and reexaminations thereof (collectively, “Patents”);

(ii) trademark registrations, trademark applications, service mark registrations, service mark applications and domain name registrations, together with all extensions and renewals thereof and all goodwill associated therewith;

(iii) copyright registrations and copyright applications and rights in copyrighted works and works of authorship, together with all extensions and renewals thereof; and

(iv) service marks, brand names, trade names, trade dress, unregistered copyrights, logos and slogans.

(f) For purposes of this Agreement, “Technology” means, collectively: trade secrets, confidential information, inventions, know-how, formulae, designs, processes, procedures, methods, research records, records of inventions, data, technology, test information, market surveys, marketing know-how and packaging specifications.

SECTION 4.10. Contracts. (a) Section 4.10(a) of the Seller Disclosure Schedule sets forth each written or oral contract, lease or sublease, indenture, license, agreement, purchaser order, commitment and any other legally binding arrangement (“Contracts”), to which the Company or a Company Subsidiary (or Seller, on any of their behalf) is a party or by which it or its properties, rights or assets are bound, in each case, as of the date of this Agreement, that is:

(i) (A) restrictive of the ability of the Company or any Company Subsidiary or the Business to compete in any business or with any person in any geographic area, (B) a Contract that contains a provision for exclusivity or any similar requirement, (C) a Contract that contains a requirement of the Company or any Company Subsidiary or the Business to grant “most favored nation” pricing or terms or (D) restrictive of the ability of the Company or any Company Subsidiary or the Business to solicit or hire any person, in each case that materially impairs the operation or conduct of the Business as it is currently conducted;

(ii) a lease, sublease, license, occupancy agreement or similar agreement with any person under which the Company or any Company Subsidiary is a lessor or sublessor of, or makes available for use by any person, any Owned Property or any Leased Property and is not terminable without penalty by the Company or any Company Subsidiary by notice of not more than 180 days;

(iii) a lease, sublease, license or similar Contract with any person under which (A) the Company or any Company Subsidiary is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person or (B) the Company or any Company Subsidiary is a lessor or sublessor of, or makes available for use by any person, any tangible personal property owned or leased by the Company or a Company Subsidiary, in any such case, that is used in the Business which has an aggregate future Liability or receivable, as the case may be, in excess of $375,000 in the aggregate;

(iv) (A) for the future purchase of materials, supplies or equipment or (B) a management, service, consulting or other similar Contract, in each case which has an aggregate future Liability to any person in connection with the Business in excess of $375,000 in the aggregate;

(v) a material license, sublicense, option or other Contract relating in whole or in part to the Company Intellectual Property or Technology (including any license or other Contract under which Seller, the Company or any Company Subsidiary is licensee or licensor of any such Company Intellectual Property or Technology), other than so-called “shrink-wrap” non-exclusive license agreements for computer software licensed to Seller, the Company or any Company Subsidiary with annual fees of less than $300,000 and other than generally available off-the-shelf desktop software or system development tools licensed on a non-exclusive basis with annual fees of less than $300,000, but including any customized software, “open source” or similar software or source code escrow agreements;

(vi) a Contract (A) evidencing indebtedness for borrowed money (including any note, bond, debenture or other evidence of indebtedness) of the Company or any Company Subsidiary to any other person (other than the Company or any Company Subsidiary) or (B) other than endorsements for the purpose of collection given in the ordinary course of the Business, under which (i) the Company or a Company Subsidiary has directly or indirectly guaranteed indebtedness for borrowed money or other Liabilities of another person (other than the Company or a Company Subsidiary) or (ii) any person (other than the Company or a Company Subsidiary) has directly or indirectly guaranteed indebtedness or other Liabilities of the Company or any Company Subsidiary;

(vii) a Contract under which the Company or any Company Subsidiary, directly or indirectly, has made or is required to make any advance, loan, extension of credit or capital contribution to, or other investment in, any person (other than extensions of trade credit given in the ordinary course of the Business);

(viii) a mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien (other than a Permitted Lien) upon any Owned Property or any Leased Property, which Lien is not set forth in Section 4.08(c)(ii) of the Seller Disclosure Schedule;

(ix) a Contract (other than a sales, work or purchase order) used in the operation or conduct of the Business between the Company or any Subsidiary of the Company (or Seller on any of their behalf) and any customer set forth in Section 4.18(a) of the Seller Disclosure Schedule or any supplier set forth in Section 4.18(b) of the Seller Disclosure Schedule;

(x) a Contract for the sale of any asset of the Company or any Company Subsidiary or the grant of any preferential rights to purchase any such asset of the Company or any Company Subsidiary, in each case, used in the operation or conduct of the Business and outside the ordinary course of business;

(xi) a material currency exchange, interest rate exchange, commodity exchange or similar Contract;

(xii) a Contract for any joint venture, partnership or similar arrangement;

(xiii) any Contract with Seller, or any Affiliate of Seller (other than the Company or any Company Subsidiary);

(xiv) any Contract with any customer with respect to the Business containing rebates, credits, make-wholes or other similar provisions; or

(xv) any other Contract used in the operation or conduct of the Business entered into outside the ordinary course of business to which the Company or any Company Subsidiary is a party or by or to which the Company or any Company Subsidiary, the assets of the Company or any Company Subsidiary or the Business is bound or subject and that has an aggregate future Liability to any person in excess of $375,000.

(b) Each Contract set forth in Section 4.10 of the Seller Disclosure Schedule (each, a “Material Contract”) is, as of the date of this Agreement, valid, binding and in full force and effect and enforceable by Seller, the Company or a Company Subsidiary, as applicable, and, to the knowledge of Seller, enforceable by each other party thereto, in accordance with its terms (subject, as to enforcement, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally, general principles of equity and the discretion of courts in granting equitable remedies), except to the extent that the failure of any such Contracts to be valid, binding and in full force and effect, individually or in the aggregate, would not be reasonably likely to result in a Seller Material Adverse Effect. No written notice has been received by Seller, the Company or any Company Subsidiary alleging that it is or is alleged to be in breach or default in any material respect under any Material Contract (or that any event has occurred that, with notice or lapse of time, would constitute such a default or breach), except to the extent that any such breach or default, individually or in the aggregate, would not be reasonably likely to result in a Seller Material Adverse Effect. To the knowledge of Seller, as of the date of this Agreement, no party to any Material Contract (other than the Company or a Company Subsidiary, as applicable) is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder, except to the extent that such breach or default, individually or in the aggregate, would not be reasonably likely to result in a Seller Material Adverse Effect. Since January 1, 2009 there has not occurred any event that constitutes a default or event of default by any of Seller, the Company or the Company Subsidiaries under any Material Contract, except for defaults or events of default arising in the ordinary course of business consistent with past practice that are immaterial to the Business.

(c) Section 4.10(c) of the Seller Disclosure Schedule sets forth each Contract to which the Company or a Company Subsidiary (or Seller, on any of their behalf) is a party or by which it or its properties, rights or assets are bound, in each case, as of the date of this Agreement, with respect to the Business that is a “master service agreement” or similar arrangement that contains a limitation on liability that is equal to or greater than 200% of any applicable financial metric in the Contract or that does not contain any limitation on liability.

SECTION 4.11. Permits. The Company and each Company Subsidiary validly holds and is in compliance with all the terms and conditions of each material Permit held by the Company or a Company Subsidiary and used in the operation or conduct of the Business as presently conducted, except, in each case, for any such invalidity or noncompliance that, individually or in the aggregate, would not be reasonably likely to result in a Seller Material Adverse Effect. Since January 1, 2009, none of Seller, the Company or any Company Subsidiary has received written notice of any Proceeding relating to the revocation or modification of any Permit, the loss of which, individually or in the aggregate, would be reasonably likely to have a Seller Material Adverse Effect.

SECTION 4.12. Proceedings. Except as set forth in Section 4.12 of the Seller Disclosure Schedule, there are no material lawsuits, claims, suits, actions, arbitrations, investigations, inquiries or other proceedings (“Proceedings”) pending, or to the knowledge of Seller, threatened, against the Company or a Company Subsidiary. None of Seller or any of its Affiliates is a party or subject to or in default under any Injunction of any Governmental Entity or arbitration tribunal applicable in any material respect to the operation or conduct of the Business.

SECTION 4.13. Benefit Plans. (a) Section 4.13(a) of the Seller Disclosure Schedule sets forth a true and complete list of each Company Benefit Plan (excluding any Multiemployer Plan and any such plan, program, agreement, arrangement or understanding that is required by applicable Law) and each material Employee Benefit Plan (excluding any Multiemployer Plan and any such plan, program, agreement, arrangement or understanding that is required by applicable Law). With respect to each Company Benefit Plan (excluding any Multiemployer Plan and any such plan, program, agreement, arrangement or understanding that is required by applicable Law) and each material Employee Benefit Plan (excluding any Multiemployer Plan and any such plan, program, agreement, arrangement or understanding that is required by applicable Law), Seller has made available to Purchaser a current, accurate and complete copy thereof including any amendments thereto (or, with respect to any such oral Company Benefit

Plan and Employee Benefit Plan, a written description thereof) and, to the extent applicable (i) the most recent summary plan description and summary of material modifications and, if no such documents exist with respect to such Company Benefit Plan or Employee Benefit Plan, any other documentation describing such Company Benefit Plan and Employee Benefit Plan that is readily available, (ii) the trust agreement, any insurance contracts or other funding arrangements with respect to such Company Benefit Plan and Employee Benefit Plan, (iii) the most recent annual report on Form 5500 (including any applicable schedules and attachments thereto) filed with the Internal Revenue Service (the “IRS”), (iv) the most recently received determination or opinion letter from the IRS for such Company Benefit Plan and Employee Benefit Plan (if any) and (v) the most recently prepared actuarial valuation report and audited financial statements in connection with such Company Benefit Plan and Employee Benefit Plan.

(b) The pension arrangements which form part of the U.K. Company Benefit Plans are non-trust based pension schemes (a stakeholder pension scheme, a group personal pension plan and a personal pension plan) in respect of which, except as would not be expected to result, individually or in the aggregate, in any material Liability to Purchaser or the Business, (i) the Company and the Company Subsidiaries have complied with all applicable Laws in relation to access and benefits under the U.K. Company Benefit Plans, (ii) the Company and the Company Subsidiaries have paid all contributions that have fallen due and (iii) any non-service related benefits are provided by way of separate insurance and are fully insured. No defined benefit occupational pension schemes are or have been operated by Seller or its subsidiaries and no Employee or former employee of the Company or the Company Subsidiaries has been transferred to Seller or its subsidiaries by virtue of the Transfer of Undertakings (Protection of Employment) Regulations 2006 with an entitlement to benefits under such a scheme.

(c) No U.S. Company Benefit Plan or U.S. Employee Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. Except as set forth in Section 4.13(c) of the Seller Disclosure Schedule, no U.S. Company Benefit Plan provides post-employment welfare (including health, medical or life insurance) benefits and neither Seller, the Company nor any of their respective subsidiaries has any obligation to provide any such post-employment welfare benefits now or in the future to any Employee, other than as required by applicable Law.

(d) Except as would not be expected to result, individually or in the aggregate, in any material Liability to Purchaser or the Business, (i) each U.S. Company Benefit Plan (excluding any Multiemployer Plan and any such plan, program, agreement, arrangement or understanding that is required by applicable Law) and U.S. Employee Benefit Plan (excluding any Multiemployer Plan and any such plan, program, agreement, arrangement or understanding that is required by applicable Law) has been established and is being administered in all respects in accordance with its terms and in compliance with the applicable provisions of all applicable Laws and (ii) all employer and employee contributions required to be made to each U.S. Company Benefit Plan by applicable Law or by the terms of such U.S. Company Benefit Plan have been timely made or, if applicable, accrued to the extent required by GAAP, consistently applied. Each U.S. Company Benefit Plan (excluding any Multiemployer Plan and any such plan, program, agreement, arrangement or understanding that is required by applicable Law) and U.S. Employee Benefit Plan (excluding any Multiemployer Plan and any such plan, program, agreement, arrangement or understanding that is required by applicable Law) that is intended to be qualified under Section 401(a) of the Code has received a determination letter from the IRS to the effect that such U.S. Company Benefit Plan and U.S. Employee Benefit Plan is qualified and that the plans and trusts related thereto are exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or an application for determination by the IRS that such U.S. Company Benefit Plan and U.S. Employee Benefit Plan is qualified and that plans and trusts related thereto are exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code has been timely filed and is currently pending, and, to the knowledge of Seller, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.

(e) Neither Seller, the Company nor any of their respective ERISA Affiliates contributes to, is required to contribute to or, in the past six years, has contributed or been required to contribute to any Multiemployer Plan. Except as set forth in Section 4.13(e) of the Seller Disclosure Schedule, none of Seller, the Company or any of their respective ERISA Affiliates participates in a “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA with respect to any current or former employee who provides or provided services primarily to the segment of the Business operated in the United States.

(f) Except for matters that, individually or in the aggregate, would not be reasonably likely to result in any material Liability to Purchaser or the Business, (i) each Non-U.S. Company Benefit Plan (excluding any Multiemployer Plan and any such plan, program, agreement, arrangement or understanding that is required by applicable Law) that is required to be registered with the applicable Governmental Entity is registered with such Governmental Entity and, to the knowledge of Seller, nothing has occurred, whether by action or failure to act, that could reasonably be expected to adversely affect such registration, (ii) all Non-U.S. Company Benefit Plans (excluding any Multiemployer Plan and any such plan, program, agreement, arrangement or understanding that is required by applicable Law) that are required by applicable Law or by the terms of such Non-U.S. Company Benefit Plan to be funded are funded to the extent so required and (iii) with respect to all other Non-U.S. Company Benefit Plans (excluding any Multiemployer Plan and any such plan, program, agreement, arrangement or understanding that is required by applicable Law) that are not required by applicable Law or by the terms of such Non-U.S. Company Benefit Plan to be funded, adequate reserves therefor have been established on the accounting statements of the Company or one of the Company Subsidiaries to the extent required by GAAP, consistently applied.

(g) Except for matters that, individually or in the aggregate, would not be reasonably likely to result in any material Liability to Purchaser or the Business, no condition exists that would reasonably be expected to subject the Company or any Company Subsidiary, either directly or by reason of its affiliation with any member of its ERISA Affiliates, to any Tax, fine, Lien, penalty or other material Liability under ERISA, the Code or other applicable Laws.

(h) Except for matters that, individually or in the aggregate, would not be reasonably likely to result in any material Liability to Purchaser or the Business, with respect to any Company Benefit Plan (excluding any Multiemployer Plan and any such plan, program, agreement, arrangement or understanding that is required by applicable Law) and Employee Benefit Plan (excluding any Multiemployer Plan and any such plan, program, agreement, arrangement or understanding that is required by applicable Law), (i) no actions, suits, claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of Seller, threatened, (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims, and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Entities are pending, to the knowledge of Seller, threatened, or in progress.

(i) Except as set forth in Section 4.13(i) of the Seller Disclosure Schedule, no Company Benefit Plan or Employee Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)) could (i) result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement or (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans or Employee Benefit Plans. No Company Benefit Plan or Employee Benefit Plan exists that as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in action with any subsequent event(s)), could result in payments which would not be deductible under Section 280G of the Code.

SECTION 4.14. Absence of Changes or Events. (a) Since September 30, 2010, there has not been any Seller Material Adverse Effect.

(b) From September 30, 2010, to the date of this Agreement, Seller has caused the Business to be conducted in all material respects in the ordinary course consistent with past practice and:

(i) none of Seller, the Company or a Company Subsidiary has granted to any Employee any material increase in base salary, wages, bonuses, incentive compensation, pension, severance or termination pay, except (A) in the ordinary course of business, (B) in connection with a promotion based on job performance or workplace requirements, (C) as may have been required under existing agreements, including any Company Benefit Plan, or applicable Law or (D) any increases for which Seller (other than the Company or a Company Subsidiary) shall be solely obligated; and

(ii) neither Seller nor its Subsidiaries has taken any action that would have required the consent of Purchaser pursuant to Section 5.02(b)(ii), (viii), (xi), (xii), (xiii), (xv) and (xvi) if taken after the date hereof.

SECTION 4.15. Compliance with Applicable Laws. The Business is, and since January 1, 2009 has been, in compliance in all material respects with all applicable Laws, including the FDA Act, and all applicable United States and non-United States anti-bribery Laws and measures, including the United States Foreign Corrupt Practices Act, and with any order or regulation issued by the Treasury’s Office of Foreign Assets Control (“OFAC”) or any other applicable anti-money laundering or anti-terrorist-financing statute, rule or regulation. Since January 1, 2009, none of Seller, the Company or a Company Subsidiary has received any written communication from a Governmental Entity that alleges that the Business, the Company or such Company Subsidiary is in material violation of any applicable Laws, including the FDA Act, any applicable United States or non-United States anti-bribery Laws or measures, including the United States Foreign Corrupt Practices Act, or OFAC or any other applicable anti-money laundering or anti-terrorist-financing statute, rule or regulation. To the knowledge of Seller, the Business and its officers, directors, employees, Affiliates and agents have not given, offered, agreed or promised to give, or authorized the giving of, directly or indirectly, any money or other thing of value as a bribe, rebate, payoff, influence payment, kickback or other form of unlawful payment.

SECTION 4.16. Environmental Matters. Except as would not be reasonably likely to result, individually or in the aggregate, in a Seller Material Adverse Effect, (a) the Business is in compliance with all, and since January 1, 2009 has not violated any, applicable Environmental Laws, (b) the Company and the Company Subsidiaries possess and are in compliance with all Environmental Permits and neither the Company nor any of the Company Subsidiaries has received, since January 1, 2009, any written notice from a Governmental Entity that any such Environmental Permits will be revoked, adversely modified, or not renewed in the ordinary course or that any applications for any additional Environmental Permits will not be granted on terms materially similar to the terms sought, (c) none of Seller, the Company or any Company Subsidiary has received since January 1, 2009 any written communication from a Governmental Entity that alleges that the Company or any Company Subsidiary (i) is in violation of any Environmental Law, the substance of which communication has not been fully and finally resolved, (ii) is a potentially responsible party under the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”) or any similar Environmental Law, or (iii) has Released in violation of any Environmental Law or is otherwise liable for any presence (in the environment or in any buildings or equipment) or Release of Hazardous Material at the Owned Property or Leased Property or at any other location, in each case, in connection with the operation or conduct of the Business or the Owned Property or Leased Property (it being understood that such violation or liability does not include any obligation relating to Law regarding workers’ compensation or similar insurance or any product liability matter), (d) there are no pending or, to the knowledge of Seller, threatened in writing since January 1, 2009, Proceedings against the Company or any Company Subsidiary resulting from any (i) violation of applicable Environmental Laws or the Environmental Permits or (ii) presence (in the environment or in any buildings or equipment) or Release of Hazardous Material, in each case, in connection with the operation or conduct of the Business or the Owned Property or Leased Property, (e) neither the Company nor any Company Subsidiary has Released any Hazardous Material

at the Owned Property or the Leased Property, and to the knowledge of Seller, Hazardous Materials currently are not otherwise present at or emanating from the Owned Property or the Leased Property or at any other location in a manner that could reasonably be expected to result in Liability to the Company or any Company Subsidiary or interfere with any operations thereof, in each case, in connection with the operation or conduct of the Business (it being understood that such liability does not include any obligation relating to Law regarding workers’ compensation or similar insurance or any product liability matter), (f) since January 1, 2009, neither the Company nor any Company Subsidiaries has assumed or retained, by contract, or to the knowledge of Seller by operation of law, any Liabilities or other obligation under any Environmental Laws or regarding the presence (in the environment or in any buildings or equipment) or Release of or exposure to any Hazardous Materials arising in connection with the operation or conduct of the Business (it being understood that such obligation or Liability does not include any obligation the Company or any Company Subsidiary has to operate or conduct the day-to-day operations of the Business in compliance with applicable Environmental Law or Law regarding workers’ compensation or similar insurance or any product liability matter), and (g) to the knowledge of Seller, Seller has made available to Purchaser a copy of all reports of environmental site assessments, audits or investigations concerning material non-compliance with, or material Liability or material obligations under, Environmental Laws affecting the Business (which non-compliance, Liability or obligations have not been fully and finally resolved or satisfied) that are in the possession or control of Seller or its subsidiaries. Except for Sections 4.02(b), 4.05, 4.11, 4.14 and 4.21, the representations and warranties made in this Section 4.16 are Seller’s exclusive representations and warranties relating to environmental matters.

SECTION 4.17. Employee and Labor Matters. With respect to the Business and the Employees, (i) as of the date of this Agreement, there is not and, since January 1, 2009, there has not been, any material labor strike, work stoppage or lockout pending or, to the knowledge of Seller, threatened, against Seller, the Company or any Company Subsidiary, (ii) as of the date of this Agreement, to the knowledge of Seller, no material union organizational campaign is in progress, nor has there been any such campaign since January 1, 2009, and no question concerning representation exists, (iii) as of the date of this Agreement, there are no pending material unfair labor practice charges or other material charges against Seller, the Company or any Company Subsidiary or any Employee or former employee of Seller, the Company or any Company Subsidiary employed in the Business before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices or the enforcement of labor or employment Laws, (iv) as of the date of this Agreement, each CTS Employee (as defined in the Restructuring Agreement) provides services with respect to the Business and, except as indicated on Section 7.05(b)(ii) of Schedule B to the Restructuring Agreement, no such CTS Employee is on long-term disability leave, and (v) since January 1, 2009, Seller has not received written notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct any material investigation or audit and, to the knowledge of Seller, no such investigation or audit is in progress or, to the knowledge of Seller, threatened. There is no collective bargaining agreement or similar labor agreement in effect with respect to employees of the Company or any Company Subsidiary.

SECTION 4.18. Customers and Suppliers. (a) Section 4.18(a) of the Seller Disclosure Schedule lists the names and addresses of the twenty largest customers of the Business for the period from June 30, 2010 to June 30, 2011. During the period from June 30, 2010 until the date of this Agreement, to the knowledge of Seller, none of the customers identified on Section 4.18(a) of the Seller Disclosure Schedule has notified Seller, the Company or any Company Subsidiary that such customer has cancelled, terminated or otherwise materially altered its relationship with the Business or intends to do so.

(b) Section 4.18(b) of the Seller Disclosure Schedule lists the names and addresses of the twenty largest suppliers of the Business during the period from June 30, 2010 to June 30, 2011. During the period from June 30, 2010 until the date of this Agreement, to the knowledge of Seller, none of the suppliers identified on Section 4.18(b) of the Seller Disclosure Schedule has notified Seller, the Company or any Company Subsidiary in writing that such supplier has cancelled, terminated or otherwise materially altered its relationship with the Business or intends to do so.

SECTION 4.19. Support Services. Except for Corporate-Level Services and services to be provided under the Transition Services Agreement and except for Intellectual Property, Technology, real or personal property or other assets to be licensed (including pursuant to Section 7.02(c)) or otherwise assigned to the Company or a Company Subsidiary as contemplated by this Agreement or the Restructuring Agreement, none of Seller or any of its Affiliates (other than the Company or the Company Subsidiaries) (i) provides material support services (“Support Services”) to the Business or Employees; (ii) licenses to or allows the use by the Company and the Company Subsidiaries of material Intellectual Property or material Technology (whether proprietary or owned by a third party) (other than as set forth in Section 7.02), (iii) shares any real or material personal property or other material assets with the Company or the Company Subsidiaries or (iv) has any Contract with the Company or the Company Subsidiaries, in each case, in connection with the operation of the Business.

SECTION 4.20. Recalls; Notice of Defects. (a) Since January 1, 2006, no product sold or distributed by the Company or any Company Subsidiary has been recalled voluntarily or involuntarily and no such recall is being considered by the Company or any Company Subsidiary, whether for itself or on behalf of one of its customers.

(b) Since January 1, 2009, neither the Seller, its Affiliates, the Company nor any Company Subsidiary has (i) received any written notice relating to any actual, threatened or potential Proceeding against any of them for product liability, failure to warn or inspect, strict liability, defects in design, manufacture, materials or workmanship, breach of express or implied warranty or any similar claim under any applicable Law with respect to any services, products, systems, devices or similar items designed, manufactured, modified, distributed, offered for sale or sold by the Business (“Covered

Products”), except as would not, individually or in the aggregate, be reasonably expected to have a Seller Material Adverse Effect and except for notices or Proceedings that have been settled or fully and finally resolved or (ii) initiated, participated in or been subject to any actual or potential recall of a Covered Product.

(c) Since January 1, 2009, each of the products, systems, devices or similar items produced, sold or distributed and the services provided in connection with the Business was, at the time of such production, sale or distribution, in compliance in all material respects with Law, including the FDA Act or any similar law and applicable regulations issued and guidances by the FDA or any similar organization, including those requirements relating to current good manufacturing practice, current good laboratory practice and current good clinical practice and any equivalent Laws of any applicable foreign jurisdiction, in each case, including all manufacturing standards applied, testing procedures used and product specifications disclosed.

SECTION 4.21. Insurance. Section 4.21 of the Seller Disclosure Schedule lists all insurance policies or programs of self-insurance obtained within the past three years that have a policy limit of greater than $15,000,000 and are owned or held by Seller or any of its Affiliates on the date of this Agreement and cover the Company, any Company Subsidiaries or their assets, properties or personnel with respect to the operation or conduct of the Business. All such insurance policies and programs of insurance are valid and enforceable and all premiums due thereunder have been paid. In the last two years, neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination with respect to such insurance policies and programs, other than in connection with normal renewals of any such insurance policies and programs.

SECTION 4.22. Indebtedness. Section 4.22 of the Seller Disclosure Schedule sets forth, as of the date of this Agreement, (a) all outstanding Funded Indebtedness of the Company and the Company Subsidiaries and (b) all obligations under or in respect of acceptances, letters of credit, bank guarantees, surety bonds or similar arrangements (including reimbursement obligations with respect thereto) with respect to the Liabilities of any person (including the Company and the Company Subsidiaries with respect to a Liability of the Business), other than any such obligations incurred in the ordinary course of business that are not in excess of $50,000. All of the outstanding Funded Indebtedness of the Company and any of the Company Subsidiaries is prepayable other than any capitalized lease obligations.

SECTION 4.23. No Implied Representations. Notwithstanding anything herein to the contrary, Seller and its Representatives and Affiliates are making no representation or warranty whatsoever, express or implied, beyond those expressly given in this Article IV. It is understood that any financial estimates, forecasts, projections or other predictions and all other information or materials that have been or shall hereafter be provided by or on behalf of Seller, the Company or the Company Subsidiaries or any other person to Purchaser or any of its Affiliates or its or their respective Representatives, whether written or oral, are not, and shall not be relied upon or deemed to be, representations and warranties of Seller, the Company, the Company Subsidiaries or any

of their respective Affiliates or their respective Representatives, except to the extent expressly provided in this Article IV.

ARTICLE V

Covenants of Seller

Seller covenants and agrees as follows:

SECTION 5.01. Access. From the date hereof to the Closing, Seller shall, and shall cause the Company and the Company Subsidiaries to, give Purchaser and its Representatives access, during normal business hours and upon reasonable advance notice, to personnel, properties and Records relating to the Business, to the extent that such access is reasonably requested by Purchaser; provided that such access (a) does not unreasonably disrupt the normal operations of Seller, the Company any Company Subsidiary or the Business, (b) would not be reasonably expected to violate any attorney-client privilege of Seller, the Company or any Company Subsidiary or violate any applicable Law (including antitrust Laws) and (c) would not reasonably be expected to breach any duty of confidentiality owed to any person whether the duty arises contractually, statutorily or otherwise; provided, however, that nothing in this Agreement shall limit any of Purchaser’s rights to discovery in connection with litigation. Such rights of access explicitly exclude any Phase II environmental investigations or any air or surface sampling or testing at, on or under any Owned Property or Leased Property.

SECTION 5.02. Ordinary Conduct. (a) From the date hereof to the Closing, except as set forth in Section 5.02 of the Seller Disclosure Schedule or otherwise expressly contemplated or permitted by the terms of this Agreement, including pursuant to the Restructuring and the Restructuring Agreement, Seller shall cause the Company and the Company Subsidiaries to: (i) cause the Business to be conducted in all material respects in the ordinary course in substantially the same manner as currently conducted and (ii) use commercially reasonable efforts consistent with past practice to (A) keep available the services of the Business’ present senior officers and employees, (B) preserve the goodwill and business relationships with customers, suppliers and others having business relationships with them and (C) maintain the assets of the Business in good operating condition suitable in all material respects for their intended use.

(b) From the date hereof to the Closing, except as set forth in Section 5.02 of the Seller Disclosure Schedule or otherwise expressly contemplated or permitted by the terms of this Agreement (including pursuant to the Restructuring and the Restructuring Agreement), Seller shall not permit the Company or any Company Subsidiary to do any of the following in respect of the Business without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend the certificate of incorporation, by-laws or other comparable governing documents of the Company or any Company Subsidiary;

(ii) declare or pay any dividend or make any other distribution to any holder of any Shares, whether or not upon or in respect of any shares of the capital stock of the Company, other than, in each case, cash dividends or other distributions of cash;

(iii) purchase, redeem or otherwise acquire or dispose of any shares of capital stock or other voting securities of, or equity interests in, the Company or any Company Subsidiary or issue, deliver, sell, transfer, pledge, grant, extend or enter into similar arrangements, or agree to the foregoing, with respect to (A) any shares of capital stock or other voting securities of, or equity interests in, the Company or any Company Subsidiary or (B) any warrants, options, rights, “phantom” stock rights, stock appreciation rights, stock based performance units, convertible or exchangeable securities or other commitments or undertakings (I) pursuant to which the Company or any Company Subsidiary is or may become obligated to issue, deliver or sell (x) any additional shares of capital stock or other voting securities of, or equity interests in, the Company or any Company Subsidiary, (y) any security convertible into, or exchangeable for, shares of capital stock or other voting securities of, or equity interests in, the Company or any Company Subsidiary or (z) any Voting Debt, (II) pursuant to which the Company or any Company Subsidiary is or may become obligated to issue, grant, extend or enter into any such warrant, option, right, unit, security, commitment or undertaking or (III) that give any person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the holders of the Shares;

(iv) split, combine, subdivide or reclassify any shares of capital stock or other voting securities of, or equity interests in, the Company or any Company Subsidiary, or issue any other security in respect of, in lieu of or in substitution for any shares of capital stock or other voting securities of, or equity interests in, the Company or any Company Subsidiary;

(v) (A) incur any indebtedness for borrowed money that is not prepayable, (B) guarantee any indebtedness for borrowed money or other Liabilities (other than of the Company or a Company Subsidiary with respect to the Business), or (C) enter into any letters of credit with respect to the Liabilities of any person other than the Company or any Company Subsidiary with respect to the Business;

(vi) loan, advance, invest or make a capital contribution to or in any person, other than (A) advances in the ordinary course of business consistent with past practice or (B) loans, advances, investments or capital contributions to or in the Company or any Company Subsidiary;

(vii) except (A) in the ordinary course of business (solely with respect to clause (1) below), (B) as may be required under an existing Company Benefit Plan, Employee Benefit Plan, or applicable Law or (C) any increases or payments for which Seller or its Affiliates (other than the Company or the Company Subsidiaries) shall be solely obligated, (1) adopt, enter into, amend or terminate any Company Benefit Plan, Employee Benefit Plan or any plan, agreement, program, policy or arrangement that would be a Company Benefit Plan or Employee Benefit Plan if it were in existence as of the date of this Agreement, provided that the foregoing restrictions shall only be applicable with respect to any actual or prospective Company Benefit Plan or Employee Benefit Plan to the extent that they relate to an Employee, (2) grant to any Employee any material increase in base salary, wages, bonuses or bonus opportunity, incentive compensation, pension, severance or termination pay or (3) grant any severance or termination pay to any Employee;

(viii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, restructuring, recapitalization, amalgamation or other reorganization with respect to the Company or any Company Subsidiary;

(ix) except in the ordinary course of business, enter into, renew, materially modify, materially amend, cancel, terminate or fail to use its commercially reasonable efforts to renew any Material Contract (or any Contract that would be a Material Contract if entered into prior to the date hereof), including any license agreements for computer software relating to the Business licensed to Seller, the Company or any Company Subsidiary;

(x) make or commit to any new capital expenditure or commitment therefor with respect to the Business in excess of $250,000 individually or $1,000,000 in the aggregate with respect to all such capital expenditures or commitments therefor;

(xi) except as required by a change in Law or by GAAP, change any material accounting principles or practices;

(xii) settle, release, waive or compromise any pending or threatened suit, action, proceeding or investigation in any manner that restricts the operation of the Company, any Company Subsidiary or the Business as currently conducted or for uninsured amounts exceeding $50,000 individually or $100,000 in the aggregate required to be paid by the Company or any Company Subsidiary;

(xiii) sell, lease, license or otherwise dispose of any assets, rights or properties of the Business, except for (A) sales of raw materials, work-in-process, finished goods, supplies, parts, spare parts and other inventories, in each case, in the ordinary course of business, (B) assets that are obsolete or no longer used in the Business and (C) cash dividends and other distributions of cash;

(xiv) permit or allow any asset of the Company or any Company Subsidiary to become subject to any Lien that would have been required to be set forth in Section 4.07, 4.08 or 4.09 of the Seller Disclosure Schedule if existing on the date of this Agreement (other than any Permitted Lien);

(xv) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division or a substantial portion of the assets thereof (other than inventory) for aggregate consideration in excess of $100,000;

(xvi) make or change any material Tax election, adopt or change any accounting method with respect to Taxes, file any amended material Tax Return, enter into any closing agreement with respect to Taxes, settle or compromise any proceeding with respect to any material Tax claim or assessment relating to the Company or any Company Subsidiary, surrender any right to claim a refund of material Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or any Company Subsidiary; or

(xvii) authorize, or commit or agree to do, whether in writing or otherwise, any of the foregoing actions.

SECTION 5.03. Resignations. On the Closing Date, Seller shall cause to be delivered to Purchaser duly signed resignations, effective immediately after the Closing, of all directors of the Company and each Company Subsidiary, or shall take such other action as is necessary to cause such persons to no longer be directors of the Company or such Company Subsidiary, as applicable, immediately after the Closing.

SECTION 5.04. Confidentiality. From and after the Closing, Seller shall keep confidential, and cause its Affiliates and instruct its and their respective officers, directors, employees and advisors to keep confidential, all nonpublic information relating to the Business, except (a) as required or requested by a Governmental Entity or required pursuant to Law or the rules or regulations of any securities exchange or listing authority or legal, administrative or judicial process, (b) for information that is available on the Closing Date to the public, or thereafter becomes available to the public other than as a result of a breach of this Section 5.04, (c) for information disclosed in connection with the exercise of any remedies provided in any Transaction Document or any Proceeding related to any Transaction Document or the enforcement of rights thereunder or (d) for information disclosed in connection with Tax matters. The covenant set forth in this Section 5.04 shall terminate five years after the Closing Date.

SECTION 5.05. Restructuring. Prior to or simultaneously with the Closing, Seller shall use reasonable best efforts to consummate the Restructuring in accordance with the terms and conditions of the Restructuring Agreement. Seller shall not, and shall not permit any of its Affiliates to, amend, waive, terminate or otherwise modify the terms of the Restructuring Agreement without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed.

SECTION 5.06. Certain Financial Information. (a) Seller shall use reasonable best efforts to deliver to Purchaser the audited combined balance sheets of the Business as of September 30, 2010 and the related audited combined statements of operations, changes in shareholder’s equity and cash flows for the year ended September 30, 2010 with a report thereon (with no exception or qualification) of Ernst & Young, LLP (“E&Y”), independent certified public accountants, including in each case the notes thereto (the “2010 Audited Financial Statements”).

(b) Seller shall use reasonable best efforts to deliver to Purchaser (i) an audited combined balance sheet of the Business as of June 30, 2011, together with the related audited combined statements of operations, changes in shareholder’s equity and cash flows for the nine month period ended June 30, 2011; provided, that, if the Closing Date is after December 30, 2011, the references to June 30, 2011 in this clause (i) shall be deemed to be September 30, 2011 and the reference to the nine month period shall be deemed to be the year ended, and (ii) an audited combined balance sheet of the Business as of September 30, 2009, together with the related audited combined statements of operations, changes in shareholder’s equity and cash flows for the year ended September 30, 2009, in each case, with report(s) thereon (with no exception or qualification) of E&Y, including in each case the notes thereto (collectively, together with the 2010 Audited Financial Statements, the “Additional Financial Statements”). Seller shall provide Purchaser access to E&Y’s work papers used in connection with the preparation of Additional Financial Statements (subject to the execution of customary access letters acceptable to E&Y). Seller shall provide reasonable cooperation and assistance to Purchaser in its obtaining such accountants’ comfort letters from E&Y, consents for use of their reports and any other pertinent information or documents as reasonably requested by Purchaser in connection with the Additional Financial Statements and Purchaser’s Securities and Exchange Commission disclosure obligations.

(c) If requested by Purchaser, following the Closing, Seller shall, and shall cause its Subsidiaries and its Representatives to, reasonably cooperate with and assist Purchaser and its Representatives in connection with the preparation of audited financial statements for the quarter ended September 30, 2011 (the “Audited 9/30/11 Financial Statements”) (including using commercially reasonable efforts to assist Purchaser in obtaining management representation letters); provided that, for the avoidance of doubt, Seller shall not be required to prepare or to pay for the audit of the Audited 9/30/11 Financial Statements.

SECTION 5.07. Financing. Prior to the Effective Time, Seller and its representatives shall, and shall cause the Company and the Company Subsidiaries and their respective Representatives to, reasonably cooperate with Purchaser in connection with the Debt Financing, including using commercially reasonable efforts to (i) participate in a reasonable number of due diligence sessions, meetings, presentations and sessions with rating agencies and prospective lenders, if any; (ii) provide information reasonably requested by Purchaser relating to such financing, including financial and other pertinent information regarding the Company as may be reasonably requested by Purchaser, including the financial information required to be delivered under the Debt Commitment Letter; provided, however, that it is understood and agreed that Seller shall not be required to deliver any financial statements not required by Section 5.06; (iii) reasonably cooperating with the execution and delivery of any pledge and security documents and other definitive financing documents on the terms contemplated by the

Debt Commitment Letter or other certificates as may be reasonably requested by Purchaser or otherwise reasonably facilitating the pledging of collateral in connection with the Debt Financing; (iv) at least five days prior to the Closing Date, provide all documentation and other information about the Company and each Company Subsidiary as is reasonably requested in writing by Purchaser at least ten days prior to the Closing Date which is in connection with the Debt Financing and relates to applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act; (v) assist Purchaser and Lenders in the preparation of all information memoranda (including providing customary authorization letters), lender presentations, rating agency presentations, and similar documents in connection with the Debt Financing; (vi) use commercially reasonable efforts to obtain consents from the accountants of the Business for the use of their reports in materials related to the Debt Financing; and (vii) take all corporate actions, and cause the Company and the Company Subsidiaries to take all corporate actions, in each case as reasonably requested by Purchaser, to permit the consummation of the Debt Financing and direct borrowing or incurrence of all of the proceeds of the Debt Financing by the Company or a Company Subsidiary immediately following the Closing and to permit the proceeds thereof to be made available to the Company or a Company Subsidiary, as applicable; provided, however, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries prior to the Effective Time; and provided, further, that, notwithstanding any of the foregoing, (i) neither Seller nor any of its representatives shall be required to execute or deliver any certificate, agreement, document or other instrument in connection with the Debt Financing, (ii) no action, liability or obligation of the Company or any of the Company Subsidiaries or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing shall be effective prior to the Effective Time, (iii) neither Seller nor any of its representatives shall at any time, and none of the Company, the Company Subsidiaries and their respective Representatives shall prior to the Effective Time, (A) be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment, other than reasonable out-of-pocket expenses incidental to cooperation pursuant to this Section 5.07 to be reimbursed by Purchaser pursuant to this Section 5.07, in connection with the Debt Financing (or any alternative financing) or any of the foregoing, (B) incur or have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Debt Financing (or any alternative financing) or (C) incur any other liability in connection with the Debt Financing (or any alternative financing) and (iv) nothing in this Agreement shall require the board of directors of Seller, the Company or any Company Subsidiary to take any action to approve the Debt Financing (or any alternative financing) in connection with the transactions contemplated by this Agreement prior to the Effective Time; provided that the board of directors of the Company or any such Company Subsidiary (to the extent comprised solely of representatives of Purchaser) may approve the Debt Financing (or any alternative financing) as of the Effective Time. Purchaser shall, promptly upon request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs incurred by Seller in connection with such cooperation and indemnify Seller for any Loss incurred by Seller arising therefrom (other than arising from information from Seller). For the avoidance of doubt, the preparation and delivery of the financial statements required by Section 5.06 shall not be covered by the expense reimbursement or indemnification obligations in this Section 5.07.

SECTION 5.08. No Shop. The Seller shall not, and shall cause the Company and the Company Subsidiaries and their respective Affiliates, directors, officers and employees not to, and shall use their reasonable best efforts to cause their representatives or agents not to, do any of the following, directly or indirectly, with any third party (other than with Purchaser regarding the transactions contemplated by this Agreement and other than in connection with the Restructuring): (i) discuss, negotiate, authorize, assist, participate in, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of (A) a material amount of the business or assets of the Business or (B) any capital stock of or other equity interest in, the Company or Company Subsidiaries as in effect following the Restructuring (any such transaction, an “Acquisition Transaction”), (ii) knowingly facilitate or encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers from any third party in respect of an Acquisition Transaction, or (iii) knowingly furnish or cause to be furnished to any third party any information concerning the Business, the Company or any Company Subsidiary in connection with an Acquisition Transaction.

SECTION 5.09. Insurance. If Purchaser requests, Seller shall maintain in effect for not less than six years after the Effective Time, by prepaid run-off or “tail coverage” endorsement, the coverage provided by directors’ and officers’ liability, employment practices liability, fiduciary liability, products liability, crime, underground storage tank liability, and errors and omissions liability insurance under which the Company and the Company Subsidiaries are insured as of the Closing Date; provided that with respect to all such coverage (other than directors’ and officers’ and fiduciary liability coverage, which shall be paid by Seller), the cost of such coverage shall be paid by the Purchaser; and provided further that Seller may substitute prepaid policies of at least the same coverage containing terms and conditions that are no less advantageous to the Company and the Company Subsidiaries thereof so long as such substitution does not result in gaps or lapses in coverage with respect to matters occurring prior to the Effective Time.

ARTICLE VI

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Seller as follows:

SECTION 6.01. Organization, Standing and Authority; Execution and Delivery; Enforceability. (a) Purchaser is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has all requisite corporate power and authority to enter into this Agreement and the Other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. All corporate acts and other proceedings required to be taken by Purchaser to authorize the execution, delivery and performance of this Agreement and the Other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby have been duly and properly taken.

(b) This Agreement has been duly executed and delivered by Purchaser and, prior to Closing, Purchaser will have duly executed and delivered each Other Transaction Document to which it is a party. Assuming that this Agreement has been duly authorized, executed and delivered by Seller, this Agreement constitutes, and, upon the due authorization, execution and delivery of the Other Transaction Documents by Seller of the Other Transaction Document, such Other Transaction Document to which it is a party will constitute, a legal, valid and binding obligation of Purchaser, enforceable against such person in accordance with its terms (subject, as to enforcement, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally, general principles of equity and the discretion of courts in granting equitable remedies).

SECTION 6.02. No Conflicts; Consents. (a) The execution and delivery of this Agreement by Purchaser do not, the execution and delivery by Purchaser of each Other Transaction Document to which it is a party will not, and the consummation of the transactions contemplated hereby and thereby and compliance by Purchaser with the terms and conditions hereof and thereof will not, conflict with, result in any breach, violation or infringement of, or constitute a default (with or without notice or lapse of time, or both) under, require consent, or give rise to a right of termination, cancellation, amendment, modification or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Liens upon any of the properties, rights or assets of Purchaser under, any provision of (i) the Governing Documents of Purchaser, (ii) any Contract to which Purchaser is a party or by which any of their respective properties or assets are bound, or (iii) any Injunction or, subject to the matters referred to in paragraph (b) below, applicable Law, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, would not be reasonably likely to result in a Purchaser Material Adverse Effect.

(b) No Consent of, Filing with, or notification to, any Governmental Entity is required to be obtained or made by or with respect to Purchaser in connection with the execution and delivery of this Agreement or the Other Transaction Documents to which it is a party, the consummation of the Acquisition, the Restructuring and the other transactions contemplated hereby or thereby or the compliance by Purchaser with the terms and conditions hereof and thereof, other than (i) compliance with and Consents and Filings under the HSR Act, (ii) Consents of, and Filings with, any Governmental Entity that are set forth in Section 3.01(c) of the Seller Disclosure Schedule, (iii) those that may be required solely by reason of Seller’s or any Affiliate of Seller’s (as opposed to any other third party’s) participation in the transactions contemplated hereby or by the Other Transaction Documents, (iv) compliance with and Filings or notices required by the rules and regulations of any applicable securities exchange and (v) such other Consents the absence of which, or other Filings the failure to make or obtain which, individually or in the aggregate, would not be reasonably likely to result in a Purchaser Material Adverse Effect.

SECTION 6.03. Proceedings. There are no (a) outstanding Injunctions of any Governmental Entity or arbitration tribunal against Purchaser, (b) Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Affiliates or (c) investigations by any Governmental Entity which are pending or, to the knowledge of Purchaser, threatened against Purchaser, other than, in each case, any such items that, individually or in the aggregate, would not be reasonably likely to result in a Purchaser Material Adverse Effect.

SECTION 6.04. Securities Act. The Shares are being acquired for investment only and not with a view to, or for sale in connection with, any public distribution thereof.

SECTION 6.05. Financing Commitment; Availability of Funds. Purchaser has received and accepted the executed commitment letter dated August 19, 2011 (including any fee letters or other side letters with respect to fees, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have committed to provide the full amount of the debt financing required to consummate the transactions contemplated by this Agreement on the terms contemplated thereby and to pay all related fees and expenses. The debt financing contemplated by the Debt Commitment Letter is referred to in this Agreement as the “Debt Financing”. Purchaser has delivered to Seller true and complete copies of the executed Debt Commitment Letter (provided that any fee or side letter may be redacted to omit numerical fee amounts and other matters not related to conditions precedent or other contingencies related to the obligations of the Lenders to fund the full amount of the Debt Financing). The only conditions precedent or other contingencies related to the obligations of the Lenders to fund the full amount of the Debt Financing are those expressly set forth in the Debt Commitment Letter. As of the date hereof, there are no agreements, arrangements or understandings in connection with the Debt Financing other than the Debt Commitment Letter. As of the date hereof, the Debt Commitment Letter, in the form so delivered, is in full force and effect, is a legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, the other parties thereto, has not been amended, supplemented or otherwise modified in any respect (and no such amendment, supplement or modification thereto is contemplated as of the date hereof), and the financing commitments thereunder have not been withdrawn or terminated. As of the date hereof, no event has occurred that would constitute a default (or an event which with or without notice, lapse of times or both, would become a default) or breach on the part of Purchaser under any term or condition of the Debt Commitment Letter, and, as of the date hereof, Purchaser has no reason to believe that any term or condition of closing in the Debt Commitment Letter will not be timely satisfied, or that any portion of the Debt Financing to be made thereunder will otherwise not be available to Purchaser to consummate the Acquisition and the other transactions contemplated hereby at the time required pursuant to this Agreement. As of the date hereof, Purchaser has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid by it on or prior to the date of this Agreement. As of the date of this Agreement

Purchaser has, and as of the Closing Date will have, cash on hand or existing undrawn credit facilities or commitments that are sufficient to enable it to consummate the Acquisition and the other transactions contemplated by this Agreement and the Other Transaction Documents and to pay the related fees and expenses associated therewith.

SECTION 6.06. Solvency. Assuming (i) satisfaction (or waiver) of the conditions to Purchaser’s obligations to consummate the transactions contemplated hereby, (ii) the accuracy of the representations and warranties of the Seller set forth herein (for such purposes, such representations and warranties shall be true and correct in all respects without giving effect to any limitations or qualification as to (A) “knowledge” or knowledge of the Seller or (B) “materiality”, “Material Adverse Effect”, “material” or similar materiality qualification set forth therein), and (iii) estimates, projections or forecasts provided by or on behalf of the Seller or the Company to Purchaser prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, and after giving effect to the transactions contemplated by this Agreement, including the Debt Financing, and the payment of the Purchase Price, any other repayment or refinancing of existing indebtedness contemplated in this Agreement, or, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Purchaser and the Company will be Solvent as of the Closing and immediately after the consummation of the transactions contemplated hereby.

SECTION 6.07. Limitation of Seller’s Warranties. Purchaser acknowledges that, except as expressly provided in Article IV:

(a) it is acquiring (i) the Business without any representation or warranty, express or implied, including any representation or warranty as to the merchantability, suitability or fitness for any particular purpose of any of the Company or any Company Subsidiary, in each case by Seller or its Affiliates, or any of its or their Representatives, and (ii) the Company and each Company Subsidiary on an “as is” condition and on a “where is” basis; and

(b) no representation or warranty has been made regarding any information, whether written or oral, or materials provided or made available by Seller or any of its Representatives, including (i) the Confidential Information Memorandum, (ii) any other information, documents or material made available to it or its Representatives in connection with the Acquisition, the Restructuring and the consummation of the other transactions contemplated hereby or (iii) any financial estimate, forecast, projection or other prediction delivered to it.

SECTION 6.08. No Implied Representations. Notwithstanding anything herein to the contrary, Purchaser is making no representation or warranty whatsoever, express or implied, beyond those expressly given in this Article VI.

ARTICLE VII

Covenants of Purchaser

Purchaser covenants and agrees as follows:

SECTION 7.01. Confidentiality. Purchaser acknowledges that the information being provided to it in connection with the Acquisition, the Restructuring and the consummation of the other transactions contemplated hereby and by the Other Transaction Documents (including the terms and conditions of this Agreement and the Other Transaction Documents) is subject to the terms of a confidentiality agreement between Purchaser and an Affiliate of Seller dated as of May 17, 2011 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the confidentiality provisions of the Confidentiality Agreement shall terminate with respect to information relating solely to the Business; provided that Purchaser acknowledges that any and all other information provided to it by or on behalf of Seller, the Company or any Company Subsidiary or their respective Representatives concerning Seller or any Affiliate of Seller (other than the Company or the Company Subsidiaries) and the terms and conditions of this Agreement and the Other Transaction Documents shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date. Notwithstanding anything to the contrary contained in this Section 7.01, the covenant set forth in this Section 7.01 shall terminate five years after the Closing Date.

SECTION 7.02. No Use of Certain Names; Transitional Trademark License; IP License and Transfers. (a) Following the Closing, Purchaser shall, and shall cause the Company and each Company Subsidiary to, promptly, (i) and in any event within six months after the Closing Date, revise sales and product literature and promotional materials in any media, purchase orders, invoices, shipping documents, packaging and labeling and similar materials (“Collateral”) to delete all references to “Aptuit” and “Indigo”; provided that, for a period of six months from the Closing Date, Purchaser, the Company and each Company Subsidiary may continue to distribute Collateral and any Inventory of the Business that uses any reference to “Aptuit” or “Indigo” to the extent that such Collateral and Inventory of the Business exist on the Closing Date or are manufactured within the 90-day period after the Closing Date, and Seller hereby grants to Purchaser, the Company and each Company Subsidiary for such six month period the limited right and a royalty-free paid up license to so use Seller’s trademarks, trade dress and other source indicators owned by Seller (and covenants to cause each of its Affiliates to grant Purchaser, the Company and each Company Subsidiary the limited right and a royalty-free paid up license to so use such Affiliate’s trademarks, trade dress and other source indicators owned by such Affiliate) that have been used in connection with the manufacture, distribution, marketing and sale of the Business’ products, to the extent necessary to allow Purchaser, the Company and each Company Subsidiary to so use such Collateral and Inventory of the Company and the Company Subsidiaries and (ii) and in any event within 75 business days after the Closing Date, (A) remove references to “Aptuit” and “Indigo” from any signage on any Owned Property, Leased Property, vehicles or other assets (other than Inventory and Collateral, and other than interior signage, heavy machinery, tools and dyes, for which such removal must occur in the next replacement cycle in the ordinary course of business) and (B) remove references to “Aptuit” and “Indigo” from any websites operated in connection with the Business. In no event shall Purchaser, Company or any Company Subsidiary use any reference to “Aptuit” or “Indigo” after the Closing Date in any manner or for any purpose different from the use of “Aptuit” or “Indigo”, respectively, by the Business during the 90-day period preceding the Closing Date. Notwithstanding the foregoing, at all times after the Closing Date, Purchaser, the Company or any Company Subsidiary may (i) use “Aptuit” and “Indigo” as permitted or required by Law and/or in a non-trademark manner to describe the history of the Business and (ii) retain and use without modification any legal documents, business correspondence and similar items that contain the terms “Aptuit” and “Indigo”. Within six months after the Closing Date, Purchaser agrees that it will, and will cause the Company and each Company Subsidiary to, destroy or return to Seller any remaining Collateral and Inventory of the Company and the Company Subsidiaries that contains any reference to “Aptuit” or “Indigo”. “Aptuit” and “Indigo” each means any brand name, trademark or service mark under which the Business has at any time been conducted or which at any time has been used by or in the Business and contains “Aptuit” or “Indigo” respectively, and any name that is confusingly similar thereto. At Purchaser’s request, for six months after the Closing Date, Seller shall display on its websites, in all places where the Business was previously discussed or displayed, a mutually-agreed statement about Purchaser’s new ownership of the Business and a link to any website designated by Purchaser.

(b) Within 30 business days of the Closing, Purchaser shall cause the Company and each Company Subsidiary to file the relevant documents so as to change their respective corporate names to names not including or confusingly similar to “Aptuit”. Within 30 business days of the Closing, to the extent necessary, Purchaser shall cause the Company and each Company Subsidiary to file the relevant documents so as to amend or terminate any certificates of assumed name or d/b/a filings by such entities that contain “Aptuit”. Except as expressly permitted in Section 7.02(a), neither Purchaser nor any of its Affiliates shall use “Aptuit” at any time or in any way following the Closing.

(c) Intellectual Property License. Effective as of and only upon the Closing:

(i) Subject to the terms and conditions of this Agreement, Seller and its subsidiaries (other than the Company and the Company Subsidiaries) hereby grant and agree to grant to Purchaser, the Company and the Company Subsidiaries a non-exclusive, perpetual, irrevocable, non-sublicensable and non-assignable (except as provided in Section 7.02(c)(iii) and (iv)), royalty-free, fully paid up, worldwide license, in connection with the current and future operation of the Business, to use and exercise all rights under all Intellectual Property and Technology (other than trademarks and other source indicators, but including the items listed on Section 7.02(c)(i) of the Seller Disclosure Schedule), that is owned by Seller and its subsidiaries (other than the Company and the Company

Subsidiaries) and is used in connection with the Business as of or prior to Closing (including after giving effect to the Restructuring and Section 7.02(d)).

(ii) Subject to the terms and conditions of this Agreement, the Company and the Company Subsidiaries hereby grant and agree to grant to Seller and its subsidiaries (other than the Company and the Company Subsidiaries) a non-exclusive, perpetual, irrevocable, non-sublicensable and non-assignable (except as provided in Section 7.02(c)(iii) and (iv)), royalty-free, fully paid-up, worldwide license, in connection with the current and future operation of the Retained Business, to use and exercise all rights under all Intellectual Property and Technology (other than trademarks and other source indicators, but including the items listed on Section 7.02(c)(ii) of the Seller Disclosure Schedule or, subject to the last sentence of this Section 7.02(c)(ii), assigned to the Company or a Company Subsidiary pursuant to Section 7.02(d)), that is owned by the Company and the Company Subsidiaries and is used by Seller and its subsidiaries (other than the Company and the Company Subsidiaries) in connection with the Retained Business as of or prior to Closing (including after giving effect to the Restructuring and Section 7.02(d)). For clarity, no license is being granted by the Company or the Company Subsidiaries in connection with any Intellectual Property or Technology assigned pursuant to Section 7.02(d) herein that is exclusively used in the Business.

(iii) Notwithstanding the Assignment provision in Section 12.01 below, Seller and its subsidiaries (other than the Company and the Company Subsidiaries), on the one hand, or Purchaser, the Company and the Company Subsidiaries, on the other hand, as the case may be, may (a) assign the license set forth in Section 7.02(c)(i) or Section 7.02(c)(ii), respectively, in whole or in part to any Affiliate, or in connection with a merger, consolidation, or sale of all, or substantially all, of any of the businesses or any material portion of the assets to which this license relates (including to the purchaser of any site), so long as: (x) the assigning party provides the other party with prompt written notice of such transaction; and (y) the assignment shall be expressly limited to the business in which the assignor was engaged at the time of the assignment, provided that no such assignment pursuant to this Section 7.02(c)(iii) shall relieve the assigning party of its obligations hereunder and (b) assume this license in bankruptcy. In the event of a permitted assignment hereunder, the license granted herein shall bind the parties and their respective successors and assigns.

(iv) Seller and its subsidiaries (other than the Company and the Company Subsidiaries), on the one hand, or the Company and the Company Subsidiaries, on the other hand, as the case may be, may sublicense the license set forth in Section 7.02(c)(i) or Section 7.02(c)(ii), as applicable, to (a) its and their vendors, consultants, contractors and suppliers, in connection with their providing services to Seller or its subsidiaries, or to Purchaser, the Company or the Company Subsidiaries, as applicable; (b) its and their distributors, customers and end-users, in connection with the distribution, licensing, offering and sale of the current and future products and services of Seller or its subsidiaries, or Purchaser, the Company or the Company Subsidiaries, as applicable.

(v) All rights not expressly granted by a party hereunder are reserved to such party. Each party acknowledges and agrees that: (i) except as provided in the Transition Services Agreement, the other party has no delivery, assistance, training, maintenance, support or related obligations hereunder with respect to any Intellectual Property or Technology licensed hereunder; and (ii) the licenses granted in Section 7.02(c)(i) or Section 7.02(c)(ii) do not include any Intellectual Property or Technology created, invented, developed or acquired by either party after the Closing, but include any patents, continuations, divisions and foreign counterparts that issue after the Closing, solely to the extent they arise from patents and patent applications that existed as of the Closing.

(d) Prior to the Closing, Seller shall, and shall cause its subsidiaries (other than the Company and the Company Subsidiaries) to, execute and deliver, and take all actions necessary to assign, transfer and convey in the name of the Company or a Company Subsidiary all of Seller’s or such subsidiaries’ right, title and interest in the Intellectual Property and Technology set forth on Section 7.02(d) of the Seller Disclosure Schedule.

SECTION 7.03. Securities Act. Purchaser shall not offer to sell or otherwise dispose of the Shares in violation of any of the registration requirements of the Securities Act of 1933, as amended.

SECTION 7.04. Directors and Officers. (a) Purchaser acknowledges and agrees that neither it nor any of its Affiliates shall make any claim against, or seek any indemnification from, any present or former director or officer of Company or any Company Subsidiary with respect to the execution of their duties up to the termination of their appointment or under, in connection with, arising out of, resulting from or in any way related to the Acquisition, this Agreement, the Other Transaction Documents or any other matter contemplated hereby or thereby, or the process leading up to the Acquisition or the execution and delivery of this Agreement, or the Other Transaction Documents, or otherwise.

(b) Purchaser agrees that all rights to indemnification or exculpation now existing in favor of the directors and officers of Company and each Company Subsidiary, as provided in the Company’s or such Company Subsidiary’s Governing Documents with respect to any matters occurring prior to the Effective Time, shall survive the Acquisition and shall continue in full force and effect. Purchaser shall not, and shall cause its Affiliates not to, amend, restate, repeal or otherwise modify the indemnification and liability limitation or exculpation provisions of the Company’s or any Company Subsidiary’s Governing Documents after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, as of the date hereof and prior to the Effective Time, were directors or officers of the Company or any Company Subsidiary, unless such amendment, restatement, repeal or modification is required by applicable Law.

(c) If Purchaser, the Company or any Company Subsidiary (i) shall consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successor and assigns of Purchaser, the Company or such Company Subsidiary, as the case may be, shall assume all of the obligations of this Section 7.04.

(d) The parties hereby acknowledge and agree that from and after the Closing each of the present and former directors and officers of the Company or any Company Subsidiary shall be an express third party beneficiary of this Section 7.04.

SECTION 7.05. Financing. (a) Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letter, and shall not permit without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed, any amendment or modification to be made to, or any waiver of any provision under, the Debt Commitment Letter if such amendment, modification or waiver (i) reduces (or could have the effect of reducing) the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount unless (A) the Debt Financing is increased by a corresponding amount and (B) after giving effect to any of the transactions referred to in clause (A) above, the representation and warranty set forth in Section 6.06 shall be true) or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Debt Financing or otherwise expands, amends or modifies any other provision of the Debt Commitment Letter in a manner that would reasonably be expected to (A) prevent or make less likely or materially delay the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the date of the Closing or (B) adversely impact the ability of Purchaser to enforce its rights against other parties to the Debt Commitment Letter (provided that, subject to compliance with the other provisions of this Section 7.05, Purchaser may amend the Debt Commitment Letter to add additional lenders, arrangers, bookrunners and agents). Purchaser shall promptly deliver to Seller copies of any such amendment, modification or replacement.

(b) Purchaser shall use its reasonable best efforts to (i) maintain in full force and effect the Debt Commitment Letter, (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Commitment Letter or on other terms no less favorable to Seller (including with respect to the conditionality thereof), (iii) comply with its obligations under the Debt Commitment Letter and the definitive agreements with respect thereto, and (iv) satisfy on a timely basis all conditions to funding in the Debt Commitment Letter and such definitive agreements thereto and to consummate the Debt Financing at or prior to the Closing Date, including using its reasonable best efforts (including through litigation pursued in good faith) to cause the lenders and the other persons committing to fund the Debt Financing to fund the Debt Financing at the Closing and (v) to enforce its rights (including, with respect to Debt Financing sources, through litigation pursued in good faith) under the Debt Commitment Letter. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Purchaser shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the Acquisition and to the extent possible with other terms no less favorable to Purchaser, taken as a whole, than the terms and conditions set forth in the Debt Commitment Letter, as promptly as practicable following the occurrence of such event but no later than the final day of the Outside Date. Notwithstanding anything in this Agreement to the contrary, any Debt Commitment Letter relating to the Debt Financing may be superseded at the option of Purchaser after the date hereof but prior to the Closing by new debt financing commitments (the “New Financing Commitments”) which replace existing debt financing commitments contained in the Debt Commitment Letter; provided, that the terms of the New Financing Commitments shall not (x) reduce (or could have the effect of reducing) the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount unless (A) the Debt Financing is increased by a corresponding amount and (B) after giving effect to any of the transactions referred to in clause (A) above, the representation and warranty set forth in Section 6.06 shall be true), (y) impose new or additional conditions or adversely amend or expand the conditions to the availability of the Debt Financing at the Closing in any respect, or (z) include other changes that would make the consummation of the Debt Financing less likely or materially delay the consummation of the Debt Financing or adversely impact the ability of Purchaser to enforce its rights against other parties to the Debt Commitment Letter. In such event, the term “Debt Commitment Letter” as used herein shall be deemed to include the commitment letters relating to the New Financing Commitments.

(c) Purchaser shall give Seller prompt notice of any material breach by any party to the Debt Commitment Letter of which Purchaser becomes aware, or any termination of the commitments thereunder of which Purchaser becomes aware. Without limiting the generality of the foregoing, Purchaser shall give Seller prompt notice (A) of any breach or default by any party to the Debt Commitment Letter or definitive agreements related to the Debt Financing of which Purchaser becomes aware, (B) of the receipt of (x) any written notice or (y) other written communication, in each case from any Debt Financing source with respect to any (1) material breach, default, termination or repudiation by any party to the Debt Commitment Letter or definitive agreements related to the Debt Financing or (2) material dispute or disagreement between or among any parties to the Debt Commitment Letter or definitive agreements related to the Debt Financing with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing and (C) if at any time for any reason Purchaser believes in good faith that there is a material possibility that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions, in the manner or from the sources contemplated by the Debt Commitment Letter or definitive agreements related to the Debt Financing. As promptly as reasonably practicable, but in any event within two Business Days of the date Seller delivers to Purchaser a written request therefor, Purchaser shall provide any information reasonably requested by Seller relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence. Purchaser shall keep Seller informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing and provide to Seller copies of all executed material definitive documents related to the Debt Financing.

(d) Purchaser acknowledges and agrees that the obtaining of the Debt Financing, or any alternative financing, is not a condition to the Closing.

SECTION 7.06. IT Matters.

(a) Prior to Closing, Seller shall, and shall cause its Affiliates to, at Seller’s sole expense, use commercially reasonable efforts to separate logically the Enterprise Resource Planning (“ERP”) and Customer Relationship Management (“CRM,” and together with ERP, the “IT Systems”) of the Seller and its Affiliates (other than the Company and the Company Subsidiaries) from the IT Systems of the Company and the Company Subsidiaries, in such a manner that allows the Business to transition to a stand-alone IT System (the “IT Systems Separation”). Seller shall provide Purchaser with regular updates (not less frequently than weekly) on the status of the above separation, and Purchaser shall be allowed to test and validate that the separation has been completed to Purchaser’s reasonable satisfaction; provided that such testing and validation shall not unreasonably interfere with the businesses of Seller and its Subsidiaries or with Seller’s efforts to comply with the first sentence of this Section 7.06(a). To the extent that the IT Systems Separation is not completed by the Closing, Seller shall continue to effect the IT Systems Separation after the Closing pursuant to the terms of the Transition Services Agreement; provided that any expenses derived from the IT Systems Separation shall be treated as “set up charges” under the Transition Services Agreement and shall be the responsibility of the Providing Party (as defined in the Transition Services Agreement).

(b) Seller acknowledges and agrees that, except as set forth in Section 7.06(b) of the Seller Disclosure Schedule, it will use commercially reasonable efforts to, and will pay all expenses (other than ongoing maintenance and support fees, costs or expenses incurred by the Business after the Closing) related to, causing the Company or a Company Subsidiary to be party as of Closing to all software licenses or related information technology agreements used by the Company and the Company Subsidiaries to conduct their business as of the date hereof, including those agreements to be assigned to Seller under the Restructuring Agreement (the “IT Agreements”). To the extent that as of Closing the Company or a Company Subsidiary is not party to all the IT Agreements, Seller shall continue to effect the transfer, modification or other necessary action in respect of the IT Agreements to the Company or a Company Subsidiary after the Closing (provided that such actions shall be effected not later than 45 days after Closing, and provided that nothing herein shall limit Seller’s obligations under the Transition Services Agreement). To the extent that, on or after the Closing, the Seller or any of its Affiliates retain any rights or obligations under any of the IT Agreements, Seller shall be responsible for any fees, relicenses, penalties, costs or expenses that relate to Seller or its Affiliates retaining such rights or obligations, but Seller shall not be required to pay any expenses derived from any additional seats or licenses requested by Purchaser after the Closing under the IT Agreements.

(c) Seller shall, and shall cause its Affiliates to, prior to Closing, take all actions necessary to (i) assign, transfer and convey in the name of the Company or a Company Subsidiary all hardware (including computers and servers, storage and networking assets) owned by the Seller or its Affiliates that is exclusively used in the Business or is Shared Hardware and (ii) physically transfer such hardware and Shared Hardware to the Company or a Company Subsidiary. For the purposes of this Section 7.06(c), “Shared Hardware” shall mean any hardware (including computers (other than individual personal computers and laptops provided to employees of Seller or its Subsidiaries that are not employees of the CTS Business) and servers, storage and networking assets) that are held in the Kansas City, Missouri IT facility and are used to support any applications that are shared between the Business and the Retained Business (other than any applications related to ERP).

(d) Seller shall (and Purchaser shall reasonably cooperate with Seller to) use commercially reasonable efforts to cause the Company or the respective Company Subsidiary prior to Closing to enter into a separate Contract (which may consist of amendments to existing Contracts) with Microsoft Licensing, GP or any of its Affiliates (“MSFT”) in respect of the MSFT software that transfers to the Company and the Company Subsidiaries rights to use the MSFT software substantially in the same manner as such MSFT software has been used by the Company and the Company Subsidiaries prior to Closing (the “MSFT Transfer”). To the extent that as of Closing the MSFT Transfer has not been completed, Seller shall continue to (and Purchaser shall reasonably cooperate with Seller to) effect the MSFT Transfer after the Closing (provided that such transfer shall be effected not later than 45 days after Closing). Seller shall be responsible for any fees, relicenses, penalties, costs or expenses incurred by the Company that relate to the MSFT Transfer (but not any ongoing maintenance and support fees, costs or expenses incurred by the Business after the Closing). The Parties agree that the Company or a Company Subsidiary will, as of the Closing, retain the rights under the agreement entered into with Oracle America, Inc. or any of its Affiliates (“Oracle”) in respect of the Oracle database, and the parties will use commercially reasonable efforts and cooperate with each other and Oracle to, at Seller’s expense, transfer to Seller and its Affiliates the licenses under the Oracle database exclusively used by Seller and its Affiliates in the Retained Business prior to the Closing Date.

ARTICLE VIII

Mutual Covenants

SECTION 8.01. Reasonable Best Efforts. Subject to the terms and conditions set forth in this Agreement (including the provisions set forth in Sections 8.02 and 8.03), each of Seller and Purchaser shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable to consummate, as promptly as reasonably practicable, the Acquisition, the Restructuring and the other transactions contemplated by this Agreement, including using reasonable best efforts to (i) take all acts necessary to cause the conditions to the Closing to be satisfied as promptly as reasonably practicable, (ii) obtain all necessary Consents of, and actions or nonactions by, any Governmental Entity and make all necessary Filings with, and notices to, any Governmental Entity and take all reasonable steps as may be necessary to avoid a suit, action, proceeding or investigation by, any Governmental Entity and (iii) execute and deliver any additional instruments necessary to consummate the Acquisition, the Restructuring and the other transactions contemplated by this Agreement. Additionally, each of Seller and Purchaser shall not, and shall not permit any of their respective Affiliates to, take any action that would, or that would reasonably be expected to, result in any of the conditions set forth in Article III not being satisfied in a timely manner.

SECTION 8.02. Antitrust Notification and Other Regulatory Filings. (a) Each of Seller and Purchaser shall, in consultation and cooperation with the other and as promptly as reasonably practicable, but in no event later than 15 business days following the execution and delivery of this Agreement, (i) file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required under the HSR Act for the transactions contemplated by this Agreement and, after such initial filing, any supplemental information requested in connection therewith pursuant to the HSR Act and (ii) file with all other non-U.S. Governmental Entities any notices and applications necessary to obtain merger control or competition Law approval for the Acquisition. Any such notices and applications, including such HSR Act notification and report form shall be in substantial compliance with the requirements of the HSR Act or other applicable non-U.S. merger control or competition Law, as the case may be. Each of Seller and Purchaser shall (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or any other such non-U.S. merger control or competition Law, (ii) give the other reasonable prior notice of any such filings, notices or applications and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, the FTC, the DOJ or any other Governmental Entity, as applicable, regarding the Acquisition, and permit the other to review and discuss in advance and consider in good faith the views of, and secure the participation of, the other in connection with any such filings, notices, applications, communications, requests or inquiries, (iii) unless prohibited by applicable Law or by the applicable Governmental Entity, (A) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any substantive conversation with any Governmental Entity in respect of the Acquisition without the other, (B) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating or attending any such meeting or engaging in any such conversation, keep such party reasonably apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement and the Acquisition, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of any

Governmental Entity’s staff, on the other hand, with respect to this Agreement and the Acquisition and (iv) comply with any inquiry or request from the FTC, the DOJ or any other Governmental Entity, as applicable, as promptly as practicable. Any such additional information shall be in substantial compliance with the requirements of the HSR Act or other applicable non-U.S. merger control or competition Law, as the case may be. Purchaser agrees not to extend directly or indirectly any waiting period under the HSR Act or any other non-U.S. merger control or competition Law or enter into any agreement with a Governmental Entity to delay or not to consummate the transactions contemplated by this Agreement, except with the prior written consent of Seller, which consent may be withheld in its sole discretion.

(b) Subject to the terms and conditions set forth in this Agreement, each of Seller and Purchaser shall use (and shall cause their respective subsidiaries to use) reasonable best efforts to (i) obtain any clearance required, (ii) resolve any objections as may be asserted by any Governmental Entity and (iii) avoid or eliminate each and every impediment, in each case, under the HSR Act and any other applicable merger control or competition Law necessary for the consummation of the Acquisition as promptly as reasonably practicable (and in any event no later than the Outside Date). Purchaser’s reasonable best efforts shall include (A) contesting and resisting any Proceeding instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any competition or antitrust Law or other such Law, (B) attempting to have repealed, rescinded or made inapplicable any Law or Injunction, and to have vacated, lifted, reversed or overturned any Injunction, that is enacted, entered, promulgated or enforced by a Governmental Entity that would make the transactions contemplated by this Agreement illegal or would otherwise prohibit or materially impair or delay the consummation of the transactions contemplated by this Agreement, (C) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses, product lines, assets or operations of the Business, and (D) conducting Purchaser’s clinical supplies business or the Business in a specified manner, or proposing and agreeing or permitting to conduct Purchaser’s clinical supplies business or the Business in a specified manner, including by agreeing to undertakings required by a Governmental Entity that it will take, or refrain from taking, any action, in each case, to the extent necessary to obtain any such clearance, resolve any such objections or avoid or eliminate any such impediments; provided, however, that (x) the obligations in clauses (C) and (D) above shall only apply to the extent any such sale, divestiture, disposition, agreement or undertaking would not, individually or in the aggregate, have a material and adverse effect on the Purchaser’s clinical trial business or on the Business (provided that the threshold for materiality shall be measured solely with respect to the Business) and (y) the effectiveness of any such action shall be conditioned upon the consummation of the Acquisition.

(c) Notwithstanding the foregoing, except as provided in clauses (C) and (D) of Section 8.02(b) above, nothing in this Agreement, including this Section 8.02 or the “reasonable best efforts” or other similar standard generally, shall require, or be construed to require, Purchaser to proffer to or agree to, or to permit Seller to proffer to or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate or agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Purchaser or its respective Affiliates or of the Business (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumberment by Seller of any of the Business’ assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by Seller to take any of the foregoing actions) or to agree to any changes (including through a licensing arrangement) or restriction on, or other impairment of Purchaser’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Purchaser’s ability, after giving effect to the Restructuring, to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Company or any Company Subsidiary.

SECTION 8.03. Post-Closing Cooperation. Each of Seller and Purchaser shall cooperate with each other, and shall cause their respective Representatives to cooperate with each other for a period of one year after the Closing to ensure the orderly transition of the Business from Seller to Purchaser and to minimize any disruption to the Business and the other respective businesses of Seller, the Company, the Company Subsidiaries and Purchaser that might result from the transactions contemplated hereby. After the Closing, upon reasonable written notice, each of Seller and Purchaser shall furnish or cause to be furnished to each other and their respective Representatives reasonable access, during normal business hours, to such information, Records (including furnishing copies thereof) and assistance (including access to personnel) relating to the Company, the Company Subsidiaries and the Business (to the extent within the control of such party) as is reasonably necessary (i) for financial reporting and accounting matters, (ii) for the preparation and filing of any Tax Returns, (iii) for other reasonable business purposes, (iv) to facilitate the investigation, litigation, settlement and final disposition of any claims, including Tax Claims or assessments, that may have been or may be made by or against Seller, Purchaser or any of their respective Affiliates or (v) in connection with any investigation by any Governmental Entity or otherwise to comply with applicable Law. The obligation to cooperate pursuant to the preceding sentence insofar as it concerns Taxes shall terminate at the time the relevant applicable statute of limitations expires (giving effect to any extension thereof). Purchaser and Seller each shall reimburse the other party for reasonable out-of-pocket costs and expenses incurred in assisting the other party or their respective Affiliates pursuant to this Section 8.03. Neither Purchaser, nor Seller shall be required by this Section 8.03 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations.

SECTION 8.04. Publicity. Seller and Purchaser agree that, from the date hereof through the Closing, no public release or announcement concerning this Agreement or the transactions contemplated hereby shall be issued by either party or its Affiliates without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any United States or non-U.S. securities exchange or listing authority based on advice of counsel, in which case the party required to make the release or announcement shall allow the other party a reasonable opportunity to comment on such release or announcement in advance of such issuance; provided that each of Seller and Purchaser may make internal announcements to their respective employees that are consistent with such party’s prior public disclosures regarding the transactions contemplated hereby and otherwise have been made in accordance with this Section 8.04. Seller and Purchaser agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form, of substance and with timing agreed upon by Seller and Purchaser.

SECTION 8.05. Tax Matters. (a) (i)The amount of any refunds of Taxes with respect to the Company and the Company Subsidiaries for any Pre-Closing Tax Period (including that portion of any Straddle Period that ends on the Closing Date determined in accordance with Section 10.03(e)) shall be for the account of Seller to the extent such Taxes are indemnified by Seller pursuant to Section 10.03(a). The amount of any other refunds of Taxes of the Company and the Company Subsidiaries shall be for the account of Purchaser. Notwithstanding the foregoing, any such refunds of Taxes shall be for the account of Purchaser to the extent such refunds are (i) attributable (determined on a marginal basis) to the carryback from a Post-Closing Tax Period of items of loss, deduction or credit, or other Tax items, of the Company or any Company Subsidiary (or any of their respective Affiliates, including Purchaser) or (ii) taken into account for purposes of determining the Closing Working Capital.

(ii) Each of Seller and Purchaser shall forward, or cause to be forwarded, to the party entitled pursuant to Section 8.05(a)(i) to receive the amount of a refund of Taxes the amount of such refund within 10 days after such refund is received, including any interest received in respect thereof from the applicable Taxing Authority.

(iii) If, subsequent to a Taxing Authority’s allowance of a refund, such Taxing Authority reduces or eliminates such allowance, any refund, plus any interest received thereon, that is forwarded or reimbursed under Section 8.05(a)(ii) shall be returned to the party that had forwarded or reimbursed such refund and interest, upon the request of such forwarding party, in an amount equal to the applicable reduction, including any interest received thereon.

(b) All Transfer Taxes that arise on the sale of the Shares by Seller under this Agreement shall be borne by Purchaser. Purchaser and Seller agree that any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable local Law for filing such Tax Returns, and such party will use its reasonable efforts to provide such Tax Returns to the other party at least ten days prior to the due date for such Tax Returns.

(c) Any VAT that arises on the sale of the Shares by Seller under this Agreement shall be borne by Purchaser to the extent such sale constitutes a taxable supply for VAT purposes and upon receipt of a valid VAT invoice.

(d) (i) Seller shall prepare on behalf of the Company all Tax Returns of the Company for all Pre-Closing Tax Periods and Straddle Periods for which Seller has an indemnity obligation pursuant to Section 10.03(a) (“Seller Prepared Tax Returns”). Seller shall deliver to Purchaser a draft of each Seller Prepared Tax Return at least 30 days prior to the date such Tax Return is required to be filed. Such Seller Prepared Tax Returns shall, unless otherwise required by Law or with the consent of Purchaser, be filed in a manner consistent with past practice and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in filing such Tax Returns; provided that, for the avoidance of doubt, Seller shall not require that the Company or any Company Subsidiary enter into any election, such that the relevant Company or Company Subsidiary assumes any liability for Tax which is primarily a liability of Seller or an Affiliate of Seller. Seller shall cause the Company or the relevant Company Subsidiary to execute and timely file, as prepared, all Seller Prepared Tax Returns that are required to be filed on or prior to the Closing Date, and Purchaser shall cause the Company or the relevant Company Subsidiary to execute and timely file, as prepared, all Seller Prepared Tax Returns that are required to be filed after the Closing Date; provided that in each case Purchaser shall deliver to Seller within 15 days after receiving a Seller Prepared Tax Return a detailed written statement describing all of its objections (if any) thereto, and Seller and Purchaser shall cooperate in good faith to resolve any such objections; provided further that in each case failure of Purchaser to so object shall constitute acceptance thereof.

(ii) Seller shall pay to Purchaser, no later than five business days prior to the due date for filing a Seller Prepared Tax Return that is required to be filed after the Closing Date, the full amount of Taxes due with respect to such Tax Return that are allocable to a Pre-Closing Tax Period, including the portion of Taxes for a Straddle Period that is allocable to a Pre-Closing Tax Period pursuant to Section 10.03(e).

(iii) Purchaser and Seller shall reasonably cooperate, and shall cause their respective Affiliates and Representatives to reasonably cooperate, in preparing and filing all Tax Returns (subject to Section 8.05(d)(i)), and in resolving all disputes and audits with respect to all taxable periods relating to Taxes and in any other matters relating to Taxes, including by maintaining and making available to each other, as reasonably needed, all Records in connection with Taxes; provided, however, that the failure to give such information and other data shall not affect the indemnification provided hereunder except to the extent the indemnifying party has been materially prejudiced as a result of such failure.

(e) Seller and Purchaser shall cooperate as soon as practicable after Closing to make an application pursuant to section 43 VATA for Glasgow and Deeside (to the extent Glasgow and Deeside have not already been removed from the VAT Group prior to the Closing Date) to be excluded from the VAT Group with effect from the Closing Date or such later date as the relevant Taxing Authority may permit. Seller shall cause Glasgow and Deeside to contribute to the Representative Member an amount equal to such proportion of any VAT for which the Representative Member is accountable as is properly attributable to supplies made by Glasgow and Deeside while it was a member of the VAT Group less such amount of deductible input Tax as is properly attributable to those supplies. The due date for payment of such contribution shall be the later of:

(i) the fifth business day after Purchaser or the Representative Member makes a demand for payment; and

(ii) the fifth business day before the last date on which the Representative Member is liable to pay for such VAT to the relevant Taxing Authority in order to avoid any related interest or penalty.

(f) Purchaser shall, to the extent permitted by law, cause the Company and each Company Subsidiary to surrender to Seller or an Affiliate of Seller (the “Claimant Company”) such Group Relief as Seller may direct in writing in respect of any accounting period of the Company or Company Subsidiary beginning before the Closing and no consideration shall be payable by the Claimant Company in respect of any claim for Group Relief made in accordance with this Section 8.05(f).

(g) Seller shall use reasonable efforts to avail itself of any available exemptions from any Transfer Taxes or fees applicable to the Acquisition, and to cooperate with Purchaser in providing any information and documentation that may be necessary to obtain such exemptions.

(h) None of Purchaser, any of Purchaser’s Affiliates, the Company or the Company Subsidiaries shall take any action (including amending any Tax Return or making any voluntary change in accounting principles or in the treatment of any item for Tax purposes) after the Closing that would materially increase Seller’s or any of its Affiliates’ liability for Taxes (including any liability of Seller to indemnify Purchaser for Taxes under this Agreement but excluding any liability for Taxes for which Seller is indemnified under Section 10.03(c)), except as required by law. Neither Seller nor any of Seller’s Affiliates shall take any action (including amending any Tax Return or making any voluntary change in accounting principles or in the treatment of any item for Tax purposes) that would materially increase Purchaser’s or any of its Affiliates’ liability for Taxes (including any liability of Purchaser to indemnify Seller for Taxes under this Agreement but excluding any liability for Taxes for which Purchaser is indemnified under Section 10.03(a) or (b)), except as required by law.

(i) For all Tax purposes, each of Purchaser, Seller and their respective Affiliates agrees to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price received by Seller for the transactions contemplated by this Agreement, unless a final determination (as defined in Section 1313 of the Code) provides otherwise.

SECTION 8.06. Record Retention. Each of Seller and Purchaser agrees that, for a period of not less than five years following the Closing Date (or such longer period as may be required by applicable Law), it shall not destroy or otherwise dispose, or permit the destruction or disposal, of any of the Records relating to the Business in its or its Affiliates’ possession; provided, however, that Records relating to the finances and

Taxes of the Company and the Company Subsidiaries (“Tax Records”) shall not be destroyed or otherwise disposed of until 60 days following the expiration of the statutes of limitations (including any extensions thereof) for the taxable period or periods to which such Tax Records relate; provided further, however, that such Tax Records may be destroyed or otherwise disposed of 60 days after the expiration of the statutes of limitations (including any extensions thereof) for the taxable period or periods to which such Tax Records relate without any restriction under this Agreement. Except as required by Law, each of Seller and Purchaser shall have the right to destroy all or part of such Records (other than Tax Records) after the fifth anniversary of the Closing Date by giving the other party 20 business days’ prior written notice of such intended disposition and by offering to deliver to such other party, at such other party’s expense, custody of such Records as it intends to destroy. In the event that, at or after the Closing, (a) any document or information relating to the Business is in or comes into the possession of Seller or any of its Affiliates, Seller shall promptly deliver such document or information to Purchaser or (b) any document or information relating to any business of Seller or any of its Affiliates (other than the Business) is in or comes into the possession of Purchaser or any of its Affiliates, Purchaser shall promptly deliver such document or information to Seller. Each of Seller and Purchaser shall cause indices of retained documents to be maintained and copied to the other party upon written request. Each of Seller or Purchaser shall allow reasonable access to retained documents upon written request of the other party within five business days.

SECTION 8.07. Intercompany Arrangements. Each of Seller and Purchaser acknowledges and agrees that except as set forth in Section 8.07 of the Seller Disclosure Schedule (collectively, the “Continuing Arrangements”) and except for arrangements under the Transaction Documents, upon the Closing, all Contracts or other arrangements (including intercompany balances) between Seller or its Affiliates (other than the Company and the Company Subsidiaries), on the one hand, and the Company and a Company Subsidiary, on the other hand, that were entered into prior to the Closing will be canceled, terminated or extinguished, as the case may be, without payment or liability.

SECTION 8.08. Agreement Not To Solicit; Limitations. (a) During the period beginning as of the date hereof and ending on the date that is 24 months after the Closing Date, Seller will not, nor will it permit its directly controlled Affiliates to, directly or indirectly, except with the prior written consent of Purchaser, solicit for employment, employ or assist any other person in employing any Employee; provided that this shall not preclude Seller or any of its Affiliates from (A) hiring any such Employee who has had his or her employment terminated by Purchaser or any of its Affiliates or (B) from making any general solicitation not specifically directed towards any such Employee; provided the Seller and its Affiliates comply with the restrictions on hiring set forth herein.

(b) During the period beginning as of the date hereof and ending on the date that is 24 months after the Closing Date, Purchaser will not, nor will it permit its directly controlled Affiliates to, directly or indirectly, except with the prior written consent of Seller, solicit for employment, employ or assist any other person in employing any of the persons listed in Section 8.08(b) of the Seller Disclosure Schedule; provided that this shall not preclude Purchaser or any of its Affiliates from (A) hiring any such employee who has had his or her employment terminated by Seller or any of its Affiliates or (B) from making any general solicitation not specifically directed towards any such person; provided the Purchaser and its controlled Affiliates comply with the restrictions on hiring set forth herein.

(c) For a period of 24 months on and after the Closing Date (the “Restricted Period”), Seller shall not, and shall cause its Subsidiaries and controlled Affiliates (each a “Restricted Party”) not to directly or indirectly engage in any business substantially similar to the Business as conducted during the twelve month period prior to the Closing or own the equity securities of, manage, operate or control, any person that engages in a business substantially similar to the Business as conducted twelve month period prior to the Closing; provided, that no Restricted Party shall be prevented from:

(i) acquiring as an investment in the ordinary course of business any securities required to be registered under the Exchange Act of any person to the extent that such acquisitions do not result in such person owning in the aggregate 5% or more of any class of such securities;

(ii) acquiring (through merger, stock purchase or sale of all or substantially all of the assets or otherwise) ownership of or any equity interest in any person, provided that the annual revenues of such person from any business that competes with the Business are not more than 10% of such person’s total annual revenues (based on the most recent full fiscal year revenues of such person); or

(iii) engaging in the PDM Business to the extent substantially all such business is conducted at the Seller’s Verona, Italy or Glasgow, Scotland facilities; provided that sales, corporate level services, executive management and similar activities shall be excluded from such geographic limitation.

SECTION 8.09. Repayment of Indebtedness. Prior to the Closing, the Company shall cause each obligee of Indebtedness to be Repaid to submit a payoff letter (or other appropriate documentation with respect to the satisfaction and cancelation of the Preferred Stock Obligations) with respect to such Indebtedness to be Repaid (including all ancillary obligations thereto (including interest, fees and prepayment premiums) for payoff as of close of business on the Closing Date. Such payoff letters will provide (i) that upon payment of the amounts specified therein by the Company and the Company Subsidiaries, as applicable, or on their behalf, all commitments related to such Indebtedness to be Repaid will be terminated, all obligations related to such Indebtedness to be Repaid (other than indemnification, expense reimbursement and other contingent obligations) will be satisfied, released and discharged and all Liens in or upon any of the assets or properties of the Company or any Company Subsidiary securing such Indebtedness to be Repaid will be satisfied, released and discharged, and (ii) for the filing of all documents necessary to effectuate, or reflect in public record, such satisfaction, release and discharge after such amounts have been paid as specified therein. On the

Closing Date, all Indebtedness to be Repaid shall be repaid by Seller instructing Purchaser to wire a portion of the Purchase Price (before adjustment pursuant to Article II to reflect the Estimated Net Funded Indebtedness) to repay such Indebtedness in accordance with the payoff letters at or immediately prior to the Effective Time. “Indebtedness to be Repaid” means all indebtedness set forth on Section 8.09 of the Seller Disclosure Schedule.

SECTION 8.10. Pre-Closing Occurrence Based Insurance. (a) From and after the Closing Date, the Company and each Company Subsidiary shall cease to be insured by Seller or its Affiliates’ insurance policies or programs of self-insurance, and shall have no access to any such insurance policies or programs of self-insurance other than as set forth in Section 8.10(b).

(b) For any claim that may be asserted against the Company or any Company Subsidiary after the Closing Date arising out of events, incidents, conduct or circumstances that occurred prior to the Closing Date (such claims, “Post-Closing Claims”), the Company and any Company Subsidiary may tender such Post-Closing Claim to Seller for submission by Seller to the applicable insurer under any of the occurrence-based insurance policies of Seller or its Affiliates issued prior to the Closing Date under which the Company or any Company Subsidiary was insured or potentially insured as of the date of the events, incidents, conduct or circumstances giving rise to such Post-Closing Claim (such policies, the “Pre-Closing Occurrence Based Policies” and each such claim a “Noticed Post-Closing Claim”) and Seller shall thereupon tender such Post-Closing Claim to the applicable insurer for coverage; provided, however, that (i) nothing herein shall diminish or affect any right of the Company or any Company Subsidiary under such Pre-Closing Occurrence Based Policies to tender any Post-Closing Claims directly to the applicable insurer should Seller fail or refuse to do so for any reason; and (ii) the Company shall have no recourse to Seller for any uninsured or uncovered amounts for such Post-Closing Claims (including any deductible or other amount for which Seller provides self-insurance), except for amounts attributable to any failure or refusal by Seller to provide timely notice of any Noticed Post-Closing Claim to the applicable insurer upon Seller’s receipt of notice of such Noticed Post-Closing Claim from the Company or any Company Subsidiary. Seller shall notify the Company of all coverage determinations made by the insurer(s) in respect of any Post-Closing Claims and, if any amounts are paid or to be paid by the insurer in respect thereof, shall request that such insurer make payment directly to the Company or applicable Company Subsidiary or shall transfer such insurance proceeds to the Company or the applicable Company Subsidiary, as the case may be, no later than ten (10) days after receipt of such insurance proceeds.

(c) Seller shall not release, commute, buy-back, or otherwise eliminate the coverage available under any Pre-Closing Occurrence Based Policy without the Company’s consent.

(d) Subject to and without modification of the foregoing Sections 8.10(a)-(c), if any Post-Closing Claim is a workers’ compensation claim alleging cumulative trauma injury, then (i) if it is finally determined by a court of law or responsible authority that the date of loss was in fact prior to the Closing Date, the Seller shall be responsible for the loss exclusively, and neither the Company nor any Company Subsidiary shall be liable for any portion of such loss; and (ii) absent a determination set forth in subsection (d)(i) hereof, Seller shall be responsible for a pro rata share of such Post-Closing Claim, with Seller’s share and the Company or Company Subsidiary’s share calculated based upon the relative periods of time that the injury transpired prior to and on and after the Closing Date.

SECTION 8.11. Litigation Support. In the event and for so long as each party hereto actively is prosecuting, contesting or defending any Proceeding by a third party in connection with (a) any transactions contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction involving the Business or the Company or any Company Subsidiary, and any of the foregoing require the other party’s cooperation due to such party’s ownership of the Business or the Company or any Company Subsidiary at a relevant time, the requested party shall, and shall cause its subsidiaries and controlled Affiliates to, cooperate reasonably with the requesting party and its counsel, at the requesting party’s expense for any out-of-pocket expenses, in the prosecution, contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be reasonably necessary in connection with the prosecution, contest or defense; provided that such support (i) does not unreasonably disrupt the normal operations of the requested party, its subsidiaries and controlled Affiliates, and their respective representatives, (ii) would not be reasonably expected to violate any attorney-client privilege of the requested party or violate any applicable Law (including antitrust Laws) and (iii) would not reasonably be expected to breach any duty of confidentiality owed to any person whether the duty arises contractually, statutorily or otherwise.

SECTION 8.12. Further Assurances. Seller and Purchaser agree that, from time to time, whether before, at or after the Closing Date, each of them will execute and deliver such further instruments of conveyance and transfer and take such other action as may be necessary to carry out the purposes and intents of this Agreement.

SECTION 8.13. Service Levels in Transition Services Agreement. Prior to the Closing, Purchaser and Seller shall use reasonable best efforts to agree on the levels of service (“Service Levels”) to be provided by each of the Company and Seller pursuant to the Transition Services Agreement. Such Service Levels shall be substantially the same as the levels of service provided for such services during the immediately preceding twelve month period.

ARTICLE IX

Employee Matters

SECTION 9.01. Continuation of Compensation and Benefits. For a period of one year from the Closing Date (or for such longer period as required by applicable Law), Purchaser shall, or shall cause its Affiliates to, provide (a) to each

Employee, to the extent employed by Purchaser or its Affiliates during such period, a base salary or wages, variable pay and incentive or bonus opportunities, in each case, no less favorable than the base salary or wages, variable pay and incentive or bonus opportunities provided to each such Employee as of the Closing and, solely in the case of base salary or wages, listed in Section 7.05(b)(ii) of Schedule B to the Restructuring Agreement and (b) to Employees in the aggregate, other employee benefits (excluding equity-based compensation) that are substantially comparable in the aggregate to those provided to such Employees by Seller or any of its Affiliates as of the date hereof and listed on Section 4.13(a) of the Seller Disclosure Schedule. Purchaser shall, or shall cause its Affiliates to, provide to each Employee, to the extent employed by Purchaser or its Affiliates during the period from the Closing Date until the first anniversary thereof, whose employment is involuntarily terminated by Purchaser or any of its Affiliates prior to the first anniversary of the Closing Date, severance and termination benefits, to the extent applicable, in an amount equal to the severance and termination benefits that would be due under the applicable severance and termination benefit plans, programs, policies, agreements or arrangements of Purchaser and its Affiliates for similarly situated employees of Purchaser and its Affiliates. Notwithstanding the foregoing, nothing contemplated by this Agreement shall be construed as requiring Purchaser or any of its Affiliates (i) to be obligated to continue the employment of any Employee for any period of time after the Closing Date or (ii) to maintain any specific employee benefit plan, arrangement or program or any employment condition.

SECTION 9.02. Service Credit. From and after the Effective Time, Purchaser and its Affiliates shall (a) recognize, for all purposes under all plans, programs and arrangements established or maintained by Purchaser or any of its Affiliates for the benefit of each Employee, employed as of the Closing, service with Seller and its Affiliates and predecessors prior to the Closing Date to the extent such service was recognized under the corresponding Company Benefit Plan or Employee Benefit Plan, including for purposes of eligibility, vesting and benefit levels and accruals; provided, however, that such service shall not be credited for purposes of benefit accrual under any defined benefit pension plan or to the extent that it would result in a duplication of benefits, (b) waive any pre-existing condition exclusion, actively-at-work requirement or waiting period under all employee health and other welfare benefit plans established or maintained by Purchaser or an Affiliate of Purchaser for the benefit of each Employee, employed as of the Closing, except to the extent such pre-existing condition, exclusion, requirement or waiting period would have applied to such Employee under the corresponding Company Benefit Plan, Employee Benefit Plan or any plan, program, agreement, arrangement or understanding that is required by applicable Law immediately prior to the Closing and (c) provide full credit for any co-payments, deductibles or similar payments credited under the corresponding Company Benefit Plan or Employee Benefit Plan with respect to each Employee prior to the Closing for the plan year in which the Closing occurs.

SECTION 9.03. WARN Act and Other Notices. Purchaser agrees to provide, or to cause its Affiliates to provide, any required notice under the Worker Adjustment and Retraining Notification Act (together with any similar Federal, state or local Law of the United States, the “WARN Act”) and to otherwise comply with the

WARN Act with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Employees (including as a result of the consummation of the transactions contemplated by this Agreement) and occurring on or within 90 days after the Closing Date. Purchaser shall assume liability for, and shall fully indemnify and hold harmless Seller and its Affiliates with respect to, any Liability incurred by Seller or any of its Affiliates pursuant to the WARN Act in connection with any Employee, employed as of the Closing Date, to the extent such liability arises from actions of Purchaser or any of its Affiliates on or after the Effective Time, including with respect to the actions described in the immediately preceding sentence. Seller agrees to provide, or to cause its Affiliates to provide, any required notice under the WARN Act and to otherwise comply with the WARN Act with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting employees of the Company or any Company Subsidiary and occurring prior to the Closing Date. Seller shall assume liability for, and shall fully indemnify and hold harmless Purchaser and its Affiliates with respect to, any Liability incurred by Purchaser or any of its Affiliates pursuant to the WARN Act or any similar applicable Law in connection with any employee of the Company or any Company Subsidiary, to the extent such liability arises from actions of Seller or any of its Affiliates prior to the Effective Time. Seller agrees, upon Purchaser’s request, to cooperate with Purchaser , or to cause its Affiliates to cooperate with Purchaser, with respect to any “plant closing” or “mass layoff” or group termination or similar event which is anticipated to occur within 90 days following the Closing Date.

SECTION 9.04. Special Non-U.S. Provisions. With respect to any Non-U.S. Employees, Purchaser’s and its Affiliates’ obligations under this Article IX shall be modified to the extent necessary to comply with applicable Laws of the foreign countries and political subdivisions thereof in which such Employees are based.

SECTION 9.05. No Third Party Beneficiaries; No Amendment. The provisions of this Article IX are solely for the benefit of the parties to this Agreement and nothing in this Article IX, express or implied, shall confer upon any current or former employee, director or independent contractor of the Business, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement. Nothing in this Article IX, express or implied, shall be construed to prevent Purchaser or any of its Affiliates from terminating or modifying to any extent or in any respect any benefit plan that Purchaser or any such Affiliate may establish or maintain. Notwithstanding any provision of this Article IX to the contrary, the terms of this Article IX are not intended to, and shall not, constitute an amendment to any employee benefit plan, program or arrangement of Seller, Purchaser or any of their respective Affiliates.

SECTION 9.06. For purposes of Sections 9.02 and 9.03, solely in the case of any CTS STD Employee (as defined in the Restructuring Agreement), all references to the Closing, the Closing Date or the Effective Time shall instead be deemed to refer to such CTS STD Employee’s Delayed Transfer Date (as defined in the Restructuring Agreement).

ARTICLE X

Indemnification

SECTION 10.01. Indemnification by Seller. (a) From and after the Closing, Seller shall indemnify, defend (or where applicable, pay the defense costs for) and hold harmless, Purchaser and its Affiliates and each of their respective officers, directors, employees, agents and representatives, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Purchaser Indemnitees”) from, against and in respect of, any and all Losses imposed on, sustained, incurred or suffered by any such Purchaser Indemnitee to the extent relating to, arising out of or resulting from:

(i) (A) any breach or inaccuracy of the representation or warranty of Seller made in Section 4.05(b), Section 4.05(d), Section 4.05(f), Section 4.05(g), Section 4.05(h), Section 4.14(a) or Section 4.18, as of the Closing with the same effect as though made as of such time or (B) any breach or inaccuracy of any representation or warranty of Seller made in this Agreement (other than those listed in the preceding clause (A)), as of the Closing with the same effect as though made as of such time, except to the extent such representation or warranty is expressly made as of a specific date (in which case such representation or warranty shall be true and correct as of such date), disregarding for such purpose in the case of this clause (B) any limitations or qualifications as to “materiality”, “Material Adverse Effect”, “material” or similar materiality qualification set forth therein; and

(ii) any breach of (A) any covenant or agreement of Seller or any of its Subsidiaries contained in this Agreement requiring performance at or prior to Closing or (B) any covenant or agreement of Seller or any of its Subsidiaries contained in this Agreement requiring performance after Closing; and

(iii) any Excluded Liability.

provided, however, that this Section 10.01 shall not provide for any indemnification arising out of or relating to Taxes (which are the subject of Section 10.03).

(b) Notwithstanding the foregoing, Seller shall not be required to indemnify any Purchaser Indemnitee and Seller shall not have any liability:

(i) under Section 10.01(a)(i), unless the aggregate of all Losses for which Seller would be liable, but for this clause (i), exceeds on a cumulative basis an amount equal to $4,500,000, and then only to the extent of any such excess; provided that this clause (i) shall not apply to any claim for indemnification to the extent arising out of a breach or inaccuracy of the representations set forth in Sections 4.01 (Organization, Standing and Authority; Execution and Delivery; Enforceability), 4.03 (Shares) and 12.09 (Fees) (such representations, the “Seller Fundamental Representations”);

(ii) under Section 10.01(a)(i) for any individual item (or series of items arising out of substantially similar facts and circumstances) where the Loss relating thereto is less than $50,000 and such items shall not be aggregated for purposes of the foregoing clause (i) of this Section 10.01(b); provided that this clause (ii) shall not apply to any claim for indemnification to the extent arising out of a breach or inaccuracy of the Seller Fundamental Representations;

(iii) (A) under Section 10.01(a)(i) in excess of the Escrow Amount; provided, however, that this clause (iii)(A) shall not apply to any claim for indemnification to the extent arising out of a breach of the Seller Fundamental Representations and (B) under Section 10.01(a)(i) (including to the extent arising out of a breach of the Seller Fundamental Representations) in excess of $410,000,000; and

(iv) under Section 10.01(a)(i) for any Losses arising out of a breach of the representations and warranties contained in Section 4.16, to the extent such Losses (A) are incurred by Purchaser for any Owned Property or Leased Property and exceed the minimum costs reasonably necessary to comply with applicable Environmental Laws, (B) arise at any Owned Property or Leased Property as a result of any site closure, cessation of operations, or change in site use to any use substantially dissimilar to the use of such real property at the Closing (such as, for example, from industrial to commercial or residential use), in each case by or on behalf of Purchaser or any person acquiring such real property from Purchaser or the Company or any Company Subsidiary after the Closing, or (C) arise as a result of any environmental investigation, testing or sampling at, on or under any Owned Property or Leased Property after the Closing by or on behalf of Purchaser or any person acquiring such real property from Purchaser or the Company or any Company Subsidiary after the Closing, except to the extent undertaken (i) pursuant to any obligation under any consent decree, consent order or other specific requirement by or with any Governmental Entity; (ii) to respond to an imminent and substantial endangerment to the environment or human health; (iii) in connection with any requirement arising out of the decommissioning at the Kansas City, Missouri facility of the existing or any previous Environmental Permit issued by the Nuclear Regulatory Commission or any predecessor; or (iv) as required under any Environmental Law in connection with any repair or maintenance activity reasonably undertaken in connection with the operation of the Business, or any expansion of the physical facilities of the Business (provided that with respect to any such expansion, any such investigation, testing or sampling is undertaken in consultation with, and subject to the approval of, Seller, such approval not to be unreasonably withheld, conditioned or delayed).

SECTION 10.02. Indemnification by Purchaser. (a) From and after the Closing, Purchaser shall indemnify, defend (or where applicable, pay the defense costs for and hold harmless, Purchaser and its Affiliates (other than the Company and the Company Subsidiaries) and each of their respective officers, directors, employees, agents and representatives, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Seller Indemnitees”) against, and hold them harmless from, any Loss suffered or incurred by any such Seller Indemnitee to the extent relating to, arising out of or resulting from:

(i) any breach or inaccuracy of any representation or warranty of Purchaser made in this Agreement, as of the Closing with the same effect as though made as of such time, except to the extent such representation or warranty is expressly made as of a specific date (in which case such representation or warranty shall be true and correct as of such date), disregarding any limitations or qualifications as to “materiality”, “Material Adverse Effect”, “material” or similar materiality qualification set forth therein; and

(ii) any breach of any covenant or agreement of Purchaser contained in this Agreement.

provided, however, that this Section 10.02 shall not provide for any indemnification arising out of or relating to Taxes (which are the subject of Section 10.03).

(b) Notwithstanding the foregoing, Purchaser shall not be required to indemnify any Seller Indemnitee and Purchaser shall not have any liability:

(i) under Section 10.02(a)(i) unless the aggregate of all Losses for which Purchaser would be liable, but for this clause (i), exceeds on a cumulative basis an amount equal to $4,500,000, and then only to the extent of any such excess;

(ii) under Section 10.02(a)(i) for any individual item (or series of items arising out of substantially similar facts and circumstances) where the Loss relating thereto is less than $50,000 and such items shall not be aggregated for purposes of the foregoing clause (i) of this Section 10.02(b);

(iii) under Section 10.02(a)(i) in excess of $25,000,000; and

(iv) under Section 10.02(a)(i) or Section 10.02(a)(ii) to the extent Purchaser’s indemnity obligation otherwise arises as a result of (A) any action taken or omitted to be taken by Seller or any of its Affiliates or (B) any breach by Seller of a representation or warranty or covenant under any Transaction Document.

SECTION 10.03. Tax Indemnification. (a) From and after the Closing, Seller shall indemnify the Purchaser Indemnitees against, and hold them harmless from, without duplication, Losses in respect of: (i) any Taxes of the Company or any Company Subsidiary for Pre-Closing Tax Periods and the portion of any Straddle Period that ends on the Closing Date, (ii) any and all liability (as a result of Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law or any provision of foreign Law relating to secondary Tax liabilities or otherwise) for Taxes of Seller or any other person (other than the Company or any Company Subsidiary) which is or has ever been affiliated with the Company or any Company Subsidiary or with whom the Company or any Company Subsidiary otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined, unitary or aggregate Tax

Return, prior to the Closing Date, (iii) any breach of any covenant or agreement of Seller set forth in Section 5.02(b)(xvi) or Section 8.05, (iv) without duplication any Taxes incurred from the Restructuring that arise (1) on or prior to the Closing Date and (2) after the Closing Date to the extent such Taxes result directly from actions taken pursuant to the Restructuring Agreement (for the avoidance of doubt, any collateral tax consequences, e.g., use of net operating losses, resulting from the Restructuring are excluded from the indemnity obligation pursuant to this Section 10.03(a)), (v) any payments required to be made after the Closing Date under any Tax sharing, Tax indemnity, Tax allocation or similar contracts (whether or not written) to which the Company or any Company Subsidiaries was obligated, or was a party, on or prior to the Closing Date, (vi) all liability for Taxes (other than Taxes described in Section 8.05(b) and (c)) arising (directly or indirectly) as a result of the sale of the Shares or the other transactions contemplated hereby (including, without limitation, any Taxes arising as a result of the recognition by Seller, Company or any Company Subsidiary of any “deferred intercompany gain” or “excess loss account”) and (vii) all liability for Taxes (determined without regard to any deductions, credits, losses or other tax attributes of Purchaser or its Affiliates) attributable to any deemed royalty income under Section 367(d) (or any other applicable provision) of the Code from the transfer of intangible property by Aptuit, Inc. to Aptuit (Wales) Limited in September 2009 (“Covered Taxes”), but only to the extent such liability exceeds the aggregate net Tax benefit actually realized by Purchaser and its Affiliates after Closing from any net operating loss carryforwards or tax credits of the Company as of the Closing (as may be adjusted by any taxing authority, “Pre-Closing Tax Attributes”); provided that Purchaser shall use (or cause its Affiliates after Closing to use) any Pre-Closing Tax Attributes before using (or causing its Affiliates after Closing to use) any other tax attributes, to the extent permissible under applicable Tax Law; provided further that, in each case, Seller shall not indemnify any Purchaser Indemnitee under this Section 10.03 to the extent that the Tax Liability is reflected in Closing Working Capital or would not have arisen but for (x) an action or omission carried out or effected on the Closing Date after Closing by Purchaser or any of its Affiliates, other than any such action or omission carried out (A) in the ordinary course of business of Purchaser or its Affiliates, (B) in order to comply with any applicable Law or as contemplated by this Agreement, (C) taking place with the written approval of Seller or (D) pursuant to a legally binding obligation of the Company or a Company Subsidiary entered into on or prior to Closing or (y) a change in Law or GAAP after the Closing. For the purposes of this Section 10.03(a) other than clause (vii), a Loss shall include a Purchaser Indemnitee’s use of any Tax benefit that arises in a Post-Closing Tax Period to reduce any Tax described in this Section 10.03(a). Notwithstanding clause (vii) of this Section 10.03(a), until either (x) the Adjusted Pre-Closing Tax Attributes have been reduced to zero or (y) the aggregate amount of Covered Taxes realized exceeds the aggregate net Tax benefit that would be realized by Purchaser and its Affiliates in respect of the Pre-Closing Tax Attributes if all Pre-Closing Tax Attributes had been actually utilized, no payment shall be due pursuant to clause (vii) to the extent such Covered Taxes are offset by deductions, credits, losses or other tax attributes of Purchaser or its Affiliates; provided that if this sentence would apply but for the application of clause (x) or (y) hereof, the amount of Covered Taxes indemnifiable pursuant to clause (vii) shall be further reduced by the aggregate net Tax benefit that would be realized by Purchaser and its Affiliates in respect of the Pre-Closing Tax Attributes if all Adjusted Pre-Closing Tax Attributes were actually utilized.

(b) To the extent not previously indemnified pursuant to clause (vii) of Section 10.03(a), ten (10) Business Days prior to the Tax Guaranty Expiration Date, the Seller shall make a payment to the Purchaser equal to all liability for Covered Taxes through such date but only to the extent such liability exceeds (i) the aggregate net Tax benefit actually realized by Purchaser and its Affiliates after Closing from any Pre-Closing Tax Attributes and (ii) the aggregate net Tax benefit that would be realized by Purchaser and its Affiliates if the Adjusted Pre-Closing Tax Attributes had been actually utilized as of such date.

(c) From and after the Closing, Purchaser shall indemnify the Seller Indemnitees against, and hold them harmless from, without duplication: (i) any Taxes for Post-Closing Tax Periods (A) imposed on the Company or any Company Subsidiary or (B) for which the Company or any Company Subsidiary is liable pursuant to Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law and (ii) any Taxes that arise solely as a result of the breach of any covenant, undertaking or other agreement of Purchaser contained in Section 8.05.

(d) Any indemnity payment to be made under this Section 10.03 shall be paid within 30 days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than five (5) business days prior to the date on which the relevant Taxes (including any estimated Tax payments) are required to be paid to the relevant Taxing Authority.

(e) Any Taxes, deductions or credits for a Straddle Period shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period on a closing of the books basis (subject to any overriding allocation required in the United Kingdom by Law), except that in the case of Taxes, deductions or credits determined on a periodic basis, the amount of Tax, deduction or credit shall be allocated on a daily pro rata basis.

(f) The indemnification obligations set forth in Section 10.03 shall survive the Closing until 30 days after the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof) with respect to Taxes imposed by any Taxing Authority; provided that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the person to be indemnified or a related party thereto, or any person on behalf of such indemnified person or related party, shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) to the indemnifying party.

SECTION 10.04. Limitations on Liability; Cooperation. (a) Notwithstanding any provision herein, neither Seller nor Purchaser shall in any event be liable to the other party or its Affiliates, officers, directors, employees, agents or representatives on account of any indemnity obligation set forth in Section 10.01 or

Section 10.02 for any indirect, consequential, special, incidental or punitive damages (including lost profits, loss of use, damage to goodwill or loss of business); provided, in each case, that such limitation shall not limit recovery (x) for any direct damages, (y) for diminution in the value of any asset of the Business, as of immediately prior to Closing (before giving effect to the Acquisition but after giving effect to the Restructuring), to the extent relating to, arising out of or resulting from the item giving rise to the applicable indemnity obligation or (z) to the extent arising from payments made to a claimant in a Third Party Claim.

(b) Purchaser and Seller shall cooperate with each other with respect to resolving any Losses or Liabilities with respect to which either party is obligated to indemnify the other party hereunder, including (i) by making reasonable efforts to mitigate or resolve any such Losses or Liabilities and (ii) by filing claims, and seeking to recover available amounts, under applicable insurance policies.

(c) Each of Purchaser and Seller further acknowledges and agrees that, from and after the Closing, its and its Affiliates’ sole and exclusive remedy with respect to any and all claims relating to any Transaction Document, the Acquisition or any other transactions contemplated by any Transaction Document, the Business, the Company and the Company Subsidiaries, including under any Law (other than pursuant to Section 12.11, claims with respect to or relating to the Restructuring to the extent the subject of Article V or Section 7.10 of the Restructuring Agreement, claims with respect to the Transition Services Agreement or the Escrow Agreement, and other than claims of, or causes of action arising from, fraud) or Environmental Law (including CERCLA or any similar state law), shall be pursuant to the indemnification provisions set forth in this Article X. In furtherance of the foregoing, each of Purchaser, on the one hand, and Seller, on the other hand, hereby waives, on behalf of itself and each of its Affiliates, from and after the Closing, to the fullest extent permitted under applicable Law or Environmental Law (including CERCLA or any similar state law), any and all rights, claims and causes of action (other than pursuant to Section 12.11, claims with respect to or relating to the Restructuring to the extent the subject of Article V or Section 7.10 of the Restructuring Agreement, claims with respect to the Transition Services Agreement or the Escrow Agreement, and other than claims of, or causes of action arising from, fraud) for damages it or any of its Affiliates may have against Seller (in the case of Purchaser) or Purchaser (in the case of Seller) or any of their respective Affiliates arising under or based upon any Transaction Document, the Acquisition or any other transactions contemplated by any Transaction Document, the Business, the Company or the Company Subsidiaries or any Law or Environmental Law (including CERCLA or any similar state law), except pursuant to the indemnification provisions set forth in this Article X.

SECTION 10.05. Calculation of Losses. (a) For the purposes of the indemnification provisions set forth in this Article X, any Losses or amounts otherwise payable hereunder (including amounts relating to Taxes pursuant to Section 10.03) shall be (a) determined on the basis of the net effect after giving effect to any cash payments, setoffs or recoupment (and any costs and expenses incurred in securing such cash payment, setoff or recoupment), in each case, actually received or, in the case of setoffs, retained by the indemnified party (including any amounts recovered by the indemnified party under insurance policies net of the net present value of any reasonably expected increases in premiums associated with such policies as the proximate result of such recovery to the extent such increased premiums will be paid by the indemnified party or its Affiliates) as a result of any event giving rise to a claim for such indemnification and (b) reduced to take account of any net Tax benefit actually realized by the indemnified party arising from the incurrence or payment of any such Loss and increased by the amount of any Tax detriment resulting from such indemnification claim (an indemnified party shall be deemed to have “actually realized” a net Tax benefit to the extent that, and at such time as, the amount of Taxes payable by such indemnified party is reduced below the amount of Taxes that such indemnified party would be required to pay but for the receipt of the indemnity payment or the incurrence or payment of such Loss).

(b) For purposes of the indemnification under Section 10.01(a), Seller shall not be liable to the extent of any Losses that are proximately caused as result of (A) any action taken or omitted to be taken by Purchaser or any of its Affiliates or (B) any breach by Purchaser or any of its Affiliates of a representation or warranty or covenant under any Transaction Document (it being understood that, in each case, the calculation of Losses shall not be affected or otherwise limited by any such act or omission that results in the discovery, identification or manifestation of the physical or factual conditions from which such Losses arise that does not exacerbate the underlying conditions or factual circumstances from which such Losses arose, provided that the language in this parenthetical shall be disregarded to the extent such language would otherwise reasonably be read to limit the provisions of Section 10.01(b)(iv) of this Agreement ). The calculation of any Losses under this Article X shall take into account the amount by which such matter was reflected in the calculation of the adjustment to the Purchase Price, if any, pursuant to Section 2.02 or in any other Losses that such party or any of its Affiliates were indemnified for pursuant to this Article X or Article V of the Restructuring Agreement. The calculation of any Losses payable to an indemnified party under this Article X relating to, arising out of or resulting from a guarantee, Non-CTS Liability or other similar indirect or contingent Liability also shall take into account whether or not payment of such Liability has been demanded and is due from the indemnified party; provided that for the avoidance of doubt the reimbursement of defense costs and other similar Losses relating to, arising out of or resulting from such Liability shall not be delayed in any way by this sentence.

SECTION 10.06. Termination of Indemnification. (a) The obligations to indemnify and hold harmless a party hereto pursuant to (i) Sections 10.01(a)(i) and 10.02(a)(i) shall terminate when the applicable representation or warranty terminates pursuant to Section 10.06(b), (ii) Section 10.01(a)(ii)(A) shall terminate at the close of business on the 18 month anniversary of the Closing Date and (iii) the other clauses of Sections 10.01 and 10.02 shall not terminate; provided that, as to clauses (i) and (ii) of this sentence, such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the person to be indemnified or a related party thereto, or any person on behalf of such indemnified person or related party, shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) to the indemnifying party.

(b) The representations and warranties contained in this Agreement shall survive the Closing solely for purposes of Sections 10.01 and 10.02 and shall terminate at the close of business on the 18 month anniversary of the Closing Date; provided that the Seller Fundamental Representations shall survive indefinitely, the representations and warranties in Section 4.16(g) shall terminate at the Closing, and the representations and warranties in paragraphs (a) through (f) of Section 4.16 shall terminate at the close of business on the three year anniversary of the Closing Date.

SECTION 10.07. Procedures Relating to Indemnification for Third Party Claims. (a) If a party intends to seek indemnification (the “indemnified party”) with respect to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any person not a party, or an Affiliate of a party, to this Agreement against such indemnified party (a “Third Party Claim”), such indemnified party must notify the party responsible for such indemnification (the “indemnifying party”) in writing, and in reasonable detail, of the Third Party Claim within 20 business days after receipt by such indemnified party of written notice of the Third Party Claim; provided that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been materially and actually prejudiced as a result of such failure (except that the indemnifying party shall not be liable for any defense expenses incurred during the period in which such indemnified party failed to give such notice as required above). Thereafter, such indemnified party shall deliver to the indemnifying party, promptly after such indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by such indemnified party relating to the Third Party Claim.

(b) If a Third Party Claim is made against any indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party; provided that such counsel is not reasonably objected to by such indemnified party. Should the indemnifying party so elect to assume the defense of a Third Party Claim, the indemnifying party shall not be liable to any indemnified party for legal expenses subsequently incurred by such indemnified party in connection with the defense thereof. If the indemnifying party assumes such defense, each indemnified party shall have the right to participate in the defense thereof and to employ counsel (not to be unreasonably objected to by the indemnifying party), at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. The indemnifying party shall be liable for the fees and expenses of counsel employed by any indemnified party for any period during which the indemnifying party has not assumed the defense of a Third Party Claim (other than during the period prior to the time the indemnified party failed to give notice of such Third Party Claim as required by Section 10.07(a) as provided above).

(c) If the indemnifying party so elects to defend or prosecute any Third Party Claim, all of the indemnified parties shall cooperate with the indemnifying party in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of Records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the indemnifying party assumes the defense of a Third Party Claim, the indemnifying party may enter into, and the indemnified party shall consent to, any settlement, compromise or discharge of a Third Party Claim that by its terms (i) obligates the indemnifying party to pay the full amount of the Liability in connection with such Third Party Claim, (ii) unconditionally releases such indemnified party completely in connection with such Third Party Claim, (iii) does not require an express admission of wrongdoing by the indemnified party and (iv) does not provide for injunctive or other non-monetary relief affecting the indemnified party in any way.

(d) Notwithstanding the foregoing provisions of this Section 10.07, the indemnifying party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by any indemnified party in defending such Third Party Claim) if (i) such indemnifying party has not acknowledged in writing its obligation to indemnify the indemnified party in accordance with this Article X against any Losses that may result from such Third Party Claim, (ii) such indemnified party shall have reasonably determined in good faith, after conferring with its outside counsel, that an actual or a potential conflict of interest relating to the indemnifying party makes representation by the indemnifying party’s counsel inappropriate, (iii) such Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against such indemnified party that the indemnified party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages or (iv) such Third Party Claim alleges criminal conduct or involves criminal penalties with respect to such indemnified party or its Affiliates.

(e) Whether or not the indemnifying party shall have assumed the defense of a Third Party Claim, no indemnified party shall admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided that such indemnified party shall not enter into, and the indemnifying party shall not be required to consent to the entry into, any settlement, compromise or discharge that (i) requires an express admission of wrongdoing by the indemnifying party or (ii) provides for injunctive or other non-monetary relief affecting the indemnifying party in any way.

(f) If the indemnifying party elects not to defend the indemnified party against a Third Party Claim, the indemnified party shall have the right but not the obligation to assume its own defense and prosecute, appeal, negotiate, resolve, settle, compromise, arbitrate or otherwise pursue such Third Party Claim, in whole or in part, at its sole cost and expense (or, if the matter in question is one for which the indemnified party is entitled to indemnification pursuant to this Article X, at the expense of the indemnifying party); provided that (i) in taking any action with respect to such Third Party Claim, the indemnified party shall act reasonably and in good faith, (ii) the indemnifying party shall have the right to participate in the defense of such Third Party Claim at its sole cost and expense, but the indemnified party shall control such defense, and (iii) the indemnifying party shall not be obligated to indemnify the indemnified party hereunder for any settlement entered into or any judgment that was consented to without the indemnifying party’s prior written consent; provided that the indemnifying party shall not unreasonably withhold such consent; it being understood that the indemnified party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim.

(g) The indemnifying and indemnified party shall use reasonable best efforts to avoid production of confidential information (consistent with Law), and to cause all communications among employees, counsel and other representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(h) Nothing in this Section 10.07 shall be construed to apply to procedures relating to indemnification of Tax Claims, which are exclusively governed by Section 10.09.

SECTION 10.08. Procedures Related to Indemnification for Other Claims. In the event any indemnified party should have a claim against any indemnifying party under Section 10.01 or 10.02 that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall deliver notice of such claim to the indemnifying party promptly after obtaining knowledge of such claim. The failure by such indemnified party so to notify such indemnifying party shall not relieve such indemnifying party from any liability which it may have to such indemnified party under Section 10.01 or 10.02, except to the extent that such indemnifying party demonstrates that it has been materially and actually prejudiced by such failure. If such indemnifying party disputes its liability with respect to such claim, such indemnifying party and such indemnified party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction as set forth in Section 12.12.

SECTION 10.09. Procedures Relating to Indemnification of Tax Claims. (a) If a claim relating to Taxes shall be made against any indemnified party (the “Tax Indemnified Party”) by any Taxing Authority, which, if successful, might result in an indemnity payment to any Tax Indemnified Party pursuant to Article X, the Tax Indemnified Party shall promptly notify the party responsible for such indemnification (the “Tax Indemnifying Party”) in writing of such claim (a “Tax Claim”); provided, however, the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the Tax Indemnifying Party has been materially prejudiced as a result of such failure.

(b) With respect to any Tax Claim for which the Tax Indemnifying Party is solely responsible, the Tax Indemnifying Party shall control all proceedings taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, Proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner; provided, however, the Tax Indemnifying Party shall not settle or otherwise compromise any Tax Claim that would have a material impact on the Tax Indemnified Party (disregarding any impact on the net operating losses or other tax attributes of the Company or any Company Subsidiary as of the Closing Date). In no case shall any Tax Indemnified Party settle or otherwise compromise any Tax Claim without the Tax Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld). Notwithstanding the foregoing, in the case of a Tax Claim relating to a Straddle Period, (i) neither party shall control the proceedings and each party shall have the right to participate fully in all aspects of the prosecution or defense of such Tax Claim and (ii) neither party shall settle any such Tax Claim without the prior written consent of the other (which consent shall not be unreasonably withheld).

(c) Each party shall cooperate with the other party in contesting any Tax Claim, which cooperation shall include the retention and (upon the other party’s request) the provision to the other party of Records and information that are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder.

SECTION 10.10. Escrow. (a) The Escrow Account established in accordance with Section 2.01(d) shall be invested, maintained and disbursed in accordance with the terms and conditions of this Agreement and the Escrow Agreement. The Escrow Amount shall be available to satisfy any and all claims of (i) the Purchaser Indemnitees set forth in Article X of this Agreement or (ii) the Holdings Indemnitees (as such term is defined in the Restructuring Agreement) pursuant to Article V of the Restructuring Agreement. Solely in respect of claims pursuant to Section 10.01(a)(i), Purchaser shall proceed first against the Escrow Account to the extent of the funds available therein to satisfy any such claims and may not proceed directly against Seller with respect thereto unless and until sufficient funds are no longer available in the Escrow Account (either because claims against the Escrow Account exceed the available balance therein or because any remaining balance therein has been distributed to Seller in accordance with the terms of this Agreement or the Escrow Agreement).

(b) On the 18 month anniversary of the Closing Date (the “Original Escrow Expiration Date”), except as otherwise provided in Sections 10.10(c) and 10.10(d), all remaining funds of the Escrow Amount shall be disbursed to Seller, together with the earnings thereon.

(c) If on the Original Escrow Expiration Date (i) the applicable conditions set forth on Section 10.10(c)(i) of the Seller Disclosure Schedule with respect to the Non-CTS Liabilities set forth therein have not been satisfied or (ii) the applicable conditions set forth on Section 10.10(c)(ii) of the Seller Disclosure Schedule with respect to the Non-CTS Liabilities set forth therein have not been satisfied, the Escrow Agent shall retain in the Escrow Account all remaining funds until the date on which all the conditions referenced in clause (i) above have been satisfied (such date, the “Lease Release Date”) and the date on which all the conditions referenced in clause (ii) above have been satisfied (such date, the “PSA Release Date” and the date by which the Lease Release Date and PSA Release Date have occurred, the “Escrow Release Date”); provided, however, that if, on October 1, 2013, the Lease Release Date has occurred and the PSA Release Date has not occurred (such date, the “Escrow Reduction Date”), the Escrow Agent shall disburse to Seller any funds in the Escrow Account to the extent such funds exceed $12,500,000 and retain $12,500,000 in the Escrow Account until the earlier of the third anniversary of the Closing Date and the PSA Release Date (such date, the “PSA Final Escrow Release Date”). If, on the PSA Final Escrow Release Date, the Lease Release Date has occurred, all remaining funds in the Escrow Account shall be disbursed to Seller, together with earnings thereon. Notwithstanding the foregoing, any disbursements pursuant to this Section 10.10(c) shall be subject to Section 10.10(d).

(d) Subject to the restrictions in Section 10.10(c), if on the Original Escrow Expiration Date, the Escrow Release Date or the PSA Final Escrow Release Date, there is then pending and unresolved one or more claims of the Purchaser Indemnitees and if the Purchaser Indemnitees have delivered to Seller and to the Escrow Agent a notice on or prior to the Original Escrow Expiration Date, Escrow Release Date or PSA Final Escrow Release Date, respectively, setting forth an updated description in reasonable detail of all such claims to the extent known and the amount of each such claim to the extent reasonably quantifiable, the Escrow Agent shall retain in the Escrow Account, pending resolution of such claims, an amount equal to the aggregate amount so claimed, and upon final disposition of each such claim the Escrow Agent shall disburse to Seller the amount so withheld in excess of the remaining claim as finally resolved. Notwithstanding the foregoing, if, on the Escrow Reduction Date, the aggregate amount of such claims is equal to or greater than $12,500,000, the Escrow Agent shall not disburse any funds to Seller on the Escrow Reduction Date until such claims are resolved.

(e) Seller agrees that it will only request that the Escrow Agent disburse funds to it from the Escrow Account if it is entitled to such disbursement pursuant to this Section 10.10. Promptly following any event pursuant to which Seller or Purchaser is entitled to a disbursement of funds from the Escrow Account in accordance with this Section 10.10, Purchaser and Seller agree to execute and provide joint written instructions to the Escrow Agent to release from the Escrow Account to Purchaser or Seller, as applicable, any funds permitted to be disbursed hereunder.

ARTICLE XI

Termination

SECTION 11.01. Termination. This Agreement may be terminated and the Acquisition and other transactions contemplated by this Agreement abandoned at any time prior to the Closing by:

(a) the mutual written consent of Seller and Purchaser;

(b) Seller, upon written notice to Purchaser, if there shall have been a breach by Purchaser of any of the representations, warranties, covenants or obligations contained herein, which breach would result in the failure to satisfy any condition set forth in Section 3.02, and any such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 60 days after written notice thereof shall have been received by Purchaser;

(c) Purchaser, upon written notice to Seller, if there shall have been a breach by Seller of any of the representations, warranties, covenants or obligations contained herein, which breach would result in the failure to satisfy any condition set forth in Section 3.01, and any such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 60 days after written notice thereof shall have been received by Seller;

(d) Seller or Purchaser, upon written notice to the other party, if the Closing does not occur on or prior to January 31, 2012 (such date, the “Outside Date”); or

(e) Seller or Purchaser, upon written notice to the other party, if any Law, Injunction or other legal restraint or prohibition preventing the Acquisition shall be in effect and shall have become final and nonappealable.

provided, however, that the party seeking termination pursuant to clause (b), (c) or (d) is not in breach in any material respect of any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach would result in the failure to satisfy any condition set forth in Section 3.01(a) or Section 3.02(a) with respect to such party, as applicable.

SECTION 11.02. Return of Confidential Information. If this Agreement is terminated and the Acquisition and other transactions contemplated by this Agreement are abandoned as provided in this Article XI:

(a) notwithstanding any provision in the Confidentiality Agreement to the contrary, Purchaser shall return to Seller all documents and other material received by Purchaser, its Affiliates and their respective Representatives from Seller, its Affiliates (including the Company and the Company Subsidiaries) and their respective Representatives relating to the Acquisition and the other transactions contemplated by this Agreement, whether so obtained before or after the execution hereof; and

(b) all confidential information received by Purchaser, its Affiliates and their respective Representatives with respect to Seller, its Affiliates (including the Company and the Company Subsidiaries) and their respective Representatives or the Business, shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

SECTION 11.03. Consequences of Termination. In the event of termination by Seller or Purchaser pursuant to this Article XI, written notice thereof shall promptly be given to the other party and the Acquisition and other transactions contemplated by this Agreement shall be terminated, without further action by either party. If this Agreement is terminated and the Acquisition and other transactions contemplated by this Agreement are abandoned as provided in this Article XI, this

Agreement shall become void and of no further force or effect, except for the provisions of (a) Section 7.01 relating to the obligation of Purchaser to keep confidential certain information and data obtained by it, (b) Section 8.04 relating to publicity, (c) this Article XI, (d) Section 12.03 relating to certain expenses, and (e) Section 12.09 relating to finder’s fees and broker’s fees. Nothing in this Article XI shall be deemed to release either Seller or Purchaser from any Liability for any breach by such party of the terms and provisions of this Agreement prior to such termination or to impair the right of either party to compel specific performance by the other party of its obligations under this Agreement that survive such termination.

ARTICLE XII

Miscellaneous

SECTION 12.01. Assignment. This Agreement and the rights and obligations hereunder and under the Other Transaction Documents shall not be assignable or transferable by any party hereto without the prior written consent of the other parties hereto (including by operation of Law in connection with a merger, consolidation or sale of substantially all the assets of any party hereto); except that either party may assign (including by operation of Law in connection with a merger, consolidation or sale of substantially all the assets of any party hereto); all or any of its rights, interests and obligations hereunder or under the Other Transaction Documents to (i) any of its Affiliates or (ii) following Closing, (A) in the case of Purchaser, any subsequent purchaser (whether by merger, consolidation or sale) of all or substantially all of the Business or any material portion of the assets thereof and (B) in the case of Seller, any subsequent purchaser of all or substantially all of the Retained Business or any material portion of the assets thereof; provided that (x) such assignment shall not relieve the assigning party of any of its obligations hereunder and (y) Purchaser may assign in whole or in part, its rights under this Agreement without the consent of any other party thereto for collateral security purposes to any Lender, provided that no such assignment shall relieve Purchaser of any of its obligations hereunder. Any attempted assignment in violation of this Section 12.01 shall be void.

SECTION 12.02. No Third Party Beneficiaries. Except as expressly provided in Sections 7.04, 12.01, 12.12, 12.13, 12.14 and 12.15 and Article X (it being understood that each Lender is an intended beneficiary of Section 12.01, 12.12, 12.13, 12.14 and 12.15), this Agreement is for the sole benefit of the parties hereto and their permitted assigns, and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

SECTION 12.03. Expenses. Whether or not the transactions contemplated by this Agreement are consummated, and except as otherwise specifically provided in this Agreement (including in Sections 2.02(b) and 10.07), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses. For the avoidance of doubt, Seller shall be responsible for all Seller Transaction Expenses.

SECTION 12.04. Amendments. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing, Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other party or parties with any term or provision of this Agreement that such other party or parties were or are obligated to comply with or perform. Any such waiver shall only be effective in the specific instance and for the specific and limited purpose for which it was given and shall not be deemed a waiver of any other provision of this Agreement or of the same breach or default upon any recurrence thereof. No failure on the part of any party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

SECTION 12.05. Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand; sent by email; sent by facsimile (with confirmation of receipt); or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand, emailed or, if by facsimile, when receipt is so confirmed or, if mailed, three (3) days after mailing (or one (1) business day in the case of overnight mail or overnight courier service), as follows (or at such other address for a party as shall be specified by like notice):

(a) if to Purchaser,

Catalent Pharma Solutions, Inc.

14 Schoolhouse Road

Somerset, New Jersey 08873

Attention:	Samrat Khichi, Senior Vice President, Chief Administrative Officer & General Counsel & Secretary
Facsimile:	732-537-6490
Email:	Sam.Khichi@catalent.com

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:	Peter Martelli
Facsimile:	212-455-2502
Email:	pmartelli@stblaw.com, and

(b) if to Seller,

Aptuit, LLC

Two Greenwich Office Park

Greenwich, CT 06831

Attention:	John Fikre
Facsimile:	(203) 422-0266
Email:	john.fikre@aptuit.com

with a copy to:

Welsh, Carson, Anderson & Stowe

320 Park Avenue, Suite 2500

New York, NY 10022

Attention:	Brian Regan
Facsimile:	(212) 893-9583
Email:	bregan@welshcarson.com

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention:	Thomas E. Dunn, Esq.
Craig F. Arcella, Esq.
Facsimile:	(212) 474-3700
Emails:	tdunn@cravath.com
carcella@cravath.com

(c) if to WCAS (for purposes of the Limited Guaranty Agreements),

Welsh, Carson, Anderson & Stowe

320 Park Avenue, Suite 2500

New York, NY 10022

Attention:	Brian Regan
Facsimile:	(212) 893-9583
Email:	bregan@welshcarson.com

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention:	Thomas E. Dunn, Esq.
Craig F. Arcella, Esq.
Facsimile:	(212) 474-3700
Emails:	tdunn@cravath.com
carcella@cravath.com

SECTION 12.06. Interpretation; Exhibits and Seller Disclosure Schedule; Certain Definitions. (a) The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “or” shall be construed to have the same meaning and effect as the inclusive term “and/or”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth therein), (ii) the words “herein”, “hereto”, “hereby”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iii) all references herein to Articles, Sections or Exhibits shall be construed to refer to Articles, Sections or Exhibits of this Agreement and (iv) the headings contained in this Agreement, the Seller Disclosure Schedule, any Exhibit and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The Seller Disclosure Schedule and all Exhibits are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in the Seller Disclosure Schedule or any Exhibit, but not otherwise defined therein, shall have the meaning ascribed to such term in this Agreement. In the event of an ambiguity or a question of intent or interpretation, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b) For all purposes hereof:

“$” means lawful money of the United States of America.

“Affiliate” means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person; provided, that (i) BHP PTS Holdings L.L.C. and its affiliates (other than Purchaser and its subsidiaries) shall be deemed to not be an affiliate of Purchaser or its subsidiaries under this Agreement other than as Purchaser Indemnitees and (ii) WCAS and its affiliates (other than Seller and its Subsidiaries) shall be deemed to not be an affiliate of Seller or its subsidiaries under this Agreement other than as Seller Indemnitees. For purposes of this definition, “control” when used with respect to any specified person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Adjusted Pre-Closing Tax Attributes” means, from time to time, the Pre-Closing Tax Attributes (i) reduced by the amount of any Pre-Closing Tax Attributes actually utilized by Purchaser or its Affiliates as of such time and (ii) adjusted to take into account any applicable limitations under the Code that exist immediately after the Closing, including those imposed pursuant to Section 382, 383 and 384, on the ability of Purchaser or its Affiliates to utilize any such unutilized Pre-Closing Tax Attributes as of such time.

“business day” means any day, other than a Saturday or Sunday, on which commercial banks are not required or authorized to close in New York City or London.

“Chubb Matter” means the UCB Pharma Proceeding described in Item 1 of Section 4.12 of the Seller Disclosure Schedule, with respect to which a claim has been filed with the Chubb Group of Insurance Companies.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA), any “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA) and any other plan, program, policy, agreement, arrangement or understanding providing for severance or retention benefits, profit-sharing, fees, bonuses, stock options, stock appreciation, stock purchase or other equity-related rights, incentive or deferred compensation, change-in-control benefits, fringe benefits, vacation benefits, insurance, health or medical benefits, dental benefits, employee assistance programs, disability benefits, workers’ compensation benefits or post-employment or retirement benefits that is sponsored, maintained or contributed to, or required to be maintained or contributed to, by the Company or a Company Subsidiary for the benefit of any current or former employee, director or independent contractor of the Business.

“Company Subsidiary” means the entities listed on Section 4.04(a) of the Seller Disclosure Schedule.

“Confidential Information Memorandum” means the Clinical Trial Supplies Information Package dated as of May 2011.

“Corporate-Level Services” means advertising, accounting, tax, legal, human resources, information technology, treasury operations, investor relations and quality assurance services provided by Seller and its Affiliates to the Business.

“CTS Liabilities” has the meaning ascribed to such term in the Restructuring Agreement.

“Employee” means each CTS Employee (as defined in the Restructuring Agreement) employed by the Company or any Company Subsidiary as of immediately prior to the Closing.

“Employee Benefit Plan” means any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA), any “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA) and any other plan, program, policy, agreement, arrangement or understanding providing for severance or retention benefits, profit-sharing, fees, bonuses, stock options, stock appreciation, stock purchase or other equity-related rights, incentive or deferred compensation, change-in-control benefits, fringe benefits, vacation benefits, insurance, health or medical benefits, dental benefits, employee assistance programs, disability benefits, workers’ compensation benefits or post-employment or retirement benefits that is sponsored, maintained or contributed to, or required to be maintained or contributed to, by Seller or any of its Affiliates (excluding the Company or any Company Subsidiary) for the benefit of any Employee.

“Environmental Law” means any Law or Injunction relating to pollution, protection of the environment or natural resources, endangered or threatened species, or the preservation or restoration of natural resources, including CERCLA.

“Environmental Permits” means all licenses, certificates, permits, waivers, authorizations, registrations and approvals by any Governmental Entity required under or pursuant to Environmental Laws for the operation and conduct of the Business as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, any other entity (whether or not incorporated) that, together with such entity, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Estimated Net Funded Indebtedness” means an estimate, prepared by Seller and delivered to Purchaser no later than two business days prior to the Closing Date, of Net Funded Indebtedness.

“Estimated Working Capital Adjustment” means the difference, if any, between (i) the Target Working Capital and (ii) an estimate, prepared by Seller and delivered to Purchaser at least two business days prior to the Closing Date, of the Closing Working Capital.

“Excluded Liabilities” means any: (a) Non-CTS Liabilities; (b) Liabilities relating to or arising from the Restructuring (for avoidance of doubt, this clause (b) shall not include any CTS Liabilities); (c) Seller Transaction Expenses; (d) Funded Indebtedness; or (e) Liabilities relating to or arising from the Chubb Matter.

“FDA” means the United States Food and Drug Administration.

“FDA Act” means the U.S. Food, Drug, and Cosmetic Act, 21 U.S.C. §301 et. seq., and all applicable regulations promulgated by the FDA, as amended.

“Funded Indebtedness” means, as of any time, without duplication, the outstanding principal amount of, premium (if any) in respect of, accrued and unpaid interest on, and other payment obligations (including, without limitation, any prepayment premiums payable as a result of the consummation of the Acquisition) arising under, any obligations of the Company or any Company Subsidiary consisting of (i) indebtedness for borrowed money, (ii) indebtedness issued in substitution or exchange for borrowed money or obligations for the deferred purchase price of property or services (but excluding any trade payables and accrued expenses arising in the ordinary course of business), (iii) indebtedness evidenced by any note, bond, debenture or other similar instrument, (iv) obligations under any interest rate, currency or other hedging agreements, (v) capitalized lease obligations that are properly classified as a liability on a balance sheet in accordance with GAAP, (vi) bank overdrafts and outstanding checks to the extent treated as bank overdrafts or otherwise included in the financial statements of the Company (without duplication), (vii) any obligations under any sale and leaseback transaction or any synthetic lease (irrespective of the tax classification of such sale and leaseback transaction), (viii) the Preferred Stock Obligations and (ix) any obligation arising with respect to any transaction which is the functional equivalent of or takes the place of indebtedness but which does not constitute a liability on the balance sheet; in each case, as of such date. Notwithstanding the foregoing, “Funded Indebtedness” shall not include any obligations under operating leases or under synthetic leases which, if they were leases, would be operating leases or any intercompany obligations among any of the Company and the Company Subsidiaries that are CTS Liabilities. For the avoidance of doubt, the Verona Debt (as defined in the Seller Disclosure Schedule) shall be treated as indebtedness for borrowed money for purposes of this Agreement.

“GAAP” means generally accepted accounting principles in the United States.

“Governing Documents” means the legal document(s) by which any person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation.

“Governmental Entity” means any supranational, national, Federal, state, provincial or local, whether U.S. or non-U.S., government or any court of competent jurisdiction, governmental agency, commission, authority or instrumentality, or any self-regulatory authority.

“Group Relief” means any amount eligible for surrender by way of group relief under Part 5 of the Corporation Tax Act 2010 in the United Kingdom and any eligible unrelieved foreign tax which may be surrendered in accordance with The Double Taxation Relief (Surrender of Relievable Tax Within a Group) Regulations 2001 (SI 2001/1163) in the United Kingdom and any refund of Tax eligible to be surrendered or claimed under section 963 of the Corporation Tax Act 2010 in the United Kingdom.

“Hazardous Material” means any petroleum or petroleum products, byproducts or distillates; radioactive materials or wastes; asbestos in any form; urea formaldehyde foam insulation; polychlorinated biphenyls; and any other chemical, material, substance or waste that in relevant form, quantity or concentration is prohibited, limited or regulated as “hazardous” or “toxic” by any Governmental Entity.

“Injunction” means any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree of any Governmental Entity.

“Inventory” means all raw materials, work-in-process, parts, spare parts, packaging materials, labels, supplies, finished goods and other inventories (including in transit, on consignment or in the possession of any third party).

“knowledge of Seller” means the current actual knowledge of (i) each of the persons identified in Section 12.06(b)(ii)(A) of the Seller Disclosure Schedule after such person’s reasonable inquiry of his or her applicable direct reports and (ii) each of the persons identified in Section 12.06(b)(ii)(B) of the Seller Disclosure Schedule.

“Law” means any law (including any common law), statute, legally binding rule, ordinance, judgment, code, order, injunction, decree, agency requirement, arbitration award, permit or regulation of a Governmental Entity.

“Liabilities” means, with respect to any person, indebtedness, bonds, guarantees, payables, commitments and other obligations of such person to make payments or provide other consideration, whether arising under Contract, Law or Proceeding, primary or secondary, direct or indirect, absolute or contingent, known or unknown, inchoate or otherwise, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of such person.

“Losses” means losses, claims, damages, costs, charges or expenses, settlement payments, Liabilities, awards, judgments, fines, penalties, demands,

assessments or deficiencies (including, without limitation, interest and penalties due and payable with respect thereto and all related reasonable legal fees and expenses).

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA.

“Net Funded Indebtedness” means, as of any time, an amount equal to the aggregate Funded Indebtedness of the Company and the Company Subsidiaries at such time.

“Non-CTS Liabilities” has the meaning ascribed to such term in the Restructuring Agreement.

“Non-U.S. Company Benefit Plan” means any Company Benefit Plan that is maintained primarily for the benefit of current and former employees and independent contractors of the Business who provide services primarily to the segment of the Business operated outside of the United States.

“Non-U.S. Employee Benefit Plan” means any Employee Benefit Plan that is maintained primarily for the benefit of individuals who provide services primarily to Seller and its Affiliates outside of the United States.

“Non-U.S. Employees” means all Employees who do not provide services primarily to the segment of the Business operated in the United States.

“Other Transaction Documents” means the Transaction Documents other than this Agreement.

“Permits” means all licenses, certificates, permits, authorizations, registrations and approvals by any Governmental Entity, excluding any and all Environmental Permits.

“person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity, including such person’s successors and assigns.

“Post-Closing Tax Period” means all taxable periods or portions thereof beginning after the Closing Date.

“Pre-Closing Tax Period” means all taxable periods or portions thereof ending on or before the Closing Date.

“Preferred Stock Obligations” means all payment obligations with respect to the Series A Preferred Stock and Series B Preferred Stock of Aptuit Intermediate Holdings, Inc.

“Prime Rate” means the rate of interest from time to time publicly announced by Citibank, N.A., in its New York City office, as its prime or base rate, calculated on the basis of the actual number of days elapsed divided by 365.

“Purchaser Material Adverse Effect” means any change, effect, event or occurrence that has a material adverse effect on the ability of Purchaser to (a) consummate the Acquisition or the other transactions contemplated by this Agreement or (b) perform its obligations under this Agreement and the Other Transaction Documents, in each case, in a timely manner.

“Records” means all books and records, including books of account; ledgers; general, financial and accounting records; files; invoices; lists of customers and suppliers; other distribution lists; billing records; sales and promotional literature; manuals; and customer and supplier correspondence; in each case, in any form or medium.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

“Representatives” mean, with respect to any specified person, such person’s officers, directors, employees, agents, counsel, auditors and other representatives.

“Restructuring” has the meaning ascribed to such term in the Restructuring Agreement.

“Seller Disclosure Schedule” means Seller’s disclosure schedule attached hereto and incorporated herein.

“Seller Material Adverse Effect” means any change, effect, event, circumstance, state of facts or occurrence that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect (a) on the assets, liabilities, financial condition or results of operations of the Business or, after giving effect to the Restructuring, the Companies and the Company Subsidiaries, taken as a whole, (b) on the ability of Seller to consummate the Acquisition, the Restructuring or the other transactions contemplated by this Agreement or (c) on the ability of Seller to perform its obligations under this Agreement and the Other Transaction Documents, in the case of each of clauses (b) and (c), in a timely manner. For purposes of this Agreement, “Seller Material Adverse Effect” shall exclude any such change, effect, event or occurrence to the extent resulting from (i) changes, effects, events or occurrences in the credit, financial or capital markets of, or the economy in general in the United States or the United Kingdom or in the global economy in general, including changes in interest or exchange rates, (ii) changes, effects, events or occurrences in applicable Law or applicable accounting regulations or principles or interpretations thereof or prospective changes in applicable Law or applicable accounting regulations or principles, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory, legislative or political conditions, (iii) changes, effects, events or occurrences in general in any of the industries or geographic areas in which the Business participates or operates, (iv) the execution and delivery of this Agreement or any Other Transaction Document, the consummation of the Acquisition, the consummation of the Restructuring, the identity of, or any facts or circumstances relating to, Purchaser or its Affiliates or any action or inaction by Purchaser or its Affiliates, or the announcement or other publicity with respect to any of the foregoing (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, labor unions or regulators or any litigation resulting or arising therefrom) (provided that the exception in this clause (iv) shall not apply to the representations and warranties contained in Section 4.02(a) and (b), Section 4.07(b), the second sentence of Section 4.09(a) or Section 4.13(i)), (v) any acts or threats of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening of the foregoing, any hurricane, flood, tornado, earthquake, pandemics or natural disaster, whether or not caused by any person, or any national or international calamity or crisis (provided that the exception in this clause (v) shall not apply to the extent there is any physical damage or destruction of assets of the Business or the Company or any Company Subsidiary), (vi) the taking of, or failure to take, any action (A) by Seller, the Company, any Company Subsidiary or any of their respective Affiliates required or otherwise contemplated by this Agreement (provided that the exception in this subclause (A) shall not apply with respect to the actions (or the failure to take actions) of Seller, the Company and the Company Subsidiaries to comply with Section 5.02) or (B) consented to or requested by Purchaser in writing, (vii) any actions taken by Seller, the Company, any Company Subsidiary or any of their respective Affiliates that are permitted or required by this Agreement to obtain approval or consent from any Governmental Entity in connection with the consummation of the Acquisition and the transactions contemplated by this Agreement, (viii) any change or prospective change in the credit ratings of the Company or any Company Subsidiary or (ix) the failure of the Company, the Company Subsidiaries or the Business to meet any internal or external projections, estimates, budgets, predictions, plans, milestones or forecasts (it being understood that the underlying facts giving rise or contributing to such change or such failure in (viii) and (ix) may be taken into account in determining whether there has been a Seller Material Adverse Effect if such facts are not otherwise excluded under this definition), except, in the cases of clauses (i), (ii), (iii) and (v), to the extent that the Business or, after giving effect to the Restructuring, the Companies and the Company Subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the industries in which the Business participates or operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether a Seller Material Adverse Effect has occurred, or is reasonably likely to occur).

“Seller Transaction Expenses” means the aggregate amount of all third-party fees and out-of-pocket costs and expenses incurred at any time at or prior to the Closing by the Company or any Company Subsidiary (including contingent expenses ultimately payable by the Company or any of the Company Subsidiaries as the result of the transactions contemplated hereby), in each case, in connection with this Agreement, the Acquisition and the Restructuring, which amounts shall include all brokerage or financial advisory fees, out-of-pocket costs, expenses and disbursements, commissions or finders’ fees, including those of financial advisors, counsel, accountants or other advisors or service providers. For the avoidance of doubt, Seller Transaction Expenses shall not include any such fees, costs, expenses or disbursements incurred after the Closing (other than contingent expenses referred to in the parenthetical in the prior sentence pursuant to the Agreement entered into by Seller or its Subsidiaries prior to the Closing) by the Company or any Company Subsidiary to the extent such fees, costs, expenses or disbursements accrued after the Closing Date.

“Solvent” when used with respect to any person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of that person as of such date, exceed (i) the value of all “liabilities of such person, including contingent and other liabilities” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of that person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) that person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) that person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, each of the phrases “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such person.

“Substitution Agreement” means the Substitution Agreement dated August 8, 2011 between Aptuit (Singapore) Private Limited, Aptuit (Asia) Private Limited, Aptuit, LLC, Aptuit, Inc., Aptuit Laurus Private Limited and Dr. Satyanarayana.

“Tax” means all national, Federal, state, provincial and local, whether U.S. or non-U.S., taxes, charges, fees, levies, duties, rates, impositions, withholdings and similar assessments, including income, gross receipts, excise, real and personal property, profits, estimated, severance, occupation, production, capital gains, capital stock, goods and services, environmental, employment, withholding, stamp, value added, VAT, alternative or add-on minimum, sales, transfer, use, license, payroll and franchise taxes or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, imposed by any Taxing Authority, and such term shall include all interest, penalties, surcharges and additional amounts due in respect thereof imposed by any Taxing Authority regardless of whether such taxes, charges, fees, levies, duties, rates, impositions, withholdings and similar assessments are chargeable directly or primarily against or attributable directly or primarily to the Company or any Company Subsidiary or any other person and of whether any amount in respect of any of them is recoverable from any other person.

“Tax Guaranty Expiration Date” means the fifth anniversary of the Closing Date.

“Tax Liability” means any Liability with respect to Taxes.

“Tax Return” means all returns, reports, elections, forms or similar statements required to be filed with any Taxing Authority (including any schedules or attachments thereto and amendments thereof) including, without limitation, any information return, claim for refund, amended return and declaration or estimated Tax.

“Taxing Authority” means any Governmental Entity responsible for the imposition or administration of any Tax.

“Transaction Documents” means (a) this Agreement, (b) the Escrow Agreement, (c) the Restructuring Agreement and (d) the Transition Services Agreement.

“Transfer Taxes” means all transfer, documentary, sales, use, registration, and other similar Taxes (including all applicable real estate transfer Taxes and real property transfer gains Taxes) and related amounts (including any penalties, interest and additions to Tax) incurred in connection with this Agreement, except VAT, Non-U.S. GST and similar value-added Taxes.

“Transition Services Agreement” means the Transition Services Agreement in the form attached as Exhibit A to the Restructuring Agreement, which form shall not be amended without the written consent of the Purchaser.

“U.K. Company Benefit Plan” means any Non-U.S. Company Benefit Plan that is maintained primarily for the benefit of Employees and former employees and independent contractors of the Business who provide services primarily to the segment of the Business operated in the United Kingdom.

“U.S. Company Benefit Plan” means a Company Benefit Plan that is not a Non-U.S. Company Benefit Plan.

“U.S. Employee Benefit Plan” means an Employee Benefit Plan that is not a Non-U.S. Employee Benefit Plan.

“VAT” means United Kingdom value added tax.

“VATA” means the Value Added Tax Act 1994.

(c) The following defined terms have the meanings ascribed to such terms in the Sections set forth below:

Term	Section
$	Section 12.06(b)
2010 Audited Financial Statements	Section 5.06(A)
Accounting Firm	Section 2.02(b)
Acquisition	Recitals
Acquisition Transaction	Section 5.08
Additional Financial Statements	Section 5.06(b)
Adjusted Pre-Closing Tax Attributes	Section 12.06(b)
Adjusted Purchase Price	Schedule A
Affiliate	Section 12.06(b)
Agreement	Preamble
Audited 9/30/11 Financial Statements	Section 5.06(c)
Balance Sheet	Section 4.05(a)
Business	Recitals
business day	Section 12.06(b)
CERCLA	Section 4.16
Chubb Matter	Section 12.06(b)
Claimant Company	Section 8.05(f)
Closing	Section 2.01(a)
Closing Date	Section 2.01(a)
Closing Net Funded Indebtedness	Section 2.02(a)
Closing Working Capital	Section 2.02(a)
Code	Section 12.06(b)
Collateral	Section 7.02
Company	Recitals
Company Benefit Plan	Section 12.06(b)
Company Intellectual Property	Section 4.09(a)
Company Subsidiary	Section 12.06(b)
Confidential Information Memorandum	Section 12.06(b)
Confidentiality Agreement	Section 7.01
Consent	Section 4.02(b)
Continuing Arrangements	Section 8.07
Contracts	Section 4.10
control	Section 12.06(b)
controlled	Section 12.06(b)
controlling	Section 12.06(b)
Corporate-Level Services	Section 12.06(b)
Covered Products	Section 4.20(b)
Covered Taxes	Section 10.03(a)

Term	Section
CP&L Business	Recitals
CRM	Section 7.06(a)
Current Assets	Section 2.02(d)
Current Liabilities	Section 2.02(d)
Debt Commitment Letter	Section 6.05
Debt Financing	Section 6.05
Deeside	Section 4.06(o)(i)
DOJ	Section 8.02(a)
E&Y	Section 5.06(a)
Effective Time	Section 2.01(a)
Employee Benefit Plan	Section 12.06(b)
Environmental Law	Section 12.06(b)
Environmental Permits	Section 12.06(b)
ERISA	Section 12.06(b)
ERISA Affiliate	Section 12.06(b)
ERP	Section 7.06(a)
Escrow Account	Section 2.01(d)
Escrow Agent	Section 2.01(d)
Escrow Agreement	Section 2.01(d)
Escrow Amount	Section 2.01(d)
Escrow Reduction Date	Section 10.10(c)
Escrow Release Date	Section 10.10(c)
Estimated Net Funded Indebtedness	Section 12.06(b)
Estimated Purchase Price	Section 2.01(c)(i)
Estimated Working Capital Adjustment	Section 12.06(b)
Excluded Liabilities	Section 12.06(b)
FDA	Section 12.06(b)
FDA Act	Section 12.06(b)
Filing	Section 3.01(c)
Final Purchase Price	Section 2.02(c)
FTC	Section 8.02(a)
Funded Indebtedness	Section 12.06(b)
GAAP	Section 12.06(b)
Glasgow	Section 4.06(o)(i)
Governing Documents	Section 12.06(b)
Governmental Entity	Section 12.06(b)
Group Relief	Section 12.06(b)
Hazardous Material	Section 12.06(b)
HSR Act	Section 3.01(c)
Indebtedness to be Repaid	Section 8.09
indemnified party	Section 10.07(a)
indemnifying party	Section 10.07(a)
Infringe	Section 4.09(d)
Injunction	Section 12.06(b)

Term	Section
Intellectual Property	Section 4.09(e)
Inventory	Section 12.06(b)
IRS	Section 4.13(a)
IT Agreements	Section 7.06(b)
IT Systems	Section 7.06(a)
IT Systems Separation	Section 7.06(a)
knowledge of Seller	Section 12.06(b)
Law	Section 12.06(b)
Lease	Section 4.08(e)
Leased Property	Section 4.08(b)
Lease Release Date	Section 10.10(c)
Lenders	Section 6.05
Liabilities	Section 12.06(b)
Liens	Section 4.02(a)
Limited Guaranty Agreements	Recitals
Losses	Section 12.06(b)
Material Contract	Section 4.10(b)
MSFT	Section 7.06(d)
MSFT Transfer	Section 7.06(d)
Multiemployer Plan	Section 12.06(b)
Net Funded Indebtedness	Section 12.06(b)
New Financing Commitments	Section 7.05(b)
Non-CTS Liabilities	Section 12.06(b)
Non-U.S. Company Benefit Plan	Section 12.06(b)
Non-U.S. Employees	Section 12.06(b)
Notice of Disagreement	Section 2.02(b)
Noticed Post-Closing Claim	Section 8.10(b)
OFAC	Section 4.15
Oracle	Section 7.06(d)
Original Escrow Expiration Date	Section 10.10(b)
Other Transaction Documents	Section 12.06(b)
Outside Date	Section 11.01(d)
Owned Property	Section 4.08(a)
Patents	Section 4.09(e)
PDM Business	Recitals
Permits	Section 12.06(b)
Permitted Liens	Section 4.07
person	Section 12.06(b)
Post-Closing Claims	Section 8.10(b)
Pre-Closing Occurrence Based Policies	Section 8.10(b)
Post-Closing Tax Period	Section 12.06(b)
Pre-Closing Tax Attributes	Section 10.03(a)
Pre-Closing Tax Period	Section 12.06(b)
Preferred Stock Obligations	Section 12.06(b)

Term	Section
Prime Rate	Section 12.06(b)
Proceedings	Section 4.12
PSA Final Escrow Release Date	Section 10.10(c)
PSA Release Date	Section 10.10(c)
Purchase Price	Section 1.01
Purchase Price Adjustment Principles	Section 2.02(d)
Purchaser	Preamble
Purchaser Indemnitees	Section 10.01(a)
Purchaser Material Adverse Effect	Section 12.06(b)
Records	Section 12.06(b)
Release	Section 12.06(b)
Representative Member	Section 4.06(o)(i)
Representatives	Section 12.06(b)
Restricted Party	Section 8.08(c)
Restricted Period	Section 8.08(c)
Restructuring	Section 12.06(b)
Restructuring Agreement	Recitals
Retained Business	Recitals
Seller	Preamble
Seller Disclosure Schedule	Section 12.06(b)
Seller Fundamental Representations	Section 10.01(b)(i)
Seller Indemnitees	Section 10.02(a)
Seller Material Adverse Effect	Section 12.06(b)
Seller Prepared Tax Returns	Section 8.05(d)(i)
Seller Transaction Expenses	Section 12.06(b)
Service Levels	Section 8.13
Shared Hardware	Section 7.06(c)
Shares	Recitals
Solvent	Section 12.06(b)
Statement	Section 2.02(a)
Straddle Period	Section 12.06(b)
subsidiary	Section 12.06(b)
Subsidiary Voting Debt	Section 4.04(c)
Substitution Agreement	Section 12.06(b)
Support Services	Section 4.19
Target Working Capital	Section 2.02(c)
Tax	Section 12.06(b)
Tax Claim	Section 10.09(a)
Tax Guaranty Expiration Date	Section 12.06(b)
Tax Indemnified Party	Section 10.09(a)
Tax Indemnifying Party	Section 10.09(a)
Tax Liability	Section 12.06(b)
Tax Records	Section 8.06
Tax Return	Section 12.06(b)

Term	Section
Taxing Authority	Section 12.06(b)
Technology	Section 4.09(f)
Third Party Claim	Section 10.07(a)
Transaction Documents	Section 12.06(b)
Transfer Taxes	Section 12.06(b)
Transition Services Agreement	Section 12.06(b)
U.K. Company Benefit Plan	Section 12.06(b)
U.S. Company Benefit Plan	Section 12.06(b)
U.S. Employee Benefit Plan	Section 12.06(b)
Unaudited 6/30/11 Balance Sheet	Section 4.05(e)
Unaudited 9/30/09 Financial Statements	Section 4.05(c)
Unaudited 9/30/10 Financial Statements	Section 4.05(a)
Unaudited Interim Financial Statements	Section 4.05(e)
VAT	Section 12.06(b)
VAT Group	Section 4.06(o)(i)
VATA	Section 12.06(b)
Voting Debt	Section 4.03(b)
Wales	Section 4.06(o)(i)
WARN Act	Section 9.03
WCAS	Recitals
Working Capital	Section 2.02(d)

SECTION 12.07. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by facsimile, email or other electronic imaging means shall be as effective as delivery of a manually executed counterpart of this Agreement.

SECTION 12.08. Entire Agreement. This Agreement, the Other Transaction Documents and the Confidentiality Agreement contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

SECTION 12.09. Fees. Seller hereby represents and warrants that the only brokers or finders that have acted for it in connection with this Agreement or the transactions contemplated hereby or that may be entitled to any brokerage fee, finder’s fee or commission in respect thereof are J.P. Morgan Securities LLC and Seller shall pay all fees or commissions which may be payable to J.P. Morgan Securities LLC. Purchaser represents and warrants that no brokers or finders have acted for it in connection with this Agreement or the transactions contemplated hereby based on upon arrangement made by or on behalf of Purchaser for which the Company or any Company Subsidiary could have any Liability prior to the Closing or Seller or any of its Affiliates (other than the Company or any Company Subsidiary) could have any Liability.

SECTION 12.10. Severability. If any term, covenant, restriction or provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal, void or incapable of being enforced by any applicable Law or public policy, all other terms, covenants, restrictions and provisions of this Agreement shall nonetheless remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term, covenant, restriction or other provision is invalid, illegal, void or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the fullest extent possible.

SECTION 12.11. Enforcement. The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in an appropriate court of competent jurisdiction as set forth in Section 12.12, this being in addition to any other remedy to which any party is entitled at law or in equity, but in any event, subject to the limitations provided in this Agreement. The right to specific enforcement shall include the right of the parties to cause the Restructuring, the Acquisition and the other transactions contemplated by this Agreement to be consummated on the terms and subject to the conditions set forth in this Agreement. The parties hereto further agree (a) to cooperate fully in any attempt by the other party to obtain any such equitable remedy, (b) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy and (c) not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, or to assert that a remedy of monetary damages would provide an adequate remedy. The parties hereto acknowledge and agree that such right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, the parties hereto would not have entered into this Agreement.

SECTION 12.12. Consent to Jurisdiction. Each party hereto hereby (a) agrees that any Proceeding, directly or indirectly, arising out of, under or relating to this Agreement, any Other Transaction Documents or any transaction contemplated hereby or thereby, or for recognition or enforcement of any judgment, will be heard and determined in the Chancery Court of the State of Delaware (and each agrees that no such Proceeding relating to this Agreement will be brought by it or any of its Affiliates except in such court), subject to any appeal, provided that if jurisdiction is not then available in the Chancery Court of the State of Delaware, then any such claim, suit, action or other proceeding may be brought in any Delaware state court or any Federal court located in the State of Delaware and (b) irrevocably and unconditionally submits to the exclusive jurisdiction of any such court in any such Proceeding. Each party hereto further agrees that service of any process, summons, notice or document by United States registered mail to such party’s respective address set forth in Section 12.05 shall be effective service of process for any Proceeding in Delaware with respect to any matters as to which it has submitted to jurisdiction in this Section 12.12. Each party hereto (i) irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of this Agreement, any Other Transaction Documents or any transaction contemplated hereby or thereby in any court referred to in the first sentence of this Section 12.12, (ii) irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum and (iii) agrees that a final judgment in any such Proceeding brought in any such court shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Notwithstanding the foregoing, each of the parties hereto further agrees that it will not bring or support any action or proceeding against the Lenders in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the commitments to provide the Debt Financing or the performance thereof, in any forum other than any state or Federal court located in the Borough of Manhattan in the City of New York.

SECTION 12.13. Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement, any Other Transaction Document or any transaction contemplated hereby or thereby (including with respect to the Debt Financing or the Lenders). Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Other Transaction Documents, as applicable, by, among other things, the mutual waivers and certifications in this Section 12.13.

SECTION 12.14. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF. Notwithstanding the foregoing, the Debt Commitment Letter, the rights and duties of the parties thereunder and any claims or disputes arising thereunder or related thereto shall be governed by, and construed in accordance with, the law of the jurisdiction provided under the governing law provisions of the Debt Commitment Letter.

SECTION 12.15. Waiver of Direct Claim. Seller (on behalf of itself and any of its stockholders, partners, members, Affiliates, directors, officers, employees, agents and representatives) hereby (i) waives any rights or claims against any Lender in connection with this Agreement, the Debt Financing or the Debt Commitment Letter, whether at law or equity, in contract, in tort or otherwise, and (ii) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any Proceeding against any Lender in connection with this Agreement or the Acquisition (including any Proceeding relating to the Debt Financing or the Debt Commitment Letter); provided that for the avoidance of doubt this Section 12.15 shall not affect or diminish in any respect Seller’s rights and remedies under Section 12.11.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

APTUIT, LLC,

By	/s/ Timothy C. Tyson
Name: Timothy C. Tyson
Title: Chief Executive Officer

CATALENT PHARMA SOLUTIONS, INC.,

By	/s/ Scott Houlton
Name: Scott Houlton
Title: President, Development and Clinical Services